Exhibit 99.5

September Budget Update
2009/10 – 2011/12

September 1, 2009

National Library of Canada Cataloguing in Publication Data

British Columbia.

Budget and fiscal plan. — 2002/03/2004/05-

Annual

Also available on the Internet.

Continues: British Columbia. Ministry of Finance and

Corporate Relations. Budget ... reports. ISSN 1207-5841

ISSN 1705-6071 = Budget and fiscal plan — British Columbia.

1. Budget — British Columbia — Periodicals. 2. British

Columbia — Appropriations and expenditures — Periodicals.

I. British Columbia. Ministry of Finance. II. Title.

HJ12.B742            352.48’09711’05            C2003-960048-3

September Budget Update 2009/10 – 2011/12	September 1, 2009

Attestation by the Secretary to Treasury Board

Summary		1

Part 1: Three-Year Fiscal Plan

Introduction		7
Revenue		13
Changes since the February 2009 Fiscal Plan		13
2009/10 Changes		13
Three Year Plan Changes		14
September Update 2009 Plan		16
Consolidated Revenue Fund Spending		21
Protecting Health Care and Education		23
Sustaining Social Services		26
Supporting Communities		27
2010 Olympic and Paralympic Winter Games		28
Administrative and Discretionary Spending		29
HST Impacts on CRF Spending		30
Management of the BC Public Service		30
Service Delivery Agency Expense		32
Other Expense Changes		32
Capital Spending		33
Projects over $50 million		37
Provincial Debt		40
Risks to the Fiscal Plan		44

Tables:
1.1	Three-Year Fiscal Plan — Operating Statement	7
1.2	Three-Year Fiscal Plan Update — Changes from February 17 Budget	8
1.3	Revenue by Source	10
1.4	Expense by Ministry, Program and Agency	11
1.5	Major Factors Underlying Revenue	15
1.6	Personal Income Tax Revenue	17
1.7	Corporate Income Tax Revenue	17
1.8	Sales Taxes Revenue	18
1.9	Health and Social Transfers	20
1.10	Reallocating Discretionary Spending to Priority Areas	22
1.11	Sustaining Social Services	26
1.12	Supporting Communities	27
1.13	Olympics Funding	29

September Budget Update – 2009/10 to 2011/12

1.14	Administrative and Discretionary Spending — Change from 2008/09	30
1.15	Capital Spending	34
1.16	Provincial Transportation Investments	36
1.17	Capital Expenditure Projects Greater than $50 million	38
1.18	Provincial Debt Summary	40
1.19	Reconciliation of Summary Results to Provincial Debt Changes	42
1.20	Provincial Financing	43
1.21	Key Fiscal Sensitivities	44
1.22	Notional Allocations to Contingencies	46

Topic Boxes:
Five Year Fiscal Plan		49
Economic Stimulus Plan		53
Expenditure Management		61

Part 2: Tax Measures

Tax Measures — Supplementary Information		65
September Update 2009		65
October 22 and November 1, 2008 Measures		69
Budget 2009 Measures		71

Tables:
2.1	Summary of Tax Measures	63
2.2	Medical Service Plan Premium Assistance Changes	68
2.3	Examples of Medical Service Plan Premium Changes	69
2.4	British Columbia Personal Income Tax Cut - Impact on Taxpayers	70
2.5	Commission Rates	70

Topic Box:
Harmonized Sales Tax		77
Revenue Neutral Carbon Tax		87

Part 3: British Columbia Economic Review and Outlook

Summary		91
British Columbia Economic Activity and Outlook		92
Labour Market		93
Domestic Demand		94
Business and Government		96
External Trade and Commodity Markets		97
Inflation		98
Risks to the Economic Outlook		99

External Outlook		99
United States		99
Canada		102

Financial Markets		104
Interest Rates		104
Exchange Rate		105

September Budget Update – 2009/10 to 2011/12

iv

Tables:
	3.1	British Columbia Economic Indicators	92
	3.2	Ministry of Finance Economic Forecast: Key Economic Indicators	93
	3.3	Ministry of Finance Economic Forecast: Key Assumptions	103
	3.4	Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts	105
	3.5	Private Sector Canadian 10-year Government Bond Interest Rate Forecasts	105
	3.6	Private Sector Exchange Rate Forecasts	106
	3.7.1	Gross Domestic Product: British Columbia	107
	3.7.2	Components of Nominal Income and Expenditure	108
	3.7.3	Labour Market Indicators	108
	3.7.4	Major Economic Assumptions	109

Topic Boxes:
	The Economic Forecast Council, September 2009		110
	Interjurisdictional Economic and Revenue Declines		114

Part 4: 2009/10 First Quarterly Report

Fiscal 2009/10 - Results to June 30, 2009			119

Tables:
	4.1	2009/10 Operating Statement	120
	4.2	2009/10 Revenue by Source	120
	4.3	2009/10 Expense by Function	121
	4.4	2009/10 Expense by Ministry, Program and Agency	122
	4.5	2009/10 Capital Spending	123
	4.6	2009/10 Provincial Debt	124
	4.7	2009/10 Statement of Financial Position	125

Appendices			127

September Budget Update – 2009/10 to 2011/12

v

September 1, 2009

As required by Section 7(d) of the Budget Transparency and Accountability Act (BTAA), and Section 4a(v) of the Carbon Tax Act, I am confirming that the September Budget Update contains the following elements:

•                 The fiscal and economic forecasts for 2009/10 and the next two years, which are detailed in Parts 1 and 3 of the September Budget Update.

•                 All material economic, demographic, taxation, accounting policy and other assumptions underlying the 2009/10 economic, revenue, expense, surplus, capital spending and debt forecasts are also disclosed. In particular:

•                  Forecast allowances of $250 million are included in each year of the fiscal plan to help achieve the deficit targets in the face of unexpected revenue declines or expense increases;

•                  Ministry and agency budgets reflect administrative and discretionary spending reductions. To achieve these savings, careful and diligent expenditure management is required. A $500 million contingency vote is available in 2009/10 to mitigate any unexpected spending pressures;

•                  A capital contingencies allowance is included in the capital plan to help manage cost pressures on individual projects within the overall capital budget and includes funding for accelerated capital projects still under negotiation with the federal government. The successful negotiation of federal cost sharing agreements is a key assumption in the accelerated infrastructure plan;

•                  Tourism BC will be incorporated into the Ministry of Tourism, Culture and Arts effective April 1, 2010;

•                  The FTE forecast for ministries has been developed as single aggregate numbers. This recognizes government’s plan to manage FTEs corporately in order to avoid any unnecessary layoffs and optimize staff resources; and

•                  Most of the wage agreements reached in the last round of public sector negotiations expire by the end of 2009/10. No funding is included in the fiscal plan for the next round.

•                 The advice received from the Minister’s Economic Forecast Council this July on the economic growth outlook for British Columbia, including the range of forecasts for 2009 and 2010.

•                 The major areas of risk to the plan known at this time are disclosed in the risks section in Part 1 starting at page 44 of the September Budget Update, and in the material assumptions tables in the Appendix.

•                 A carbon tax report for 2008/09 and a carbon tax plan for 2009/10 to 2011/12 and corresponding material assumptions. These can be found in the Revenue Neutral Carbon Tax topic box at the end of Part 2: Tax Measures (page 87).

Three-year financial plans for health authorities, and universities and colleges have been compiled by the Ministries of Health Services, and Advanced Education and Labour Market Development based on plans developed and submitted by organizations in those sectors. The three year plan for the school districts was compiled as an aggregate by the Ministry of Education based on current school board plans and assumptions on future policy.

The accounting policies followed in the September Budget Update comply, in all material respects, with generally accepted accounting principles (GAAP) for senior governments.

I would like to thank staff in government ministries, corporations and agencies for their work in preparing these multi-year economic and financial plans. I would specifically like to recognize my staff in the Ministry of Finance for their incredible dedication and commitment in preparing this budget over the summer period.

Graham Whitmarsh
Deputy Minister and
Secretary to Treasury Board

Ministry of Finance	Office of the Deputy Minister	Mailing Address: PO Box 9417 Stn Prov Govt Victoria BC V8W 9V1 www.gov.bc.ca/fin	Location Address: Room 109 617 Government Street Victoria BC

Summary: BUDGET AND FISCAL PLAN — 2009/10 to 2011/12

			Budget
	2008/09		Estimate	Plan	Plan
($ millions)	Budget	Actual	2009/10	2010/11	2011/12
Revenue	38,490	38,328	37,608	38,845	41,072
Expense	(37,690)	(38,250)	(40,133)	(40,320)	(41,767)
Surplus (Deficit) before forecast allowance	800	78	(2,525)	(1,475)	(695)
Forecast allowance	(750)	—	(250)	(250)	(250)
Surplus (Deficit)	50	78	(2,775)	(1,725)	(945)
Capital spending:
Taxpayer-supported capital spending	3,859	3,778	4,729	4,626	3,376
Total capital spending	5,766	5,540	7,434	7,687	6,544
Provincial Debt:
Government direct operating debt	7,408	6,455	8,250	10,071	10,512
Taxpayer-supported debt	27,741	26,446	30,593	34,984	37,279
Total debt	37,743	38,014	42,332	48,461	52,754
Government direct operating debt-to-GDP ratio	3.7%	3.2%	4.4%	5.1%	5.1%
Taxpayer-supported debt-to-GDP ratio	14.0%	13.3%	16.2%	17.9%	18.1%
Total debt-to GDP ratio	19.0%	19.1%	22.4%	24.8%	25.7%

Laying the Foundation for Economic Recovery

This budget sets out bold measures to lead British Columbia out of the economic downturn while preserving critical public services, ensuring a competitive tax system and investing in infrastructure and jobs.

Responding to Declining Revenues

The global economic downturn has continued at a rapid pace since the February fiscal plan, and the consensus economic forecasts for the US, Canada and BC have been downgraded. BC government projections for 2009 fell a full 2 percentage points, from 0.9 per cent in February to the current 2.9 per cent.

The weakness in 2009 is largely due to the sustained US economic downturn limiting demand for BC products, as well as ongoing volatility in global financial markets and steep declines in natural gas and other commodity prices.

Natural gas prices plummet

Source: BC Ministry of Finance

Domestic demand, the central driver of BC’s economic growth in recent years, slowed rapidly, reflecting weakened consumer confidence and tighter credit conditions.

The economic downturn resulted in a reduction of $3.9 billion in revenue over the fiscal plan period since the February fiscal plan. Half of this reduction, $2.0 billion, impacted 2009/10 alone, primarily in the areas of personal and corporate income tax revenue and natural resource revenue.

2009/10 revenue reduction since February

September Update 2009

September Update 2009 projects deficits of $2.8 billion in 2009/10, $1.7 billion in 2010/11, and $0.9 billion in 2011/12. Government now plans to balance its budget by 2013/14.

The revenue losses since the February fiscal plan will be partially offset by $1.6 billion in federal government transition payments to help BC harmonize its PST with the federal GST.

September Budget Update – 2009/10 to 2011/12

Summary

The fiscal plan provides for additional spending of $1.7 billion across the fiscal plan period. The higher spending reflects increased social services costs, higher net spending by health and education organizations, the implementation of full-day kindergarten, forest firefighting costs and a rebate program for the BC portion of HST on residential energy use, partially offset by reductions in administrative costs and discretionary grants.

To maintain prudence and flexibility, government increased its contingencies allocation and re-introduced forecast allowances to help ensure fiscal targets are met.

September Update 2009 — cumulative changes since Budget 2009

BC Economy Contracts

The fiscal plan is based on an economic forecast that now projects a contraction in real gross domestic product (GDP) of 2.9 per cent for 2009, recovering to grow by 1.9 per cent in 2010 and 2.7 per cent in 2011. The economic outlook is significantly lower than expectations at the time of February’s Budget 2009.

Prudent economic forecast

Note: Forecasts from the July 2009 EFC for 2011-13 is the average annual growth rate for this period.

The BC forecast for 2009 reflects the ongoing economic weakness in the US and throughout the world, troubled global commodity and financial markets, as well as weakened domestic demand in BC.

Indicators of economic performance through the first few months of 2009 confirm that British Columbia’s economy was in a period of extraordinarily rapid economic decline. However, the monthly pace of decline in most major indicators has slowed relative to the final months of 2008 and early months of 2009.

Despite the recent stabilization, risks to BC’s economic outlook remain weighted to the downside. Further, the province’s export market — particularly the forestry sector — will likely continue to suffer along with the troubled US housing market. As a result, the government has incorporated a larger than normal degree of prudence for each year of the 5 year economic forecast.

Protecting Healthcare and Education

September Update 2009 reconfirms government’s commitment to health care. Over three years, health care will receive the largest share of funding increases in government spending. By 2011/12, the Ministry of Health Services’ budget will increase by nearly $2.4 billion, or 18 per cent, from the 2008/09 budget. This maintains an average 6 per cent annual increase in funding.

Ministry of Health Services budget

*Before $120 million Supplementary Estimates

September Update 2009 confirms government’s priority to protect core K-12 education funding. The 2009/10 school year operating grant funding to school districts is maintained at $4.6 billion, and the funding formula for growth areas such as independent schools and distributed learning remains unchanged to support choice for all students including those with special needs.

September Budget Update – 2009/10 to 2011/12

Summary

Additional funding has been allocated for the implementation of full-day kindergarten. Beginning in September 2010, targeted grants of $44 million in 2010/11 and $107 million in 2011/12 will be directed to this program.

Student enrolment and per pupil funding

*Does not include provincial transfers of special grants to school districts

Funding to institutions that support the post-secondary education system increases by $93 million in 2009/10 from the 2008/09 budget and has increased by 36 per cent since 2001/02.

Post-secondary funding increases

Schools, post-secondary institutions and health authorities are working to realize savings in administrative and discretionary areas, which will be redirected to core services.

Sustaining Social Services

September Update 2009 ensures that programs and services that enhance the quality of life for British Columbians in need are protected, and provides an additional $455 million over three years to:

•      support individuals and families in need of income assistance;

•      provide additional emergency shelter housing; and

•      support major prosecutions including those related to gang and organized crime activities.

Sustaining Social Services

3-Year
($ millions)	Total
Income Assistance	420
Vancouver HEAT shelters	2
Major Prosecutions	33
455

Supporting Communities

September Update 2009 continues to recognize the significant role rural communities play in contributing to the economic growth of British Columbia, and provides strategic investments to:

•                 pursue further cost-sharing with the federal government for accelerated infrastructure projects under the Build Canada Fund;

•                 leverage further funds from the federal Infrastructure Stimulus Fund for water, wastewater, transit, roads and other community services infrastructure;

•                 implement the Maa-nulth treaty;

•                 increase tourism marketing in 2009/10; and

•                 maintain funding in 2010/11 and 2011/12 for tourism marketing operations previously supported by hotel room tax.

Supporting Communities

3-Year
($ millions)	Total
Build Canada Fund community infrastructure	32
Infrastructure Stimulus Fund community infrastructure	50
Maa-nulth Treaty settlement and implementation	31
Maximizing tourism investments	39
Maintaining tourism and marketing operations	101
253

Reallocating Spending to Meet Priorities

Government has further reviewed all ministry administrative and discretionary spending in order to protect core health care, education and social service programs.

September Budget Update – 2009/10 to 2011/12

Summary

Reallocating ministry spending to priority areas

3-Year
($ millions)	Total
Budget 2009 (February) spending allocations	2,059
Less: Administrative and other savings	(1,870)
Net increase in spending	189
September Update 2009 spending allocations	1,331
Less: Discretionary grants and administrative savings	(1,497)
Net decrease in spending	(166)
Total allocations	3,390
Total savings	(3,367)
Net increase in ministry spending	23

In addition to the $1.9 billion in administrative efficiencies reflected in February’s Budget 2009, a comprehensive review of discretionary grants and other spending has yielded an additional $1.5 billion in savings that enabled government to further prioritize its spending.

Infrastructure Program

September Update 2009 continues government’s commitment to an infrastructure spending plan that includes the acceleration of a number of new projects in order to keep British Columbians working and help stimulate the economy.

Infrastructure spending on transit, roads, schools, hospitals, post secondary facilities, electrical generation, transmission and distribution projects and other capital assets totals $21.6 billion over the three year period of the fiscal plan and assumes federal contributions of $1.5 billion, including infrastructure stimulus funds announced in the federal budget on January 27, 2009.

Since the end of October 2008, $3.4 billion has been invested in accelerating infrastructure in British Columbia. These investments include:

•                 $1.7 billion from within the existing capital and fiscal plan which are being invested earlier than planned; and

•                 $1.7 billion of new funding to stimulate economic activity.

Negotiations with the federal government are still on-going in the key areas of housing, transportation, and communities. Funding for the provincial portion has been set aside within the fiscal plan.

Tax Measures

On October 22, 2008, government announced economic stimulus measures, including accelerated personal and small business income tax cuts that provided a $207 million reduction in 2008 taxes for British Columbians. A temporary property tax deferment program was also introduced to help homeowners experiencing financial hardship.

September Update 2009 builds on those measures by increasing the basic personal and spousal tax credits by $1,627 to $11,000, further reducing personal income taxes for British Columbians by up to $72 for single taxpayers and $147 for others.

Government has also provided further tax relief for small business. In addition to the 44 per cent reduction in the small business tax rate announced last October, government has increased the maximum amount of taxable income to which the small business rate is applied to $500,000, saving small businesses up to $8,000 per year starting in 2010.

To help fund rapidly growing health care costs, government will increase MSP premiums by approximately 6 per cent which is in line with the increase in health spending. By 2009/10, health care spending is projected to increase by 45 per cent since MSP premiums were last increased in 2002. To offset the impact of the increase on those with low incomes, the premium assistance program has been enhanced to reduce or eliminate monthly premiums for about 180,000 people.

On July 1, 2010, government will harmonize the provincial sales tax with the federal GST into a new 12 per cent harmonized sales tax (HST). Introduction of this measure will be accompanied by:

•                 partial rebates for municipalities, charities, qualifying non-profit organizations and new housing;

•                 provincial point of sale rebates for the provincial portion of HST on certain goods, including motor fuels;

•                 provincially administered rebates for the provincial portion of HST on residential energy; and

•                 personal income tax cuts, including a new low income tax credit which will be paid quarterly.

These rebates and tax relief measures will mitigate for consumers the impact of moving to the new tax and initially make the HST approximately fiscally neutral to government.

September Budget Update – 2009/10 to 2011/12

Summary

Return to Balanced Budgets by 2013/14

Despite the need to extend the deficit period to four years, government maintains its practice of strong fiscal management through its expenditure management program and by requiring the budget to be balanced by the fifth year. In addition, government has dedicated the use of subsequent year end surpluses towards eliminating direct operating debt, prohibiting Supplementary Estimates until that goal is achieved.

Return to surplus position in 2013/14

Debt Remains Affordable

Significant progress has been made in reducing the taxpayer supported debt burden over the past six years. The taxpayer-supported debt to GDP ratio declined from 21.3 per cent in 2002/03 to 13.3 per cent by 2008/09, a 38 per cent reduction.

Due to significant infrastructure investments and the impact of weaker economic growth on government revenue, the taxpayer-supported debt to GDP ratio is forecast to increase to 18.1 per cent by 2011/12. The previous progress in reducing the debt to GDP ratio to 13.3 per cent now enables government to absorb the impact of the recession without returning to earlier peak levels of the debt to GDP ratio.

Taxpayer-supported debt remains affordable

Government’s five year fiscal plan sets out a strategy to return to balanced budgets by 2013/14. As this strategy is realized, government will be able to reverse the impacts of the deficit period on the debt to GDP ratio and resume a downward trend in this indicator.

Risks to the Fiscal Plan

While the ministry is projecting its estimate of the most likely economic scenario, its forecast acknowledges significant downside risks, which include:

•                 a more severe and prolonged US recession than assumed;

•                 slower than anticipated global demand resulting in weaker demand for BC’s exports;

•                 a Canadian dollar valued above the current forecast; and

•                 further volatility in global financial and commodity markets.

Other risks include service demand pressures on the expenditure side. As well, the budget provides no funding for annual wage increases in the next round of public sector bargaining.

The fiscal plan includes contingencies of $500 million in 2009/10, $300 million in 2010/11 and $300 million in 2011/12 to help ensure the fiscal targets are met. As well, government included a forecast allowance of $250 million in each year of the fiscal plan as an added measure of prudence.

Conclusion

In summary, September Update 2009:

•                 protects critical public services, including health care, education and social services;

•                 reduces administrative and discretionary costs and redirects those savings towards government priorities;

•                 continues government’s accelerated infrastructure program to create jobs over the next three years;

•                 includes the introduction of the HST on July 1, 2010;

•                 increases the basic personal tax credit to $11,000 and the small business income tax threshold to $500,000; and

•                 provides a five-year plan to return to balanced budgets by 2013/14.

September Budget Update – 2009/10 to 2011/12

Part 1: THREE-YEAR FISCAL PLAN

Table 1.1 Three-Year Fiscal Plan - Operating Statement

			Budget
	2008/09		Estimate	Plan	Plan
($ millions)	Budget	Actual	2009/10	2010/11	2011/12
Taxpayer-supported programs and agencies:
Revenue	38,490	38,328	37,608	38,845	41,072
Expense	(37,690)	(38,250)	(40,133)	(40,320)	(41,767)
Surplus (deficit) before forecast allowance	800	78	(2,525)	(1,475)	(695)
Forecast allowance	(750)	—	(250)	(250)	(250)
Surplus (deficit)	50	78	(2,775)	(1,725)	(945)

Introduction

September Update 2009 reflects government’s continuing response to further rapid declines in provincial revenues resulting from the global recession, which is now projected to be deeper and last longer than was the consensus in February’s Budget 2009.

September Update 2009 projects deficits of $2.8 billion in 2009/10, $1.7 billion in 2010/11 and $0.9 billion in 2011/12. The fiscal plan is based on the Ministry of Finance economic forecast that projects the economy to contract by 2.9 per cent for 2009, recovering to modest growth of 1.9 per cent in 2010, and returning to near normal growth of 2.7 per cent in 2011. This economic outlook is significantly lower than expectations at the time of February’s Budget 2009.

In recognition of the potential for further economic forecast downgrades by the private sector, the Ministry of Finance’s current economic outlook for BC in both 2009 and 2010 is 0.6 percentage points lower than that provided by the Economic Forecast Council. Full details of the economic forecast are found in Part 3: British Columbia Economic Review and Outlook.

Since February 2009, government revenue projections have fallen an additional $3.9 billion across the fiscal plan period, primarily in the areas of personal and corporate income tax and natural resource revenue. The projected reductions in these revenues will be partially offset by the $1.6 billion federal government HST transition payments, for a net three year loss of $2.3 billion (see Table 1.2).

Government is reviewing all spending in order to protect core health care, education and social service programs. In addition to the $1.9 billion in administrative efficiencies reflected in February’s Budget 2009, further reviews of administrative spending and discretionary grants have yielded an additional $1.5 billion in savings that enabled government to redirect funding to the core priority areas.

September Update 2009 provides funding for H1N1 preparedness, additional income assistance funding, and support for communities. Provision has also been made for a rebate of the BC portion of HST on residential energy use, additional firefighting costs resulting from a record forest fire season, and higher interest costs arising from the increased debt associated with larger deficits. In total, September Update 2009 projects an additional $1.7 billion in spending over the fiscal plan period compared to the forecast in February’s Budget 2009 (see Table 1.2).

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Table 1.2 Three-Year Fiscal Plan Update – Changes from February 17 Budget

($ millions)	2009/10	2010/11	2011/12
February 17, 2009 budget	(495)	(245)	—
Revenue changes:
Personal income tax	(881)	(1,015)	(1,161)
Corporate income tax	(120)	27	115
Social service tax	(240)	(4,001)	(5,462)
Hotel room tax	(8)	(116)	(157)
BC’s portion of HST	—	4,182	5,884
Tax on private sales of used vehicles	—	75	101
Fuel tax	(41)	(54)	(63)
Other tax sources	22	29	164
Forests	(222)	(157)	19
Natural gas royalties	(492)	(268)	(86)
Other energy, metals, minerals and natural resources	(339)	(309)	(254)
Medical Service Plan premiums	37	124	235
Other fees, licenses, investment earnings and miscellaneous sources	133	14	58
Health and social transfers	(37)	70	9
Federal government transition payments for implementation of HST	750	374	475
Other federal government transfers	167	32	5
Commercial Crown agencies operating results:
Liquor Distribution Branch - mainly increased markup to offset reduced liquor tax	—	56	75
BC Lottery Corporation - mainly impact of lower discretionary consumer spending	(33)	(59)	(69)
ICBC - mainly lower claims costs, operating efficiencies and higher investment income partially offset by lower premiums earned	147	57	(8)
Other commercial Crown agencies changes	(47)	(11)	10
Total revenue changes	(1,204)	(950)	(110)
Forecast allowance updates	(250)	(250)	(250)
Less: expense increases (decreases):
CRF changes:
H1N1 preparedness	80	—	—
Full day kindergarten	—	44	107
Sustaining social services	113	171	171
Supporting communities	67	126	60
Direct forest fire costs	347	—	—
Discretionary and other spending reductions	(454)	(514)	(529)
Increase Contingencies Vote	115	—	50
Management of public debt (net)	(14)	111	158
Rebate program for BC portion of HST on residential energy use	—	175	220
Other changes (mainly costs recovered from external entities)	210	(7)	24
Changes in externally-funded spending by service delivery agencies:
School districts	102	3	6
Post secondary institutions	103	16	—
Health authorities and hospital societies	142	91	135
Other service delivery agencies	15	(61)	(67)
Further efficiencies realized through discretionary spending review	—	125	250
	826	280	585
September Update 2009 Surplus (Deficit)	(2,775)	(1,725)	(945)

These pressures have required the government to extend the period during which it may budget for deficits by an additional two years in order to protect vital health care, education and social services. Government plans to maintain a strong expenditure management regime during this period and intends to balance the budget by 2013/14. Additional information on government’s five-year plan to balance the budget can be found in the topic box on page 49.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Chart 1.1 Revenue and spending trends

In addition, despite extending the deficit period, government has maintained the requirement to use any future year end surpluses to eliminate direct operating debt once balanced budgets are achieved, prohibiting Supplementary Estimates until the direct operating debt is eliminated.

By 2011/12, spending is projected to increase by $3.5 billion compared to 2008/09. This represents an average annual growth of 3.0 per cent, equal to the combined impacts of inflation and the increase in population during the same period.

September Update 2009 continues government’s commitment to an infrastructure spending plan that includes the acceleration of a number of new projects in order to keep British Columbians working and help stimulate the economy. Infrastructure spending on transit, roads, schools, hospitals, post secondary facilities, electrical generation, transmission and distribution projects and other capital assets totals $21.6 billion over the three year period of the fiscal plan.

The capital plan is partially funded by federal contributions of $1.5 billion, including infrastructure stimulus funds announced in the federal budget on January 27, 2009. More information on the three-year capital spending plan is found on page 33.

Since peaking in 2003/04, government has made significant progress in reducing taxpayer-supported debt, including the operating debt. Taxpayer-supported debt has declined from $30.0 billion in 2003/04 to $26.4 billion by 2008/09. Operating debt has been reduced by 59 per cent from a peak of $15.7 billion in 2003/04 to $6.4 billion in 2008/09. These reductions allow government the flexibility to address the current economic challenges, while keeping debt affordable.

Taxpayer-supported debt is forecast to increase to $37.3 billion by 2011/12, reflecting the significant infrastructure investments planned over the next three years that will benefit future generations of British Columbians, and the forecast deficits over the next three fiscal years. Total provincial debt, which includes commercial Crown corporation debt, is forecast to increase over the next three years to $52.8 billion by 2011/12, primarily reflecting additional investment in improving and expanding British Columbia’s hydro generation assets and the construction of the Port Mann bridge.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Table 1.3 Revenue by Source

			Budget
	2008/09		Estimate	Plan	Plan
($ millions)	Budget	Actual	2009/10	2010/11	2011/12
Taxation revenue
Personal income	6,700	6,093	5,681	5,927	6,205
Corporate income	1,343	2,038	1,409	1,099	1,038
Sales (1)	5,284	4,958	4,847	5,555	6,056
Fuel	957	891	873	866	865
Carbon	338	306	557	748	955
Tobacco	705	708	686	686	686
Property	1,861	1,848	1,891	1,912	1,920
Property transfer	1,020	715	685	780	975
Other (2)	601	640	588	437	413
	18,809	18,197	17,217	18,010	19,113
Natural resource revenue
Natural gas royalties	1,165	1,314	522	888	1,195
Forests	952	558	387	550	719
Other resource (3)	1,606	1,976	1,668	1,737	1,776
	3,723	3,848	2,577	3,175	3,690
Other revenue
Medical Services Plan premiums	1,571	1,595	1,628	1,737	1,870
Other fees (4)	2,505	2,425	2,548	2,549	2,592
Investment earnings	884	804	897	899	1,032
Miscellaneous (5)	2,509	2,565	2,599	2,575	2,610
	7,469	7,389	7,672	7,760	8,104
Contributions from the federal government
Health and social transfers	4,794	4,743	4,873	5,180	5,325
Harmonized sales tax transition payments	—	—	750	374	475
Other federal contributions (6)	1,015	1,246	1,627	1,440	1,401
	5,809	5,989	7,250	6,994	7,201
Commercial Crown corporation net income
BC Hydro	358	366	452	512	550
Liquor Distribution Branch	854	891	896	974	1,013
BC Lotteries (net of payments to federal government)	1,101	1,082	1,121	1,139	1,159
ICBC (7)	272	512	407	249	209
Transportation Investment Corporation (Port Mann)	—	(8)	(22)	(16)	(16)
Other	95	62	38	48	49
	2,680	2,905	2,892	2,906	2,964
Total revenue	38,490	38,328	37,608	38,845	41,072

(1)         Includes social service tax, BC’s portion of HST and tax on private sales of used vehicles. More details are available in Table A10.

(2)         Corporation capital, insurance premium and hotel room taxes.

(3)         Columbia River Treaty, other energy and minerals, water rental and other resources.

(4)         Post-secondary, healthcare-related, motor vehicle, and other fees.

(5)         Includes asset dispositions, reimbursements for healthcare and other services provided to external agencies, and other recoveries.

(6)         Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

(7)         The amounts represent ICBC’s projected earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the results for 2008 were: (budget) – $272 million, (actual) – $497 million; and the outlook for 2009 is $460 million. For 2010 and 2011, the fiscal year and calendar year projections are assumed to be the same.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Table 1.4 Expense by Ministry, Program and Agency

			Budget
	2008/09 (1)		Estimate	Plan	Plan
($ millions)	Budget	Actual	2009/10	2010/11	2011/12
Office of the Premier	14	14	11	11	11
Aboriginal Relations and Reconciliation	62	62	69	43	42
Advanced Education and Labour Market Development	2,063	2,025	2,131	2,128	2,128
Agriculture and Lands	212	150	222	155	154
Attorney General	531	512	548	541	530
Children and Family Development	1,382	1,376	1,394	1,395	1,395
Citizens’ Services	172	162	164	150	122
Community and Rural Development	237	233	184	261	231
Education	5,115	5,102	5,042	5,080	5,158
Energy, Mines and Petroleum Resources	73	49	70	60	48
Environment	217	225	193	189	184
Finance	112	64	90	80	66
Forests and Range	872	841	1,101	738	739
Health Services	13,343	13,277	14,155	14,817	15,737
Healthy Living and Sport	153	175	87	53	50
Housing and Social Development	2,581	2,581	2,725	2,775	2,740
Labour	23	22	22	21	20
Public Safety and Solicitor General	646	657	661	646	647
Small Business, Technology and Economic Development	68	52	69	78	78
Tourism, Culture and the Arts	353	348	106	100	98
Transportation and Infrastructure	769	768	756	780	835
Total ministries and Office of the Premier	28,998	28,695	29,800	30,101	31,013
Management of public funds and debt	1,262	1,192	1,186	1,403	1,488
Contingencies	325	177	500	300	300
Funding for capital expenditures	972	832	1,213	1,436	1,039
Legislative and other appropriations	136	144	164	127	125
Subtotal	31,693	31,040	32,863	33,367	33,965
Priority spending initiatives	—	497	—	—	—
Consolidated revenue fund total expense	31,693	31,537	32,863	33,367	33,965
Expenses recovered from external entities	1,938	2,244	2,593	2,533	2,689
Externally-funded service delivery agency expense:
School districts	301	319	325	262	296
Post-secondary institutions	2,185	2,284	2,250	2,233	2,509
Health authorities and hospital societies	427	776	749	674	756
Other service delivery agencies	1,146	1,090	1,353	1,251	1,552
	4,059	4,469	4,677	4,420	5,113
Total expense	37,690	38,250	40,133	40,320	41,767

(1)         The 2008/09 budget estimate and actual results have been restated to reflect government’s current organization and accounting policies.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Significant progress also has been made in reducing the taxpayer-supported debt burden over the past six years. The taxpayer-supported debt to GDP ratio has declined from 21.3 per cent in 2002/03 to 13.3 per cent by 2008/09, a 38 per cent reduction. Due to significant infrastructure investments and the impact of weaker economic growth on government revenue, the taxpayer-supported debt to GDP ratio is forecast to increase to 18.1 per cent by 2011/12. Additional information on the debt outlook is found starting on page 40.

Despite this increase debt remains affordable. The progress in improving the affordability of debt is enabling government to absorb the impact of the economic slowdown without returning to earlier high levels of debt relative to the economy (see Chart 1.2). The return to balanced budgets and the debt elimination measures put in place by government will help ensure that the debt to GDP ratio will return to current affordability levels after balancing the budget in 2013/14.

Chart 1.2 Taxpayer-supported debt burden remains affordable

The main risks to the government fiscal plan include a protracted period of low economic growth in the US, low commodity prices (especially natural gas and lumber), reduced global demand for BC’s exports, continuing turmoil in global financial markets, and further weakening of domestic demand.

Other risks include exchange rate movements or changes in other commodity markets, as well as service demand pressures on the expenditure side. In addition, the budget provides no funding for annual wage increases in the public sector. These and other risks are more fully described starting on page 44.

The fiscal plan includes contingencies of $500 million in 2009/10, $300 million in 2010/11 and $300 million in 2011/12 to help ensure the ministry spending targets are met. As well, government has included a forecast allowance of $250 million in each year of the fiscal plan as an added measure of prudence against revenue and other spending pressures.

The three-year fiscal plan conforms to the standards set by the accounting profession for senior governments in Canada referred to as generally accepted accounting principles or “GAAP”.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Revenue

Changes since the February 2009 Fiscal Plan

Since the February 2009 fiscal plan, revenue has declined $3.9 billion cumulatively over the three years before $1.6 billion of federal government HST transition payments. The loss in revenue reflects a reduced 2008/09 base and a lower outlook of economic growth and key commodity prices compared to the February fiscal plan. The resulting lower revenues from taxation and natural resources are partially offset by increased payments from the federal government, improved commercial crown net income and higher revenues from other taxpayer supported sources.

2009/10 Changes

Revenue losses in 2009/10 comprise over 50 per cent of the total 3-year cumulative reduction. Before the $750 million HST transition payment, 2009/10 revenue is down almost $2 billion – mainly due to lower taxation and natural resource revenues.

Chart 1.3 2009/10 change in revenue since the February budget

Lower economic growth, a reduced 2008/09 base and weak income tax assessments in respect of 2008 and prior years led to a $1.3 billion reduction in taxation revenue compared to the February fiscal plan. Personal and corporate income taxes are over $1 billion lower, including over $500 million due to prior year adjustments and social service tax revenue is down $240 million reflecting weaker consumer and business taxable purchases.

In addition, lower commodity prices and markets compared to the February fiscal plan assumptions result in over $1 billion loss in natural resource revenues – with natural gas royalties down almost $500 million.

These losses are partially offset by a $170 million improvement in other taxpayer-supported revenue mainly due to increased fiscal agency loans and higher forecasts from taxpayer-supported Crowns and the SUCH sector. Federal transfers before the $750 million HST transition payment are up $130 million mainly due to increased

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

recoveries in respect of higher program expenses. In addition, commercial Crown net income is expected to improve by $67 million as higher ICBC revenues mainly from investment income are partially offset by reduced contributions from BC Lotteries and other Crown corporations.

Other federal, provincial and state governments are facing similar fiscal challenges due to declining revenues. For further information, see the topic box at the end of this section on interjurisdictional comparisons of changes to the 2009 economic outlook and 2009/10 revenue projections.

Three Year Plan Changes

Chart 1.4 Cumulative change in revenue since the February budget

Compared to the February 2009 plan, taxation revenue is expected to be 6.9 per cent, 4.6 per cent and 2.9 per cent lower in 2009/10, 2010/11 and 2011/12, respectively. The reduced taxation revenue forecast reflects lower economic growth – especially in 2009; a lower 2008/09 base; the effects of reduced personal and corporate income tax assessments for 2008 and prior years; and the net impacts of shifting to a harmonized sales tax. The anticipated slower economic growth in 2009 reflects the sustained economic downturn in the US; ongoing volatility in global equity, financial and commodity markets; and weakened consumer confidence.

Net revenue from the BC portion of HST is expected to be similar to social service and hotel room tax collections. Government has introduced measures in September Update 2009 to mitigate the impact on individuals. This includes providing rebates on housing and residential energy use, and reducing personal income tax through increasing the basic personal credit and implementing a tax credit for the BC portion of the HST targeted to low income British Columbians. For more details on the HST, see the topic box in Part 2: Tax Measures.

In addition to lower economic growth, the forecast of key commodity prices such as natural gas, electricity, lumber and coal has been reduced from the assumptions underlying the February fiscal plan. Commodity price assumptions are based on the average of private sector forecasts which have declined significantly since the beginning

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Table 1.5 Major Factors Underlying Revenue

Calendar Year	February 17, 2009				September 1, 2009
Per cent growth unless otherwise indicated	2008	2009	2010	2011	2008	2009	2010	2011
Real GDP	1.0	-0.9	2.4	2.6	-0.3	-2.9	1.9	2.7
Nominal GDP	3.9	-0.9	4.2	4.6	3.5	-5.0	3.5	5.0
Personal income	5.1	1.7	3.5	4.3	5.2	-1.0	2.1	3.8
Corporate profits	-4.0	-24.7	1.5	3.2	2.2	-36.4	7.3	5.4
Consumer expenditures	3.7	1.9	4.8	4.7	4.7	-2.0	4.2	4.5
Consumer expenditures on durable goods	-5.1	0.3	2.3	2.5	-4.9	-12.3	-1.9	1.1
Business investment	4.6	-0.5	5.4	4.8	4.2	-7.5	5.5	5.0
Residential construction	2.3	-6.6	8.2	7.4	-2.1	-24.2	15.5	10.8
Retail sales	1.5	1.3	4.4	4.4	0.3	-6.1	3.4	4.3
Employment	2.1	-0.5	1.3	1.5	2.1	-2.8	0.5	1.6
BC Housing starts	-11.2	-26.6	4.9	3.8	-12.4	-60.7	28.5	23.4
US Housing starts	-32.3	-28.3	25.4	35.0	-32.9	-42.2	28.8	47.0
SPF 2x4 price ($US/thousand board feet)	$219	$213	$250	$300	$219	$176	$200	$238
Pulp ($US/tonne)	$851	$606	$650	$700	$851	$609	$650	$694
Exchange rate (US cents/Canadian dollar)	93.7	79.3	86.2	89.4	93.7	86.2	92.9	92.6

Fiscal Year	2008/09	2009/10	2010/11	2011/12	2008/09	2009/10	2010/11	2011/12
Natural gas price ($Cdn/GJ at plant inlet)	$6.57	$5.87	$6.21	$6.61	$6.32	$3.51	$5.09	$5.78
Bonus bids average bid price per hectare ($)	$3,659	$794	$954	$1,226	$3,710	$871	$903	$1,194
Electricity price ($US/mega-watt hour, Mid-C)	$61	$61	$67	$67	$34	$48	$55	$57
Metallurgical coal price ($US/tonne, fob west coast)	$237	$172	$158	$160	n. a.	$130	$123	$126
Copper price ($US/lb)	$2.65	$1.73	$2.44	$2.38	$2.66	$1.91	$2.13	$2.31
Crown harvest volumes (million cubic metres)	51.0	52.0	55.0	60.0	49.7	44.0	48.0	53.0

of the year. As a result, natural resource revenues are forecast to be 29.0 per cent, 18.8 per cent and 8.0 per cent lower compared to the February fiscal plan for a combined $2.1 billion loss over the three years.

Compared to the February fiscal plan and excluding the HST transition payments, federal government transfers are up $130 million, $102 million and $14 million in the three years 2009/10 to 2011/12. The improvement in 2009/10 mainly reflects recoveries in respect of higher program expenses under the Labour Market Development Agreement, the Community Development Trust and for multiculturalism purposes. Higher 2010/11 revenues are primarily due to increased health transfers as weaker economic growth leads to higher net tax point transfers; and improved entitlement contributions for a number of smaller programs.

Revenue from commercial Crown corporations and all other taxpayer supported sources are up $237 million, $181 million and $301 million, respectively over the 2009/10 - 2011/12 period. The increase in 2009/10 is due to $67 million higher commercial Crown net income, increased miscellaneous recoveries in respect of program expenditures and improvements in SUCH sector fee and miscellaneous revenue sources. In the next two years, higher revenue mainly reflects improvements in SUCH sector fee and miscellaneous revenue sources and increased Medical Service Plan premiums as rates are adjusted to mirror rising health care expenses. MSP premium rates will rise about 6 per cent annually in the next three years beginning January 1, 2010, corresponding to the growth in health care funding. See Part 2: Tax Measures for more details regarding enhanced premium assistance and MSP premium rate increases.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

September Update 2009 Plan

Government revenue includes the combined revenues of the Consolidated Revenue Fund (CRF), taxpayer-supported Crown agencies, the SUCH sector, and the net income of commercial Crown corporations.

Following growth of 3.4 per cent in 2007/08, revenue declined 3.7 per cent to total $38.3 billion in 2008/09. The 2008/09 results incorporates the impacts of slowing economic growth in 2008; and tax measures introduced in Budget 2007, Budget 2008, and Budget 2009 as well as accelerated tax cuts announced on October 22, 2008 designed to improve competitiveness and reduce costs for families and businesses. The 2008/09 revenue also includes the impacts of volatile commodity markets with increasing revenue from natural gas royalties, sales of Crown land tenures and coal production, partially offset by a 49 per cent decline in forest revenue.

Chart 1.5 Revenue forecast

A revenue decline of 1.9 per cent in 2009/10 reflects the impacts of a 5.0 per cent decline in nominal GDP, falling commodity prices, a weak forest sector and the full-year effect of reducing corporate income tax rates, partially offset by 21.1 per cent increase in federal government contributions and a 3.8 per cent increase in other taxpayer supported revenue sources. Excluding the HST transitional funding, higher federal government transfers represent additional funding for health and social transfers and in support of higher expenses under the Labour Market Development Agreement and the Labour Market Agreement.

Over the next two years as the economy strengthens and commodity prices rise, due in part to an improving US economic outlook, revenue is expected to average 4.5 per cent annual growth.

Key assumptions and sensitivities relating to revenue are provided in Appendix Table A10. The major revenue components are:

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

•        Personal income tax – down 6.8 per cent in 2009/10, and rising 4.3 per cent and 4.7 per cent over the next two years.

Table 1.6 Personal Income Tax Revenue

($ millions)	2009/10	2010/11	2011/12
September Update 2009 revenue	5,681	5,927	6,205
September Update 2009 measures
– Basic personal amount tax credit increased to $11,000	43	173	184
– Elimination of sales tax & introduction of BC HST tax credit	(13)	157	227
– Other measures	2	6	4
Previously announced measures
– Dividend tax credits	(53)	(78)	(82)
– Other measures	(1)	(3)	(6)
– Federal government	3	9	9
Prior-year adjustment	296	—	—
Base personal income tax revenue	5,958	6,191	6,541
Annual growth	-0.6%	3.9%	5.7%
Personal income growth (calendar year)	-1.0%	2.1%	3.8%
Labour income growth (calendar year)	-2.0%	2.4%	4.7%
Elasticity (1) (calendar year basis, policy neutral)	1.0	1.4	1.4

(1) Per cent growth in current year tax relative to per cent growth in personal income.

Over the three years, revenue includes the effects of $771 million of personal income tax reductions provided to BC residents due to the introduction of HST on July 1, 2010. These measures include increasing the basic personal tax credit and providing relief through a low income tax credit on the BC portion of HST. Adding back the tax measures, base revenue is forecast to average 2.9 per cent annual growth over the three year plan, consistent with September Update 2009 projections of personal and labour incomes. For full details on tax initiatives, see Part 2: Tax Measures.

•        Corporate income tax – declining $629 million or 31 per cent in 2009/10 mainly reflecting a lower settlement payment in respect of 2007 and prior years, partly offset by the effect of accelerated instalment payments from the federal government in respect of the 2010 tax year. Revenue continues to decline over the next two years due to overpayments from the federal government in 2009 and 2010; and tax rate reductions supporting the 2009/10 Revenue Neutral Carbon Tax Plan. For more details on carbon tax recycling, see the Revenue Neutral Carbon Tax topic box on page 87.

Table 1.7 Corporate Income Tax Revenue

($ millions)	2008/09	2009/10	2010/11	2011/12
Advance instalments from the federal government:
– Payment share	10.0%	12.1%	13.4%	11.5%
– Advances	1,387	1,399	1,361	1,332
International Financial Activity Act refunds	(20)	(20)	(20)	(20)
Prior-year adjustment	671	30	(242)	(274)
Corporate income tax revenue	2,038	1,409	1,099	1,038

Annual per cent growth	-9.4%	-30.9%	-22.0%	-5.6%

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Table 1.8  Sales Taxes Revenue

($ millions)	2008/09	2009/10	2010/11	2011/12
Social service tax	4,958	4,847	1,298	71
BC’s portion of HST	—	—	4,182	5,884
Tax on private sales of used vehicles	—	—	75	101
September Update 2009 revenue	4,958	4,847	5,555	6,056

Annual per cent change (calendar year)	2008	2009	2010	2011
Consumer expenditure	4.7%	-2.0%	4.2%	4.5%
Business investment	4.2%	-7.5%	5.5%	5.0%
Government expenditures	7.2%	4.2%	2.2%	3.5%
Residential construction	-2.1%	-24.2%	15.5%	10.8%
Nominal GDP	3.5%	-5.0%	3.5%	5.0%

•   Sales taxes – Social service tax revenue in 2009/10 is assumed to decline 2.2 per cent reflecting weak year-to-date collections, consistent with the updated economic outlook. As a result of the introduction of the HST on July 1, 2010, social service tax revenue in 2010/11 includes April-June collections and the full-year audit recovery. Growth in the BC portion of the HST revenue is in line with consumer expenditures and residential constructions which are assumed to represent 85% of the revenue base. The HST revenue forecast for 2010/11 assumes three quarters of the estimated full year. In addition, the forecast assumes that BC will continue to collect seven per cent tax on private sales of used vehicles. For full details on HST, see Part 2: Tax Measures.

•   Carbon tax – as announced in Budget 2008, the carbon tax rate per tonne of CO2-equivalent will increase by $5 each year to $25 per tonne in 2011/12. The forecast assumes that purchased volumes of natural gas will grow by 1.0 per cent while consumption of gasoline is expected to be decline by 1.0 per cent over the three year plan. Revenue is expected to increase in line with these higher rates and assumed volume growth. Carbon tax revenue is fully returned to taxpayers through tax reductions. For more details on carbon tax recycling, see the Revenue Neutral Carbon Tax topic box on page 87.

•   Property tax – revenue is expected to average 1.3 per cent annual growth over the fiscal plan and includes the effects of an Industrial Property Tax Credit for light and major industrial properties announced on October 22, 2008; and other tax measures including the northern and rural homeowner benefit announced in February 2009. These tax cuts are included in the 2009/10-2011/12 Revenue Neutral Carbon Tax Plan. For full details on tax initiatives, see Part 2: Tax Measures.

•   Property transfer tax – 2009/10 revenue is expected to decline 4.2 per cent from last year after falling 33.1 per cent in 2008/09, based on strengthening year-to-date collections. Over the next 2 years, annual revenue growth is forecast to average 19 per cent - somewhat lower than the 26 per cent average growth in BC housing starts.

•   Natural gas royalties – declines 60.3 per cent in 2009/10 due to lower natural gas prices and increasing production from wells qualifying for royalty programs and credits. Over the next two years, revenue is expected to increase due to the effects of the oil and gas stimulus package announced August 6, 2009 and as demand and average prices rise with an improving North American economy. The government continues to provide royalty programs and credits to foster industry investment in exploration and development. See Appendix Table A.11 for more details regarding natural gas price forecasts.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Chart 1.6 Property transfer tax

       annual growth rate

•   Other energy, metals and minerals – average annual revenue growth from sales of Crown land tenures is forecast to be 2.4 per cent over the three years as annual cash sales are recorded as revenue over eight years which tends to moderate volatility. Revenue from other energy, metals and minerals falls $278 million (39 per cent) in 2009/10 and remains relatively flat over the next two years due to the effects of commodity prices, production volumes, the exchange rate and higher mining costs.

Chart 1.7 Revenue from energy, metals and minerals

•   Forests – in 2009/10, the impacts of the mountain pine beetle infestation, prevailing weak lumber prices and an anaemic US housing market are expected to continue to result in declining stumpage revenue and softwood lumber border taxes. This is partially offset by increasing logging tax revenue.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Over the next two years as prices and markets including lumber exports are expected to recover, both stumpage revenue and softwood lumber border taxes increase. Revenue is forecast to average 36 per cent annual growth, however by 2011/12, forests revenue is still expected to be significantly below recent historical levels.

•   Fees, licences, investment earning and miscellaneous sources – averaging 3.1 per cent annual growth over the three year fiscal plan period reflecting planned increases to Medical Service Plan premium rates to match rising health care expenditures, partially offset by enhanced premium assistance; and forecasts provided by the SUCH sector and taxpayer supported Crown corporations.

•   Health and social transfers – Over the three years, revenue is expected to average 3.9 per cent annual growth reflecting national base growth, a rising BC population share and incorporating protection from the federal government health transfer measures introduced in its budget on January 27, 2009.

Table 1.9 Health and Social Transfers

($ millions)	2008/09	2009/10	2010/11	2011/12
Canada Health Transfer (CHT)	3,177	3,355	3,606	3,727
Wait times	—	33	33	33
Health deferral	145	68	53	23
Canada Social Transfer (CST)	1,386	1,437	1,488	1,542
Prior-year adjustments	35	(20)	—	—
Total health and social transfers	4,743	4,873	5,180	5,325
Annual Change	129	130	307	145
	2.8%	2.7%	6.3%	2.8%

•   HST transitional funding –in order to facilitate the participation of the Province in the harmonized tax system, Canada committed to provide $1.6 billion transitional funding over the three years 2009/10 to 2011/12.

•   Other federal contributions

•   up $381 million or 31 per cent in 2009/10 mainly due to funding under the Labour Market Development Agreement for which the province administers programs and services previously provided by the federal government, aimed at helping Employment Insurance clients and the unemployed prepare for and obtain employment.

•   declining $187 million in 2010/11 mainly reflecting the termination of funding for the Millennium Scholarship Program and decline in funding for the Labour Market Development Agreement.

Commercial Crown Corporation Net Income

•   British Columbia Hydro and Power Authority – BC Hydro’s net income, based on meeting its allowed return on equity, is forecast at $452 million in 2009/10, $512 million in 2010/11 and $550 million in 2011/12.

Operating results are affected by variable factors such as water inflows, market prices for energy purchases and trade income, which can have a significant impact. Generally, variances between forecast and actual results caused by these factors are deferred to regulatory accounts, mitigating the impact on net income.

A material exception to the deferral treatment is when trade income falls outside of the range that accrues to ratepayers – i.e. from breakeven up to $200 million. Variances outside this range impact net income directly. Although the current forecast for trade

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

income is expected to fall within this range, there is significant downward pressure on trade income due to the impact of the economic recession on demand, price spreads and foreign exchange rates which could result in trade losses in 2009/10.

While BC Hydro has incorporated rate increases into its projections, the rate increases for 2010/11 and 2011/12 are subject to approval by the BC Utilities Commission through the revenue requirements application process (see Appendix Table A10 for rate assumptions).

•   British Columbia Liquor Distribution Branch (LDB) – LDB’s net income is forecast at $896 million in 2009/10, $974 million in 2010/11 and $1,013 million in 2011/12. The 2009/10 projection is unchanged from the February fiscal plan and up $56 million and $75 million in 2010/11 and 2011/12, respectively. The increases reflect adjustments to maintain current liquor prices following implementation of the HST (see Part 2: Tax Measures for more information on the HST).

•   British Columbia Lottery Corporation – BCLC’s net income (after payments to the federal government) is forecast at $1,121 million in 2009/10, $1,139 million in 2010/11 and $1,159 million in 2011/12. These projections are down $33 million, $59 million and $69 million from the February fiscal plan reflecting less discretionary spending by consumers. Despite the unfavourable variance from the February fiscal plan, moderate growth is projected for year-over-year net income.

Over 20 per cent of provincial income from gaming is redistributed to charities and local governments. In September Update 2009, total distributions of gaming income are projected at $239 million in 2009/10, $254 million in 2010/11 and $260 million in 2011/12.

•   Insurance Corporation of British Columbia – ICBC’s net income is forecast at $407 million in 2009, $249 million in 2010 and $209 million in 2011. Compared to the February fiscal plan, these amounts are $147 million and $57 million higher in 2009 and 2010, respectively, and $8 million lower in 2011. The changes reflect improved investment income as equity markets recover and interest rates increase, and lower overall claims costs. These improvements are partially offset by lower premium revenue from a moderation of the increase in the number of insured vehicles. The forecast also incorporates a 3 per cent decrease in optional insurance rates beginning in October 2009.

Consolidated Revenue Fund Spending

Consolidated Revenue Fund (CRF) spending is projected to increase from a $31.7 billion budget in 2008/09 to $34.0 billion by 2011/12.

Just as British Columbia’s businesses and citizens continue to manage tough economic times and face budgetary challenges and hard choices, government also has had to wrestle with difficult decisions.

The budget process has been complex. Achieving a balance between protecting key services, ensuring government operates efficiently, and maintaining an environment that is conducive to economic growth has required trade-offs.

September Update 2009 confirms government’s ongoing commitment to protect the core health care, education and social services that are needed to support British Columbians. Government is further committed to achieving these goals efficiently, effectively, and in a financially prudent manner.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

September Update 2009 provides additional funding for targeted strategic and core priorities of government including:

•   H1N1 preparedness;

•   full day Kindergarten;

•   income assistance;

•   investments in temporary housing;

•   infrastructure spending in communities;

•   HST rebate program for residential energy; and

•   in 2009/10, the increased costs of managing the fire season.

Government remains committed to minimizing its operating deficit and the resulting debt burden. The funding for priority measures and key programs in September Update 2009 comes from a number of areas. During the spring of 2009, a review of discretionary spending in all government ministries, including those responsible for health, education and social services, identified further savings of $1.5 billion across three years. These savings are redirected to ensure that key services to British Columbians are protected.

While September Update 2009 includes an overall $166 million reduction in ministry spending over the three year plan, for many ministries changes from the February 2009 budget reflect a mix of program spending reductions and a continued focus on funding government priorities.

In aggregate, September Update 2009 reflects a $1.5 billion reduction in discretionary and other spending offset by $1.3 billion of new spending in priority areas.

Table 1.10 Reallocating Discretionary Spending to Priority Areas

($ millions)	2009/10	2010/11	2011/12	Total
Budget 2008 – total ministry spending (1)	29,711	30,590	30,590	90,891
February 2009 budget decisions:	505	314	1,240	2,059
Less: Administrative and other savings	(589)	(650)	(631)	(1,870)
February 2009 budget - total ministry spending	29,627	30,254	31,199	91,080
September Update 2009 Decisions: (2)
– H1N1 Preparedness	80	—	—	80
– Full Day Kindergarten	—	44	107	151
– Sustaining social services	113	171	171	455
– Supporting communities	67	126	60	253
– Direct forest fire costs	347			347
– Other changes	20	20	5	45
Subtotal (gross)	627	361	343	1,331
Less: Discretionary and other spending reductions	(454)	(514)	(529)	(1,497)
September Update 2009 – total ministry spending	29,800	30,101	31,013	90,914
September Update 2009 – Change from February 2009 Budget	173	(153)	(186)	(166)

(1)   Restated to reflect governments current organization and accounting policies.

(2)   Government will implement a rebate program for BC’s portion of HST on residential energy use projected to cost $175 million in 2010/11 and $220 million in 2011/12. The cost of these rebates will be offset in the Ministry of Finance’s budget by direct recoveries from BC’s portion of HST.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

In 2009/10, total savings of $454 million are expected to be achieved through $296 million in reductions to discretionary grants, $57 million in incremental administrative savings compared to the February 2009 budget, and $101 million from the re-evaluation of previously planned expenditures.

For example, the Public Service Transformation Fund has been reduced by $20 million in 2009/10 and $5 million in 2010/11 due to lower than originally anticipated public sector lay-offs (now less than one per cent) and to achieve savings for reallocation to higher priority initiatives.

Protecting Health Care and Education

Health Care

September Update 2009 reconfirms government’s commitment to health care. Over three years, health care will receive the largest share of funding increases in government spending.

Chart 1.8 Ministry of Health Services budget increases

*Before $120 million Supplementary Estimates

By 2011/12, the Ministry of Health Services’ budget will increase by nearly $2.4 billion, or 18 per cent, from the 2008/09 budget. This funding is for sustaining front-line health care services, such as:

•                  $1.55 billion for the Regional Health Sector for services delivered by health authorities and other partners, including acute care, community and home-based services, assisted living and residential care services, mental health and addictions services, health promotion, disease prevention and other public health services. This funding covers the cost of labour market adjustments arising from the two-year extension to the labour agreement with the BC Nurses Union. September Update 2009 provides additional funding of $80 million in 2009/10 for government’s H1N1 preparedness plan.

•                  $641 million for the Medical Services Plan to fund increased volumes of physician and laboratory services and for the cost of labour market adjustments arising from the two-year extension to the labour agreement with the BC Medical Association. This agreement is designed to improve recruitment and retention of specialists and family physicians, particularly in rural and remote communities.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

•                  $136 million for PharmaCare for coverage of new drugs and volume and price increases for prescription drugs.

•                  $56 million for Emergency Health Services for emergency transport services and HealthLink BC.

Over three years, funding for health authorities increases by 19 per cent. There are no material changes to health authority funding from the February 2009 budget. All health authorities have provided balanced budgets to government for each of the three years of the fiscal planning period. Information on individual health authority budgets and performance expectations can be found in the health authority service plans.

The Ministry of Health Services and the health authorities are committed to achieving administrative efficiencies and prioritizing available funding to maximize the value of every dollar invested in health care. Ministry savings will be achieved by reducing ministry administrative spending and lower priority discretionary grants.

In aggregate, the administrative savings target for health authorities is $25 million annually; this represents about 2 per cent of health authorities’ administration and support services costs. Every dollar saved will be redirected to patient care.

Health spending by function includes all health care related spending by the Ministry of Health Services and other ministries, including Healthy Living and Sport, Children and Family Development, and Housing and Social Development, as well as other service delivery agencies such as Canadian Blood Services. Health spending by function, on a consolidated basis, increases to $17.5 billion in 2011/12, up from $12.4 billion in 2005/06, a 41 per cent increase (see Appendix Table A8).

Post-Secondary Education

September Update 2009 reconfirms government’s commitment to post-secondary education. Funding to institutions that support the post-secondary education system increases by $93 million in 2009/10 from 2008/09 and has increased by 36 per cent since 2001/02.

While government’s previous investments in the public post-secondary system have produced sufficient capacity to meet demand, additional funding of $63 million for strategic priorities such as the expansion of health education programs was provided in the February 2009 budget.

September Update 2009 reconfirms government’s commitment to programs that remove barriers to employment for immigrants in British Columbia by maintaining the incremental investment for Skills Connect for Immigrants and International Qualifications programs announced in the February 2009 budget.

As government addresses its fiscal challenges, ongoing protection of the core post-secondary system remains a key consideration and operating funding for the post-secondary institutions is maintained. Spending by the Ministry of Advanced Education and Labour Market Development was reviewed to identify areas of low priority and where efficiencies could be achieved.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Chart 1.9 Post-secondary budget increases

The need to reduce costs and manage responsibly is not limited to core government spending. Since the February 2009 budget, public post-secondary institutions have identified administrative savings of $11 million per year that will be redirected to institutional programming.

K–12 Education

September Update 2009 confirms government’s priority to protect core K–12 education funding by maintaining operating grant funding to school districts at $4.55 billion for the 2009/10 school year. Additionally, the funding formula for growth areas such as independent schools and distributed learning remains unchanged to support choice in the K-12 education sector for all students including those with special needs.

Recognizing the importance of preparing children for Grade 1, September Update 2009 provides funding for the graduated implementation of voluntary, full-day kindergarten

Chart 1.10 Student enrolment and per pupil funding (public schools)

* Does not include provincial transfers of special grants to school districts.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

for five year olds. Beginning in September 2010, targeted funding of $44 million in 2010/11 and $107 million in 2011/12 will be directed to this program. The third year and final year of implementation will be 2012/13 at which time full funding requirements will be $129 million annually.

As with all ministries, Ministry of Education spending was reviewed to identify areas of lower priority and where efficiencies could be achieved. Ministry savings will be achieved by reducing ministry administrative spending and lower priority discretionary grants.

Total education spending by function, on a consolidated basis that includes school districts and post secondary institutions, increases to $10.9 billion in 2011/12, up from $8.9 billion in 2005/06, a 22 per cent increase (see Appendix Table A8).

Sustaining Social Services

September Update 2009 reconfirms government’s commitment to protect essential core programs and services during this time of global economic downturn when some British Columbians may be experiencing financial difficulties.

September Update 2009 provides an additional $455 million for priority social services and programs including $420 million over three years to support individuals and families in need of income assistance.

Table 1.11 Sustaining Social Services

($ millions)	2009/10	2010/11	2011/12	Total
September Update 2009
Income assistance	100	160	160	420
Vancouver HEAT shelters	2	—	—	2
Major prosecutions	11	11	11	33
	113	171	171	455

Measures to help break the cycle of homelessness continue. In 2009/10, Vancouver’s HEAT shelters will receive funding of $2 million. This investment in shelter housing will provide short-term emergency beds while supportive housing units are completed through the provincial government’s housing initiatives.

September Update 2009 also provides an additional $33 million over three years to support major prosecutions including those related to gang and organized crime activities.

Since the February 2009 budget, fully cost recovered federal funding for the Labour Market Development Agreement (LMDA) has increased by $52 million in 2009/10. This funding will be directed towards programs that address British Columbia’s short and longer-term labour market challenges and supplement funding for the suite of existing provincial employment programs.

September Update 2009 reconfirms funding provided in the February 2009 budget for the support of children in care and preventative and family support services; the child care subsidy program; the support of children and families with special needs; programs and services to adults with developmental disabilities and their families; RCMP salary, pension and operating cost increases; and the provision of financial assistance and benefits to victims and others who are impacted by violent crimes.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Supporting Communities

It is of particular importance during a period of economic downturn to invest in opportunities that stimulate economic growth.

September Update 2009 recognizes the significant role rural communities play in contributing to British Columbia’s economic growth.

Table 1.12 Supporting Communities

($ millions)	2009/10	2010/11	2011/12	Total
September Update 2009
Build Canada Fund community infrastructure	—	32	—	32
Infrastructure Stimulus Fund community infrastructure	—	50	—	50
Maa-nulth Treaty settlement and implementation	28	2	1	31
Maximizing tourism investments	39	—	—	39
Maintaining tourism and marketing operations	—	42	59	101
	67	126	60	253

An additional $253 million in funding over three years is provided in September Update 2009 for the following initiatives:

•                  $32 million in 2010/11 to pursue further cost-sharing with the federal government for accelerated infrastructure projects under the Build Canada Fund, a federal/provincial/local government infrastructure program established in 2008 that invests in drinking water, sewage treatment and other infrastructure issues in communities in British Columbia. This funding is in addition to existing commitments of $150 million committed to previously under the communities component of the Build Canada Plan.

•                  $50 million in 2010/11 to leverage additional funds from the federal Infrastructure Stimulus Fund, which provides economic stimulus through investments in water, wastewater, transit, roads and other community services infrastructure;

•                  $31 million in funding over the fiscal plan period for Maa-nulth Final Treaty implementation and settlement costs;

•                  A one-time strategic investment of $39 million in 2009/10 to maximize marketing strategies across Canada and in the United States. These funds will enable the province to take advantage of media opportunities generated by the 2010 Games and renew the focus on provincial regional marketing in order to position British Columbia as a premier tourism destination and a first-class jurisdiction for investment and trade; and

•                  $42 million in 2010/11 and $59 million in 2011/12 to maintain tourism and marketing operations previously funded by the hotel room tax.

September Update 2009 also maintains funding for initiatives announced in the February 2009 budget such as annual grants to the Bulkley-Nechako and Kitimat-Stikine Regional Districts; investments in job creation in rural British Columbia; grants to the Peace River Regional District for local infrastructure projects; increased spending on resource road maintenance in rural areas; additional operating funds to support the Provincial Transit Plan in the third year of the fiscal plan; the carbon tax rebate available for local governments; and funding for project development costs and procurement activities related to wastewater treatment facilities in the Capital Regional District.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Wildfires in 2009

The 2009 wildfire season is forecast to surpass the 2003 season to become the worst fire season on record in terms of the number of fires and costs.

Based on current drought conditions, weather forecasts, and historical costing information, as of the August 5, 2009 forecast, it is projected that a record $409 million will be spent on direct fire costs in 2009/10, an increase of $347 million from the February 2009 budget.

As of mid August, the province had experienced over 2,400 fires that have damaged approximately 119,000 hectares. The cost of managing these fires was over $200 million. Wildfire risk continues to be at a critical level due to continued hot and dry weather in the province.

Chart 1.11 Wildfire management (direct fire) spending

Full-year forecast assumes: $10 million/day spending from Aug 5 to Aug 20; $5 million/day from Aug 21-31; $2 million/day from Sept 1 to Sept 15; and approximately $50 million remediation/rehabilitation costs after Sept 16.

2010 Olympic and Paralympic Winter Games

Government’s financial commitment towards the costs of staging and hosting the 2010 Olympic and Paralympic Winter Games (2010 Games) stands at $765 million, up $165 million from the previous $600 million commitment to recognize new fiscal arrangements reached with Canada earlier this year in relation to 2010 Games security and provincial transportation infrastructure financing.

2010 Games direct funding includes provincial contributions towards components that are jointly funded with the federal government, including venues, security, a venue operating trust, live sites and the hosting of the Paralympic Games. It also includes a provincial funding commitment in relation to medical costs, First Nations, sports and municipal legacies, and a contingency allocation to address unbudgeted costs.

September Update 2009 includes $105 million from 2009/10 to 2010/11 for remaining expected spending for the direct costs of staging and hosting the 2010 Games. This funding also includes an allocation of $69 million within the contingencies vote in 2009/10 for managing 2010 Games financial pressures. This leaves $10 million available in the contingency allocation for 2010/11 should any post-2010 Games costs emerge.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

In February 2009, Canada announced that the all-in costs of providing for broader 2010 Games security is $900 million, up significantly from the original $175 million estimate provided at the time of the 2010 Games Bid (of which the province agreed to fund half). Under new federal/provincial arrangements, the province concluded its obligation under the previous security cost-sharing agreement by paying Canada the balance of the province’s $87.5 million funding commitment to the original 2010 Games security budget.

As the province recognized that there would be an increased burden on Canada’s finances in meeting its responsibilities for 2010 Games security, the province also agreed to increase its share of joint federal-provincial major infrastructure costs by $165 million over 2009/10 to 2011/12. This money will be used for needed British Columbia infrastructure projects such as roads and bridges and is provided for from within the province’s major road capital spending program through the BC Transportation Financing Authority. While Canada will now be responsible for managing all of 2010 Games security, including funding and cost risks, the province views this new infrastructure financing arrangement as an additional indirect commitment to the 2010 Games.

Table 1.13 Olympics Funding

	Prior					Provincial
($ millions)	years	2008/09	2009/10	2010/11	2011/12	Commitment
Venues and Live Sites	236	56	18	—	—	310
Venues operating endowment	55	—	—	—	—	55
Medical	1	4	8	—	—	13
Security - Initial provincial commitment	13	74	—	—	—	87
Paralympic Games	—	20	—	—	—	20
First Nations and municipal legacies	36	—	—	—	—	36
Olympics contingency allocation (1)	—	—	69	10	—	79
Total direct provincial commitment	341	154	95	10	—	600
Indirect provincial commitment to increase provincial share of federal/provincial infrastructure costs	—	—	41	87	37	165
Total direct and indirect commitment	341	154	136	97	37	765

(1) Notionally allocated within the Contingencies vote.

Administrative and Discretionary Spending

September Update 2009 reflects a $650 million decrease in expected administrative expenditures in 2009/10 compared to 2008/09.

Since the February 2009 budget, government has continued with its expenditure management initiatives. Ministry targets and plans for achieving administrative savings were reviewed for further efficiencies and a comprehensive review of discretionary grants was undertaken. These reviews, along with the June 2009 government re-organization and increased funding for priority initiatives included in September Update 2009, resulted in a number of changes to several of the expense by category reduction targets published in the February 2009 budget.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Some of these changes include:

•                  discretionary grants — reduced by a further $296 million, resulting in total savings of $354 million;

•                  contracted professional services — reduced by a further $48 million, resulting in total savings of $225 million; and

•                  office and business expenses — reduced by a further $17 million, resulting in total savings of $27 million.

Table 1.14 Administrative and Discretionary Spending - Change from 2008/09

		2009/10
		Estimates
	2008/09	September	$	%
($ millions)	Estimates(1)	Update(1)	Change	Change
Expense category:
– Boards and commissions (fees and expenses)	11	10	(1)	-5%
– Public servant travel	74	56	(18)	-24%
– Professional services	769	544	(225)	-29%
– Office and business expenses	116	89	(27)	-23%
– Informational advertising and publications	30	7	(23)	-77%
– Operating equipment and vehicles	135	133	(2)	-1%
– Discretionary grants (2)	1,169	815	(354)	-30%
Total savings	2,304	1,654	(650)	-28%

(1)          To provide a consistent comparison, 2008/09 and 2009/10 Estimates have been restated for local government services and transfers, the Crown Land Special Account, the transfer of funding from Contingencies to the Ministry of Health Services, the increase in direct fire costs and the increase in transportation capital infrastructure costs reflecting federal funding from the Build Canada and Infrastructure Stimulus funds.

(2)          To provide a consistent comparison, 2008/09 Estimates have been restated for the recoding of discretionary grants to the appropriate expense category.

HST Impacts on CRF Spending

The Sustainable Environment Fund (SEF) and the Innovative Clean Energy (ICE) Fund are currently funded by specific PST levies that will be eliminated with the introduction of the HST. Please refer to the HST Topic Box for more information relating to the HST impacts on these programs.

Management of the BC Public Service

Since 2002, the core BC public service (ministries and special offices) as measured in full-time equivalents (FTEs) has been approximately 30,000 FTEs. On a number of employees per capita basis, BC has one of the smallest public services in Canada.

Within the overall Consolidated Revenue Fund, staffing costs (salaries and benefits) represent approximately seven per cent of the consolidated revenue fund’s gross expenditures(1).

Managing staffing costs has been and continues to be one of the prime considerations in maintaining overall government affordability. This is particularly true during the current challenging economic environment. Governments worldwide are making difficult decisions regarding spending and service levels in the face of rapidly declining revenues.

(1)

Since a large portion of transfers to the SUCH sector covers wage costs, when the entire government reporting entity is considered salaries and benefits (excluding physicians’ compensation) increase to 39 percent of total expense.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Chart 1.12 CRF gross expenses

Between 2008/09 and 2011/12, core government FTEs are projected to decrease. The forecasted decline in FTEs reflects not only the budgetary requirement for government to prioritize key government services and programs, maximize administrative efficiencies, and achieve savings and improved effectiveness through coordination and collaboration across government programs, but also the reality of the shifting demographics in the BC public service.

Over the next decade, the size of the BC public service is anticipated to decrease due to higher retirement rates and challenges in recruiting qualified staff. Government has been developing strategies to mitigate these impacts; however, despite aggressive steps over the past few years to recruit younger employees and improve employee retention, the rate of natural attrition and recruitment lag may increase. While this presents a challenge for government in continuing to deliver important public services into the future, in the short term, this situation allows government to meet its budgetary objective while minimizing direct staff impacts.

Chart 1.13 Ministries and special offices FTEs

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

As a further measure to protect jobs and preserve services essential to British Columbians, September Update 2009 does not include funding for wage increases as collective agreements are renewed.

Through various initiatives being undertaking by government including restricting hiring, forecasted employee lay-offs in 2009/10 are expected to be less than one per cent of public service employees. Staffing impacts will not be distributed equally across ministries as the focus will be on preserving staffing levels for frontline services. In order to ensure affordable and effective delivery of government services, staff resources will be reallocated across ministries.

Government will be delivering services based on the overall government FTE target allocations over the three-year fiscal plan. Ministry FTE allocations are under review as government manages staff resources against service priorities.

Service Delivery Agency Expense

Service delivery agency net spending (i.e. expenses in excess of funding received from ministries) is forecast to increase by $362 million in 2009/10, $49 million in 2010/11, and $74 million in 2011/12 when compared to the projections in the February fiscal plan.

Projected net spending by school districts is up $102 million in 2009/10 and changed slightly for 2010/11 and 2011/12. The increase in net spending in 2009/10 mainly reflects the use of grants deferred in prior years to cover current costs of the school districts.

Projected net spending by post-secondary institutions is up $103 million and $16 million in 2009/10 and 2010/11 and remains unchanged for 2011/12. The increase in 2009/10 mainly reflects additional staffing costs.

Projected net spending by health authorities and hospital societies is up $142 million, $91 million and $135 million in 2009/10 to 2011/12 respectively, mainly due to increased spending funded through a projected increase in own source revenues. The health authorities have submitted balanced financial plans for all three years and are committed to work with the Ministry of Health Services in achieving administrative efficiencies and prioritizing available funding to maximize the value of every dollar invested in health care.

Projected net spending by other service delivery agencies is expected to increase by $15 million in 2009/10 and then decrease by $61 million and $67 million in 2010/11 and 2011/12. The decrease in self-funded costs in 2010/11 and 2011/12 is primarily due to additional provincial grants for the economic development and social housing sectors.

Other Expense Changes

In the spring, government intends to proceed with harmonizing its social service tax (PST) with the federal GST into a new harmonized sales tax (HST). Introduction of this measure will be accompanied by targeted tax rebates, such as a rebate program for BC’s portion of the HST on residential energy, which is reflected in the current fiscal plan as an expense that is recovered from external entities. The costs of this program are estimated to be $175 million in 2010/11 and $220 million in 2011/12.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Other spending changes totaling $227 million over the fiscal plan period are primarily due to additional costs recovered from third parties. Most of the increase occurs in 2009/10, including higher costs related to:

•      the Labour Market Development Agreement ($52 million);

•      water rental remissions ($40 million);

•      project planning services for public transit and the Port Mann bridge project ($43 million); and,

•      interest costs associated with the warehouse borrowing program ($57 million).

Capital Spending (2)

Capital spending on schools, hospitals, roads, bridges, hydro-electric projects and other infrastructure across the province over the next three years (2009/10 – 2011/12) is expected to total $21.6 billion. Provincial capital infrastructure investments are made through school districts, health authorities, post-secondary institutions, Crown agencies and ministries.

The total capital investment of $21.6 billion is comprised of $12.7 billion in taxpayer-supported capital investments and $8.9 billion in capital investments by commercial Crown corporations.

The elevated capital spending forecast for 2009/10 and 2010/11 reflects the acceleration of capital investments to stimulate the economy and keep people at work in the construction sector.

Taxpayer-supported capital spending

Taxpayer-supported capital spending includes capital infrastructure for school districts, health authorities, post-secondary institutions, taxpayer-supported Crown agencies, and ministries.

Taxpayer-supported capital spending is projected at $4.7 billion in 2009/10, $4.6 billion in 2010/11, before declining to $3.4 billion in 2011/12, reflecting completion of the accelerated capital projects. The overall taxpayer-supported capital spending forecast is relatively unchanged from Budget 2009 tabled in February.

The February fiscal plan provided a centralized provision for accelerated infrastructure projects; the updated forecast reflects accelerated project approvals within the various sectors. The remaining funding for projects still under negotiation with the Federal government is included in capital contingencies. For additional information on the accelerated capital program refer to the Economic Stimulus topic box on page 53.

Significant elements of this projected spending include the following:

•      Over the three years of the capital plan, $1.4 billion will be invested to replace, renovate or expand K–12 facilities. This includes continued investment in the program to seismically upgrade or replace schools. Among these are Carson Graham Secondary (North Vancouver), Laura Secord Elementary (Vancouver), Chilliwack Secondary, and Centennial Secondary (Coquitlam). In addition, the plan includes various

(2)

Capital investments are not included in the government’s annual surplus or deficit. In accordance with generally accepted accounting principles (GAAP), annual amortization expenses that recognize the estimated wear and tear of capital assets during the fiscal year are included in the government’s annual expenses instead of recording the full capital costs as they occur.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Table 1.15   Capital Spending

				Budget
	2008/09			Estimate	Plan	Plan
($ millions)	Budget		Actual	2009/10	2010/11	2011/12
Taxpayer-supported
Education
Schools (K–12)	441		413	508	467	445
Post-secondary	706		658	697	753	363
Health	924		892	1,025	1,126	744
BC Transportation Financing Authority	884		881	1,230	1,096	1,078
BC Transit	74		77	167	61	59
Vancouver Convention Centre expansion project	288		242	39	5	—
BC Place rejuvenation	36		45	148	141	31
Government ministries	350		430	398	368	260
Other (1)	152		140	217	233	106
Capital spending contingencies	4	(2)	—	300	376	290
Total taxpayer-supported	3,859		3,778	4,729	4,626	3,376

Self-supported
BC Hydro	1,663		1,400	1,695	1,926	1,984
BC Transmission Corporation	21		19	22	12	12
Columbia River power projects (3)	19		32	166	242	258
Transportation Investment Corporation (Port Mann)	—		165	594	552	544
BC Railway Company	30		10	69	107	131
ICBC	30		22	38	84	92
BC Lotteries	124		97	100	115	115
Liquor Distribution Branch	20		17	21	23	32
Total self-supported commercial	1,907		1,762	2,705	3,061	3,168
Total capital spending	5,766		5,540	7,434	7,687	6,544

(1)	Includes BC Housing Management Commission, Provincial Rental Housing Corporation and other service delivery agencies.
(2)	Restated to reflect the reallocation of $36 million for BC Place Stadium upgrades, $64 million for government ministry priorities, and $96 million for the purchase of single room occupancy hotels.
(3)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

new, replacement or expansion projects such as Alberni District Secondary (Port Alberni), Coldstream Elementary, Revelstoke Elementary and Secondary, Brantford Elementary (Burnaby), Burnaby Central Secondary, Duchess Park Secondary (Prince George), Heritage Mountain Middle School, Acadia Road Primary and Intermediate (Vancouver), University Hill Secondary (Vancouver), Ecole Mer et Montagne Elementary (Campbell River), and Grief Point Elementary (Powell River). The province is also investing in various building envelope remediation projects.

•      September Update 2009 includes $1.8 billion in capital spending by post-secondary institutions throughout the province over the three years of the plan. Projects include the Health Sciences Complex, Arts and Science Building, Renewal of Biological Sciences building, Earth System Sciences building, the Engineering and Management building, and the Pharmaceutical Sciences and Centre for Drug Research and Development building at UBC; building renewals at BCIT; the Learning and Innovation Centre at Royal Roads University; Waste Forest Wood conversion to bio fuel technology project at UNBC; building envelope renewal at Vancouver Community College; new library building at Thompson Rivers University; the building renewals at UVIC; building expansion at the College of the Rockies; Centre for Green Building Technologies at Okanagan College; Schrum Science Centre Renewal at SFU; Cowichan campus replacement at Vancouver Island University;

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

new Skills Development and Trades training facility at North Island College; renewal/replacement of Northwest Community College campus; and a new Film Centre at Capilano University.

•      Post-secondary capital spending also includes a significant level of investment funded through other sources, including foundations, donations, cash balances, federal funding and revenues generated from services.

•      Capital spending in the health sector will total $2.9 billion over the three years of the plan. These investments support new major construction and upgrading of health facilities, equipment, and information systems (e-Health) over the next three years, and include funding from the province as well as other sources, such as regional hospital districts and foundations.

•      Capital investments in the health sector include the new Fort St. John Hospital and residential care facility, the Royal Jubilee Hospital Patient Care Centre in Victoria, expansions to Kelowna General and Vernon Jubilee Hospitals, the Northern Cancer Centre in Prince George, the Surrey Outpatient facility, the Surrey Memorial Hospital Critical Care Tower, St. Mary’s Hospital redevelopment in Sechelt, Kootenay Lake Hospital redevelopment in Nelson, and the Nanaimo Regional General Hospital emergency department expansion and Renal Dialysis Centre.

•      September Update 2009 builds on the government’s transportation investment plan. The province has secured significant federal cost sharing on projects and has leveraged additional investments through partnerships with private partners. The public and private sector together will provide $3.9 billion for transportation investments over the next three years.

•      $2.7 billion of provincial investment in transportation infrastructure; and

•      $1.2 billion of investment leveraged through federal cost sharing and partnerships with private partners, local governments and other agencies.

Further information is provided in Table 1.16.

•      Under the transportation investment plan, provincial capital spending for 2009/10 to 2011/12 includes initiatives such as the Cariboo Connector Strategy, Kicking Horse Canyon (Phase 3), road rehabilitation projects, oil and gas rural road improvement program, South Fraser Perimeter Road, Highway 1 improvements between Kamloops and Golden, Highway 97 improvements including Winfield to Oyama, Bentley Road to Okanagan Lake Park, Westside interchange, and Bennett Creek to Link Creek.

•      September Update 2009 builds on existing investments under the Provincial Transit Plan including bus fleet expansion, new Seabus, hydrogen bus fleet, Faregates/Smartcards to improve transit security rapid bus projects, the Evergreen Line, and the recently completed Canada Line.

•      Capital spending for the Vancouver Convention Centre Expansion Project (VCCEP) is based on the total capital cost of the project, reflecting the funding provided by all partners; the Province, the federal government, and Tourism Vancouver. The expansion of the convention centre facility and connector between the new and existing facilities was substantially completed in March 2009. The upgrades to the existing facility will be completed by 2010/11.

•      A total of approximately $365 million in major upgrades are planned for BC Place from 2008/09 to 2011/12.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Table 1.16   Provincial Transportation Investments

	2008/09				3-Year
($ millions)	Actual	2009/10	2010/11	2011/12	Total
Transportation Investment Plan
– Rehabilitation	158	149	146	146	441
– Interior and rural side roads	56	61	50	50	161
– Oil and gas rural road improvement program	41	51	47	—	98
– Mountain pine beetle strategy	32	32	30	30	92
– Highway 1 – Kicking Horse Canyon	12	49	50	18	117
– Sea-to-Sky highway	168	71	—	—	71
– William R Bennett Bridge	25	9	—	—	9
– Border crossing infrastructure	31	4	—	—	4
– Gateway program	152	148	124	113	385
– Okanagan Valley corridor	36	64	74	39	177
– Cariboo connector program	25	55	31	—	86
– Other highway corridors and programs	70	134	175	102	411
– Airports and ports	14	5	5	5	15
– Cycling infrastructure	3	5	5	5	15
Provincial Transit Plan
– Canada Line Rapid Transit Project	13	20	20	20	60
– Evergreen Line	—	20	57	172	249
– Rapid transit projects	4	37	32	41	110
– Buses and other transit priorities	42	100	79	24	203
Total provincial investment (1)	882	1,014	925	765	2,704

Investments funded through contributions from other partners
– Canada Line (contributions from the federal government; South Coast British Columbia Transportation Authority; Vancouver Airport Authority; and private sector partner)	341	173	—	—	173
– Evergreen Line (federal contribution and TransLink)	9	39	106	309	454
– Federal contributions to other projects	70	224	207	165	596
Total investments funded through contributions from other partners	420	436	313	474	1,223

(1) Total provincial investment includes operating and capital spending.

Capital Contingencies

The province has included a capital contingency in its three-year capital plan as a prudent planning measure. In addition to covering risks from higher than expected costs, the capital contingency will be used to fund emerging government priorities and includes remaining funding for accelerated projects still under negotiation with the federal government.

Should the capital contingency not be used, taxpayer-supported debt will be lower than currently forecast.

Financing Capital Projects

Provincial capital infrastructure spending is financed through a combination of sources:

•      cash balances (e.g. school districts, post-secondary institutions, health authorities);

•      partnerships with the private sector (public-private-partnerships);

•      cost-sharing with partners (e.g. Government of Canada, Regional Hospital Districts); and

•      borrowing (debt financing).

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Since debt financing continues to represent a significant source of financing for provincial capital spending, the level of capital spending has a significant impact on projected provincial debt.

Chart 1.14 Financing government’s capital plan

Self-supported capital spending

Total capital spending includes capital infrastructure for self-supported commercial Crown agencies.

Self-supported capital spending is projected to increase from $2.7 billion in 2009/10 to $3.2 billion in 2011/12, reflecting commencement of the Port Mann Bridge/Highway 1 project. The majority of this capital spending is for electrical generation, transmission and distribution projects carried out through BC Hydro to meet growing customer demand and to enhance reliability. Large generating facilities built between the late 1960s and early 1980s provide about 90 per cent of the province’s electrical power. The major mechanical and electrical components (such as turbines and transformers) in these facilities are nearing the end of their design life and require major overhauls to maintain reliability. A significant portion of self-supported capital spending represents measures to address the issue of ageing infrastructure.

Table 1.17 provides information on major power generation and transmission projects. Further details on provincial capital investments are shown in the service plans of ministries and Crown agencies.

Projects over $50 million

As required under the Budget Transparency and Accountability Act, major capital projects with multi-year budgets from provincial sources totaling $50 million or more are shown in Table 1.17. Annual allocations of the full budget for these projects are included as part of the provincial government’s capital investment spending shown in Table 1.15.

In addition to financing through provincial sources, major projects may be cost-shared with the federal government, municipalities and regional districts, and/or the private sector. Total capital spending for these major projects is $12.6 billion, reflecting

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Table 1.17 Capital Expenditure Projects Greater Than $50 million (1)

Note: Information in bold type denotes changes from Budget 2009.

	Projected		Total Costs	Projected	Total	Project Financing
	Completion		to	Costs to	Capital	Internal/	Federal	Other
($ millions)	Date		June 30, 2009	Complete	Costs	Debt	Government	Contributions
Taxpayer-supported
K–12 Schools
Revelstoke Elementary and Secondary	Fall 2011		—	61	61	61	—	—
Chilliwack Secondary	Fall 2012		1	57	58	58	—	—
Burnaby Central Secondary	Fall 2011		2	62	64	64	—	—
Centennial Secondary	Fall 2014		—	62	62	62	—	—
Alberni District Secondary	Fall 2011		2	56	58	58	—	—
Total K–12 schools			5	298	303	303	—	—
Post secondary facilities
University of British Columbia
– Marine Drive student housing	Summer 2009		92	11	103	103	—	—
– Pharmaceutical Sciences and Centre for Drug Research & Development	Summer 2012		—	133	133	86	—	47
Vancouver Community College
– Broadway (King Edward) Campus expansion	Summer 2009		56	—	56	45	—	11
Total post-secondary facilities			148	144	292	234	—	58
Health facilities
Surrey Outpatient Facility
– Government direct cost	Spring 2011		7	60	67	67	—	—
– P3 contract	Spring 2011		72	100	172	172	—	—
Victoria Royal Jubilee Hospital - Patient Care Centre
– Government direct cost	Winter 2011		52	96	148	21	—	127
– P3 contract	Winter 2011		72	129	201	201	—	—
Fort St. John Hospital and Residential Care (2)
– Government direct cost	Spring 2012		4	261	265	169	—	96
– P3 contract	Spring 2012		—	33	33	33	—
Expansions to Kelowna General and Vernon Jubilee Hospitals
– Government direct cost	Fall 2012		66	209	275	26	—	249
– P3 contract	Fall 2012		32	126	158	158	—	—
Northern Cancer Centre initiative (2)	Winter 2012		3	100	103	100	—	3
Surrey Emergency/Critical Care Tower (2)	Winter 2014		3	514	517	497	—	20
Total health facilities			311	1,628	1,939	1,444	—	495
Transportation
Pitt River Bridge	Winter 2009		183	19	202	110	92	—
Sea-to-Sky Highway
– Government direct cost	Fall 2009		211	25	236	234	—	2
– P3 contract	Summer 2009		561	—	561	561	—	—
William R. Bennett Bridge
– P3 contract	Fall 2008	(3)	183	5	188	188	—	—
South Fraser Perimeter Road	Winter 2012		360	768	1,128	763	365	—
Sierra Yoyo-Desan Road upgrade	Fall 2011		16	171	187	187	—	—
Total transportation			1,514	988	2,502	2,043	457	2
Other
Vancouver Convention Centre expansion project	Summer 2009		797	32	829	487	222	120
BC Place rejuvenation	Summer 2011		75	290	365	365	—	—
Integrated Case Management System	Spring 2012		29	78	107	107
Lower Mainland Pre-Trial Centre (4)	TBD		—	130	130	130	—	—
Total other			901	530	1,431	1,089	222	120
Total taxpayer-supported			2,879	3,588	6,467	5,113	679	675

financing of $11.1 billion through internal sources or borrowing, $0.7 billion from federal government contributions and $0.8 billion from other sources including private donations. Major capital investments include:

•      $303 million for school replacement projects including Chilliwack Secondary, Alberni District Secondary, Centennial Secondary, Revelstoke Elementary and Secondary, and Burnaby Central Secondary.

•      $292 million for post-secondary facilities including student residences at UBC, the expansion of Vancouver Community College’s Broadway (King Edward) Campus and the Pharmacy Centre for Drug Research and Development at UBC.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Table 1.17 Capital Expenditure Projects Greater Than $50 million (1) (continued)

Note: Information in bold type denotes changes from Budget 2009.

	Projected	Total Costs	Projected	Total	Project Financing
	Completion	to	Costs to	Capital	Internal/	Federal	Other
($ millions)	Date	June 30, 2009	Complete	Costs	Debt	Government	Contributions
Self-supported
Transportation
Port Mann Bridge / Highway 1	Winter 2013	313	3,006	3,319	3,168	—	151
Power generation and transmission
BC Hydro
– Mica Dam – generator stator replacement	Fall 2009	78	19	97	97	—	—
– Peace Canyon Dam – generator stator replacement and rotor modification	Fall 2009	65	21	86	86	—	—
– Aberfeldie redevelopment (5)	Spring 2009	91	4	95	95	—	—
– GM Shrum G1–G4 stator replacement	Fall 2010	61	36	97	97	—	—
– Peace Canyon G1–G4 turbine overhaul	Fall 2009	35	20	55	55	—	—
– Revelstoke Unit 5 generation (6)	Fall 2011	134	216	350	350	—	—
– Cheakamus spillway gate reliability upgrade	Fall 2011	28	45	73	73	—	—
– Mica Dam gas insulated switchgear replacement (6)	Summer 2013	5	195	200	200	—	—
– Fort Nelson generating station upgrade (6)	Fall 2011	5	160	165	165	—	—
– Vancouver Island transmission reinforcement (5),(7)	Winter 2008	287	15	302	302	—	—
– Interior to Lower Mainland transmission line (7)	Fall 2014	31	571	602	602	—	—
– Central Vancouver Island transmission line (7)	Fall 2010	6	86	92	92	—	—
– Vancouver City Central transmission (7)	Spring 2012	3	196	199	199	—	—
– Columbia Valley transmission (7)	Fall 2012	1	144	145	145	—	—
– Southern Interior series compensation (7)	Fall 2013	1	62	63	63	—	—
Brilliant Expansion Power Corporation
– Brilliant Dam power expansion	Fall 2008	232	—	232	232	—	—
Total power generation and transmission		1,063	1,790	2,853	2,853	—	—
Total self-supported		1,376	4,796	6,172	6,021	—	151
Total $50 million projects		4,255	8,384	12,639	11,134	679	826

(1)

Only projects that have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Capital costs reflect current government accounting policy.

(2)	Figures shown are based on preliminary Treasury Board approvals. These amounts will change after P3 contracts are finalized.
(3)	The William R. Bennett Bridge was opened for traffic in May 2008. Decommissioning of the old bridge is forecast to be complete in Fall 2009.
(4)	Project completion date is to be determined pending review of the Mayoral review panel recommendation on site location.
(5)	Assets have been put into service and only trailing costs remain.
(6)	Total costs and completion dates for these projects vary depending on the final scope. Information presented represents the highest cost estimates and latest completion dates.
(7)	Assets are owned by BC Hydro and managed by BC Transmission Corporation.

•      $1.9 billion for health facilities including the Surrey Outpatient Facility and Surrey Memorial Hospital Critical Care Tower; the Royal Jubilee Hospital Patient Care Centre in Victoria, expansions to Kelowna General and Vernon Jubilee Hospitals; the Northern Cancer Centre initiative which encompasses construction of a new facility in Prince George and upgrades in other northern communities; and replacement of the Fort St. John Hospital.

•      $5.8 billion for major transportation capital infrastructure including improvements for the Pitt River Bridge, South Fraser perimeter road, Sea-to-Sky Highway, Sierra Yoyo Desan Road Upgrade and the Port Mann Bridge/Highway 1 project.

•      $1.4 billion for the completion of Vancouver Convention Centre Expansion, BC Place rejuvenation projects, the integrated case management system, and the Lower Mainland Pre-Trial Centre.

•      $2.9 billion for power generation and transmission capital projects by BC Hydro, BC Transmission Corporation and the Brilliant Expansion Power Corporation. These projects are driven by the need for major overhauls to ageing infrastructure, and to address reliability issues and increasing demand for power.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Provincial Debt

The provincial government along with its Crown corporations and agencies provide services and capital infrastructure to support the social and economic programs needed for maintaining and enhancing the quality of life in BC. Funding for these programs is derived mainly from revenue sources such as taxation and the sale of natural resources. Government also obtains financing from outside sources mainly through debt issuances that are to be repaid on future dates.

Table 1.18 Provincial Debt Summary (1), (2)

			Budget
	2008/09		Estimate	Plan	Plan
($ millions unless otherwise indicated)	Budget	Actual	2009/10	2010/11	2011/12
Taxpayer-supported debt
Provincial government direct operating debt	7,408	6,455	8,250	10,071	10,512
Other taxpayer-supported debt (mainly capital)
Education (2)	8,755	8,682	9,387	10,008	10,403
Health (2),(3)	3,945	3,757	4,115	4,786	5,303
Highways and public transit (4)	6,916	6,765	7,618	8,376	9,075
Other (5)	717	787	1,223	1,743	1,986
Total other taxpayer-supported debt	20,333	19,991	22,343	24,913	26,767
Total taxpayer-supported debt	27,741	26,446	30,593	34,984	37,279
Self-supported commercial Crown corporations debt	9,252	9,487	11,489	13,227	15,225
Warehouse borrowing program	—	2,081	—	—	—
Total self-supported debt	9,252	11,568	11,489	13,227	15,225
Total debt before forecast allowance	36,993	38,014	42,082	48,211	52,504
Forecast allowance	750	—	250	250	250
Total provincial debt	37,743	38,014	42,332	48,461	52,754

Debt as a per cent of GDP
Provincial government direct operating	3.7%	3.2%	4.4%	5.1%	5.1%
Taxpayer-supported	14.0%	13.3%	16.2%	17.9%	18.1%
Total provincial	19.0%	19.1%	22.4%	24.8%	25.7%
Taxpayer-supported debt per capita ($)	6,248	6,036	6,876	7,758	8,154
Taxpayer-supported interest bite (cents per dollar of revenue)	4.5	4.2	4.4	4.9	5.1

(1)

Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)

Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(3)

Health facilities’ debt includes public-private partnership obligation of $540 million for fiscal 2008/09; $697 million for fiscal 2009/10; $1,019 million for fiscal 2010/11; and $1,222 million for fiscal 2011/12.

(4)

BC Transportation Financing Authority’s debt includes public-private partnership obligation of $776 million for fiscal 2008/09; $799 million for fiscal 2009/10; $783 million for fiscal 2010/11; and $766 million for fiscal 2011/12.

(5)

Includes service delivery agencies, other fiscal agency loans, student assistance loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

Provincial government direct operating debt includes borrowing for operations required to finance deficits, and to meet other working capital requirements such as loans and advances or changes in accounts receivable/payable. This type of debt tends to rise during periods of large deficits, but declines with surpluses. Government direct operating debt also reports the borrowings needed to finance ministry capital expenditures such as information systems, buildings and roads.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Over the past six years, surpluses have allowed the provincial government to adjust its borrowing strategy to reduce a significant portion of its debt.

•      Direct operating debt has declined from a peak of $15.7 billion in 2003/04 to $6.4 billion in 2008/09, a 59 per cent reduction.

•      Taxpayer-supported debt, including direct operating debt, has declined by 12 per cent from $30.0 billion in 2003/04 to $26.4 billion in 2008/09.

These low levels of debt provide government with the flexibility needed to address the current economic challenges.

Due to lower economic growth and revenue projections, operating deficits are projected from 2009/10 to 2011/12. Government has responded to these challenging economic times by continuing to support health, education and social programs, in part by redirecting funding from administrative and discretionary spending areas. Government’s operating debt is forecast to increase by $4.1 billion from $6.4 billion (in 2008/09) to $10.5 billion over the next three years, primarily reflecting cumulative projected deficits.

Chart 1.15 Operating debt increases to support priority programs

Chart 1.16 Taxpayer-supported debt burden remains affordable

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Taxpayer-supported debt is forecast to increase to $37.3 billion by 2011/12, reflecting the significant infrastructure investments planned over the next three years and projected deficits.

In 2009/10, provincial debt is forecast to total $42.3 billion, an increase of $4.3 billion from the 2008/09 total of $38 billion. The 2009/10 change reflects:

•      a $4.1 billion increase in taxpayer-supported debt reflecting the operating deficit ($1.8 billion is debt-financed) and an increase in other taxpayer-supported debt mainly to finance net capital requirements ($2.3 billion);

•      a $2.0 billion increase in commercial Crown corporation debt, mainly to fund power generation and transmission capital projects by BC Hydro and the Port-Mann Bridge/Highway 1 project;

•      a $250 million increase in the forecast allowance to mirror the income statement forecast allowance; and

•      a $2.1 billion decrease in the warehouse borrowing program as funds pre-borrowed in 2008/09 are used to fund capital requirements in 2009/10.

Total provincial debt, which includes commercial Crown self-supported debt, is forecast to increase to $52.8 billion by 2011/12.

In general, the change in debt will not equal the surplus/deficit:

•      as debt is required to finance capital spending in excess of non-cash amortization costs included in the surplus/deficit; and

•      due to other working capital sources/requirements that represent changes in balance sheet items (such as cash balances, loan receivables and other accounts receivables/payables), but do not form part of the surplus/deficit.

Table 1.19 reconciles forecast surplus/deficit with changes in debt. In the updated fiscal plan, debt rises due to the impact of capital spending in excess of amortization; higher commercial Crown corporation debt incurred for capital investments; as well as the projected deficits from 2009/10 to 2011/12.

Table 1.19 Reconciliation of Summary Results to Provincial Debt Changes

		Budget
	Actual	Estimate	Plan	Plan
($ millions)	2008/09	2009/10	2010/11	2011/12
Operating statement (surplus) deficit	(78)	2,775	1,725	945
Taxpayer-supported capital spending	3,778	4,729	4,626	3,376
Increase (reduction) in cash and temporary investments	(768)	(2,081)	(182)	(499)
Amortization (non-cash expense included in the surplus)	(1,854)	(1,915)	(2,013)	(2,113)
Net increase in commercial Crown corporations (mainly capital)	2,510	2,600	1,939	2,221
Increase (decrease) in warehouse borrowing	2,081	(2,081)	—	—
Other balance sheet and working capital changes	(2,292)	291	34	363
Total provincial debt increase	3,377	4,318	6,129	4,293

The ratio of taxpayer-supported debt, which excludes commercial Crown corporations and other self-supported debt, to GDP is a key measure often used by financial analysts and investors to assess a province’s ability to repay debt.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Over the past six years, significant progress has been made in reducing the taxpayer supported debt burden. The taxpayer-supported debt to GDP ratio has declined from 21.3 per cent in 2002/03 to 13.3 per cent in 2008/09; a 38 per cent reduction. Due to the committed infrastructure spending, anticipated deficits and lower GDP projections, taxpayer-supported debt to GDP ratio is forecast to increase from 13.3 per cent in 2008/09 to 16.2 per cent in 2009/10, to 17.9 per cent in 2010/11 and to 18.1 per cent in 2011/12.

Despite this increase, debt remains affordable. The progress made in improving the affordability in debt is enabling government to absorb the impact of the economic slowdown without returning to historic high levels of debt relative to the economy. Taxpayer-supported interest costs continue to remain low, representing less than 5.2 cents per dollar of revenue in each year of the three year plan.

The return to balanced budgets and the debt elimination measures put in place by government will help to ensure the debt to GDP ratio will return to current levels of affordability.

As discussed in the Five Year Plan topic box on page 49, the taxpayer-supported debt to GDP ratio will begin to decline in 2012/13 to 17.9 per cent and is forecast to further decline to 17.7 per cent in 2013/14.

Table 1.20 summarizes the provincial financing plan for 2009/10. New borrowing of $6.6 billion is anticipated, of which $2.3 billion will be used to replace maturing debt and $4.3 billion will be used for capital and other financing requirements.

Additional details on the debt outstanding for government, Crown corporations and agencies are provided in Appendix Tables A16 and A17.

Table 1.20 Provincial Financing

							Estimated
	Debt (1)		Debt (1)				Debt (1)
	Outstanding	2008/09	Outstanding	2009/10 Transactions			Outstanding
	at March 31,	Debt	at March 31,	New	Retirement	Net	at March 31,
($ millions)	2008	Change	2009	Borrowing (2)	Provision (3)	Change	2010
Taxpayer-supported debt
Provincial government direct operating	8,264	(1,809)	6,455	3,034	(1,239)	1,795	8,250
Education (4)	8,220	462	8,682	630	75	705	9,387
Health (4)	3,345	412	3,757	499	(141)	358	4,115
Highways and public transit	6,082	683	6,765	1,053	(200)	853	7,618
Other debt (5)	678	109	787	562	(126)	436	1,223
Total taxpayer-supported debt	26,589	(143)	26,446	5,778	(1,631)	4,147	30,593
Self-supported commercial Crown corporations debt	8,048	1,439	9,487	2,631	(629)	2,002	11,489
Warehouse borrowing program	—	2,081	2,081	(2,081)	—	(2,081)	—
Total self-supported debt	8,048	3,520	11,568	550	(629)	(79)	11,489
Forecast allowance	—	—	—	250	—	250	250
Total provincial debt	34,637	3,377	38,014	6,578	(2,260)	4,318	42,332

(1)

Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)	New long-term borrowing plus net change in short-term debt.
(3)	Sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).
(4)

Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(5)

Includes service delivery agencies, other fiscal agency loans, student assistance loans, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Risks to the Fiscal Plan

The major risks to the fiscal plan stem from changes in factors that government does not directly control. These include:

•      Assumptions underlying revenue and Crown corporation and agency forecasts such as economic factors, commodity prices and weather conditions.

•      The outcome of litigation, arbitrations, and negotiations with third parties.

•      Potential changes to federal transfer allocations, cost-sharing agreements with the federal government and impacts on the provincial income tax bases arising from federal tax policy and budget changes.

•      Utilization rates for government services such as health care, children and family services, and income assistance.

In addition, changes in accounting treatment or revised interpretations of generally accepted accounting principles (GAAP) could have material impacts on the bottom line.

Table 1.21 summarizes the approximate effect of changes in some of the key variables on the surplus. However, individual circumstances and inter-relationships between the variables may cause the actual variances to be higher or lower than the estimates shown in the table. For example, an increase in the US/Cdn dollar exchange rate may be offset by higher commodity prices.

Table 1.21 Key Fiscal Sensitivities

		Annual Fiscal Impact
Variable	Increases of:	($ millions)
Nominal GDP	1%	$150 – $250
Lumber prices (US$/thousand board feet)	$50	$40 – $75(1)
Natural gas prices (Cdn$/gigajoule)	$1	$255 – $305
US exchange rate (US cent/Cdn $)	1 cent	-$25 to -$40
Interest rates	1 percentage point	-$82
Debt	$500 million	-$22

(1)	Sensitivity relates to stumpage revenue only. Depending on market conditions, changes in stumpage revenues may be offset by changes in border tax revenues.

Own Source Revenue

The main areas that may affect own source revenue forecasts are BC’s overall economic performance, the relative health of its major trading partners, the exchange rate and commodity prices.

Revenues are sensitive to economic performance. For example, taxation and other revenue sources are driven by economic factors such as personal income, retail sales, population growth and the exchange rate. The revenue forecast contained in the fiscal plan is based on the economic forecast detailed in Part 3: British Columbia Economic Review and Outlook. As well, it incorporates commodity price forecasts developed by the Ministry of Forests and Range and the Ministry of Energy, Mines and Petroleum Resources based on private sector information.

Revenues in British Columbia can also be volatile, largely due to the influence of the cyclical natural resource sector in the economy and the importance of natural resource revenues in the province’s revenue base. Changes in commodity prices such as natural gas, or lumber may have a significant effect on natural resource revenues.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Income tax revenues can be affected by timing lags in reporting current and prior year tax assessments by the Canada Revenue Agency.

Federal Government Contributions

Potential policy changes regarding federal transfer allocations, including federal health transfers and cost-sharing agreements could affect the revenue forecast.

In January 2009, the federal government announced an infrastructure stimulus package as part of its 2009 budget. On a population basis, British Columbia’s share of this package is approximately $1 billion. While $427 million of this funding has been secured, negotiation in the areas of housing, transportation and community projects are ongoing. Funding for the provincial portion has been set aside within the three year fiscal plan.

Details on major assumptions and sensitivities resulting from changes to those assumptions are outlined in Appendix Table A10.

Crown Corporations and Agencies

Crown corporations and agencies have provided their own forecasts. These forecasts, as well as their statements of assumptions were used to prepare the fiscal plan. The boards of those corporations and agencies have also included these forecasts, along with further details on assumptions and risks, in the service plans being released with the budget.

The fiscal plan does not assume or make allowance for extraordinary adjustments other than those noted in the assumptions provided by the Crown corporations and agencies. Factors such as electricity prices, water inflows into the BC Hydro system, accident trends, interest/exchange rates, decisions of an independent regulator, or pending litigation could significantly change actual financial results over the forecast period. BC Hydro’s and ICBC’s results may be affected by the outcome of BC Utilities Commission decisions on current and future rate applications.

New decisions or directions by Crown corporation or agency boards of directors may result in changes to costs and revenues due to restructuring, valuation allowances and asset write-downs, or gains and losses on disposals of businesses or assets.

SUCH Sector

SUCH sector forecasts have been provided by management of the various organizations based on policy assumptions provided by the Ministries of Health Services and Advanced Education and Labour Market Development.

Health authorities have submitted balanced financial plans for 2009/10 to 2011/12. These plans have been signed off by the board chairs of the respective health authorities. The Ministry of Health Services will continue to work with the health authorities to manage any emerging revenue and spending risks and spending pressures.

Lead financial officers and chairs of the board for the universities, colleges, and institutions have signed off on these forecasts.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Some post-secondary institutions have forecast deficits for 2009/10, 2010/11, and 2011/12. Government has not approved these forecasts as individual plans for these institutions, including funding reviews and strategies for managing spending pressures, will be subsequently developed and implemented.

Forecasts for the combined school districts have been compiled by the Ministry of Education based on the requirements of the School Act, the current year plans developed by the school districts, and ministry policy assumptions respecting future funding allocations. Variances from these assumptions could impact the fiscal plan.

Spending

The spending forecast contained in the fiscal plan is based on ministry and taxpayer-supported Crown corporation and agency spending plans and strategies. Cost pressures such as higher fuel prices or the introduction of the HST may impact these spending projections. Government will be reviewing the impacts of HST and other pressures during the fall budget process. Details on major assumptions and sensitivities resulting from changes to those assumptions are shown in Appendix Table A12 and in ministry service plans. The main spending issues are outlined below.

Compensation

The current public sector negotiating framework provides for a dividend to be made available to employees if the projected surplus at March 31, 2010 is greater than $150 million, to a maximum of $300 million. Given the forecasted deficit in 2009/10, provision for a dividend payment is not included in the fiscal plan. However, consistent with negotiated agreements, a dividend would be paid if the required surplus is achieved in the Public Accounts for 2009/10.

Many of the wage agreements reached in the last round of public sector negotiations expire by the end of 2009/10. In response to the global economic forecast and government’s fiscal position, no funding is included in the fiscal plan for wage increases in 2010/11 and 2011/12.

Contingency Vote

A contingency vote of $500 million is included in 2009/10, decreasing to $300 million in 2010/11 and $300 million in 2011/12.

The allocation to contingencies is a prudent budgeting measure that protects the three-year fiscal plan from:

•      unforeseen and unbudgeted costs that may arise; and

•      pressures for costs that are currently budgeted based on estimates whose final values are impacted by external events or prices.

Table 1.22 Notional Allocations to Contingencies

($ millions)	2009/10	2010/11	2011/12
2010 Olympics – contingency allocation	69	10	—
Subtotal notional allocations	69	10	—
Unallocated contingencies	431	290	300
Total contingencies	500	300	300

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

The contingency amounts provide $79 million for the remaining contingency that is earmarked to help address cost uncertainties in areas related to staffing and hosting the 2010 Olympic and Paralympic Winter Games (2010 Games).

Public Sector Program Delivery

The vast majority of government-funded services are delivered through third party delivery agencies that provide programs such as acute and continuing health care, K–12 education, post-secondary education, and community social services. All of these sectors face cost pressures in the form of program demand and non-wage inflation. The government also funds a number of demand-driven programs such as PharmaCare, K–12 education, student financial assistance and income assistance. The budgets for these programs reflect the best estimates of demand and other factors such as price inflation. If demand is higher than estimated, this will result in a spending pressure to be managed.

September Update 2009 continues to protect and enhance funding for health, post-secondary and education, in part by maintaining targets for administrative efficiencies across government. As these efficiencies are implemented, government may reassess some efficiency targets to help ensure that program delivery is protected, particularly in areas vulnerable to rapidly changing economic circumstances.

Treaty Negotiations and the New Relationship

The provincial government is committed to building a new relationship with First Nations and Aboriginal people based on mutual respect, recognition, and reconciliation of Aboriginal rights and title. Treaties continue to be a primary objective for the province for reconciling Aboriginal rights and title and achieving certainty regarding ownership and use of provincial Crown land and resources.

The treaty with the Tsawwassen First Nation took effect on April 3, 2009. The treaty with the Maa-nulth First Nation has been ratified by the province, the federal government and the five Maa-nulth First Nations. Later this year, the parties will agree on an effective date. Funding for this treaty is included in September Update 2009.

BC is in final agreement negotiations with the Yale, In-SHUCK-ch, Sliammon and Yekooche First Nations and continues to negotiate treaties and incremental treaty agreements with a number of other First Nations. Outcomes of these negotiations could affect both the economic outlook and the fiscal plan.

The province is involved in litigation with First Nations relating to aboriginal rights. Settlement of these issues, either in or out of court, may result in additional costs to government.

Capital Risks

The capital spending forecasts assumed in the fiscal plan may be affected by bids and proposals resulting in project costs that are higher than the initial approved budgets, particularly for large complex projects. For such projects, government will review the budget and scope risks, and the strategies to mitigate these risks. Any subsequent approved budget increases may be funded from capital contingencies.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Other risks impacting capital spending forecasts include:

•      meeting planned construction schedules;

•      weather and geotechnical conditions causing project delays or unusual costs;

•      changes in market conditions, including service demand, inflation and borrowing costs;

•      the outcome of environmental impact studies;

•      the accuracy of capital project forecasts;

•      the successful negotiation/timing of cost-sharing agreements with the federal government;

•      the application/interpretation of accounting treatments;

•      the success of public-private sector partnership negotiations; and

•      building material costs and wage rates for skilled workers.

Catastrophes and Disasters

The spending plans for the Ministries of Forests and Range and Public Safety and Solicitor General include amounts to fight wildfires and deal with other emergencies such as floods. September Update 2009 provides additional funding for direct fire costs in 2009/10 to address the forecasted cost of the severe fire season. Much of the province remains on high alert and unanticipated occurrences may further affect expenses in these ministries and those of other ministries.

Pending Litigation

The spending plan for the Ministry of Attorney General contains provisions for payments under the Crown Proceeding Act based on estimates of expected claims and related costs of settlements likely to be incurred. Litigation developments may occur that are beyond the assumptions used in the plan (for example, higher-than-expected volumes, or size of claim amounts and timing of settlements). These developments may affect government revenues and/or expenditures in other ministries.

One-time Write-downs and Other Adjustments

Ministry budgets provide for anticipated levels of asset or loan write-downs where estimates can be reasonably predicted. The overall spending forecast does not make allowance for extraordinary items other than the amount provided in the contingency vote.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Five Year Fiscal Plan

The government’s fiscal policy, as set out in the Balanced Budget and Ministerial Accountability Act is to balance the budget. Due to the unprecedented economic downturn in recent months, government is amending the Act to permit temporary deficits for the fiscal years 2009/10 through to 2012/13. This amendment provides government the flexibility needed to ensure that health, education, and social services are protected until the economy returns to strong growth.

Principles

The principles underlying the five year fiscal plan are as follows:

•        the fiscal plan should be based on prudent assumptions;

•        critical health, education and social services must be maintained;

•        the budget must be balanced by year five (2013/14); and

•        government intends to return to a declining debt to GDP ratio once the budget is balanced.

Underlying Economic and Revenue Assumptions

As is the case with the three year fiscal plan, five year fiscal projections requires a forecast of economic conditions in order to project the revenue that is likely to be available to government. The five year economic forecast included in Part 3: British Columbia Economic Review and Outlook provides the necessary assumptions for the five year fiscal plan.

The five year fiscal projections also require a forecast of the aggregate profit/loss position of commercial Crown corporations and the projected revenues and expenses of taxpayer-supported Crown corporations, health authorities/health societies, universities, colleges, and school districts (SUCH sector), as well as operating expenses of government ministries.

The revenue and expense forecasts depend on the projected performance of the economy and assumptions about fiscal policy. Outcomes will depend on how the economy actually performs and on fiscal policy decisions taken annually over the next five years. These decisions will evolve during each budget process and will be based on updated revenue and expense forecasts.

The main fiscal assumptions are as follows:

•        The five year plan incorporates the impact of tax measures announced as part of September Update 2009, but no further new tax measures are assumed.

•        Tax revenues are assumed to grow in line with the economic forecast underlying the September Update 2009.

•        Federal health and social transfers are assumed to grow in accordance with planned base increases announced by the federal government.

Table 1 Material Assumptions

Annual percent change unless otherwise indicated	2009	2010	2011	2012	2013
Real GDP	-2.9	1.9	2.7	2.7	2.8
Nominal GDP	-5.0	3.5	5.0	5.1	4.9
Personal income growth	-1.0	2.1	3.8	4.5	4.5
Pre-tax corporate profit growth	-36.4	7.3	5.4	8.2	7.7
Natural gas:
Price ($Cdn/gJ; plant inlet)	$3.51	$5.09	$5.78	$6.24	$6.68
% change in volumes	2.1%	0.9%	20.9%	12.8%	1.8%
Lumber prices SPF	$176	$200	$238	$288	$300
($US/000 mbf, cal year)
Effective interest costs	3.33%	4.02%	4.87%	5.83%	6.50%

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Table 2 Five Year Fiscal Plan

($ millions)	2008/09	2009/10	2010/11	2011/12	2012/13	2013/14
Revenue	38,328	37,608	38,845	41,072	42,920	44,630
% change		-1.9%	3.3%	5.7%	4.5%	4.0%
Total Expense	38,250	40,133	40,320	41,767	42,810	43,880
% change		4.9%	0.5%	3.7%	2.5%	2.5%
Surplus (Deficit) before forecast allowance	78	(2,525)	(1,475)	(695)	110	750
Forecast Allowance	—	(250)	(250)	(250)	(250)	(250)
Surplus (Deficit)	78	(2,775)	(1,725)	(945)	(140)	500
Taxpayer-supported capital expenditures	3,778	4,729	4,626	3,376	3,063	2,515
Total capital expenditures	5,540	7,434	7,687	6,544	6,574	5,740
Direct operating debt	6,455	8,250	10,071	10,512	9,930	9,513
Total Taxpayer-supported debt	26,446	30,593	34,894	37,279	38,613	39,993
Total debt	38,014	42,332	48,461	52,754	56,569	59,942
Taxpayer-supported debt/GDP (%)	13.3%	16.2%	17.9%	18.1%	17.9%	17.7%

•        Crown corporation net income, which is included in revenue, is based on five year forecasts submitted by the corporations.

•        Forecasts for taxpayer-supported Crown corporations revenues and expenses are based on five year forecasts submitted by the corporations.

•        Forecasts for the SUCH sector assume revenues and expenses remain at 2011/12 levels.

Revenue and Expense Projections

The five year fiscal plan is shown in Table 2.

The Ministry of Finance’s outlook for nominal GDP growth is discussed in Part 3, and averages 5.0 per cent for the period 2011 to 2013, reflecting forecasts of domestic demand as well as net exports for British Columbia.

The primary sources of revenue are taxation and natural resources. Personal and corporate income tax revenues are forecast based on personal income and pre-tax corporate profit projections disclosed in Table 1.

Natural gas royalty forecasts incorporate the private sector price outlook included in Table 1 and the effects of the oil and gas stimulus package announced on August 6, 2009.

Overall, revenue, including net income of the commercial Crown corporations, is expected to grow approximately 4.5 per cent in 2012/13 and 4.0 per cent in 2013/14. This steady rate of growth is supported by rising commodity prices and improving economic growth.

Chart 1 –Revenue and spending trends

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Expenditure Plan

The plan incorporates expense growth rates assumed at 2.5 per cent per year in 2012/13 and 2013/14. This level of growth is slightly below recent average expenditure growth, but reflects prudent restraint in planning for future expenditures and achieving a balanced budget.

Specific expense allocation decisions have not been made at this time; however, holding spending to this level of growth will require careful and diligent expenditure management and oversight. Given service demands in health care and education, there will be limited funds available for other financial commitments.

Prudence

The 2009/10 fiscal year incorporates a forecast allowance of $250 million which is continued in each of the next four years. This forecast allowance helps protect against the uncertainties in predicting future economic developments which can be caused by variability in, for example, economic growth, energy prices, and tax revenues, as well as unexpected expenditures such as natural disaster costs.

The five year fiscal plan continues the Ministry of Finance policy of incorporating prudence in the economic forecasts by projecting real economic growth below the outlook provided by the Economic Forecast Council in Part 3.

Capital

Significant capital expenditures will be made in 2009/10 and 2010/11 as part of the economic stimulus initiatives undertaken by government to respond to the fiscal downturn. Taxpayer-supported capital expenditures are projected to rise to $4,729 million in 2009/10 and to $4,626 million in 2010/11 before returning to levels of spending consistent with the previous 10 year average of $2,750 million. Self-supported capital spending is projected to continue to increase due to major capital projects including the Port Mann Bridge project and BC Hydro projects.

Debt

Debt affordability is a government priority and government is implementing fiscal policies that will result in the return to a balanced budget and a legislated requirement to eliminate operating debt.

The ratio of taxpayer-supported debt to GDP, which excludes commercial Crown corporations and other self-supported debt, is a key measure often used by financial analysts and investors to assess a province’s ability to repay debt. The return to a declining taxpayer-supported debt to GDP ratio is a key indicator of government’s commitment to implement fiscal policies to achieve a strong and vibrant economy and a financially sustainable fiscal plan.

Chart 2 – Infrastructure investments

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Chart 3 –Taxpayer debt burden remains affordable

Over the past six years, surpluses have allowed the provincial government to adjust its borrowing strategy to reduce a significant portion of its debt. The taxpayer-supported debt to GDP ratio has also declined. The low level of the debt to GDP ratio in 2008/09 now provides government with the flexibility needed to manage through these challenging economic times and protect key services.

Due to the committed infrastructure spending, anticipated deficits and lower GDP projections, the taxpayer-supported debt to GDP ratio is forecast to increase from 13.3 per cent in 2008/09 to 16.2 per cent in 2009/10, to 17.9 per cent in 2010/11, and to 18.1 per cent in 2011/12. As the deficit is reduced, operating debt will fall and the taxpayer-supported debt-to-GDP ratio is forecast to start to decline in 2012/13 to 17.9 per cent and is forecast to further decline to 17.7 per cent in 2013/14.

The increase in the direct operating debt highlights the importance of eliminating the deficit as quickly as possible, to avoid burdening future generations of British Columbians with high debt service costs.

Conclusion

While based on prudent economic assumptions and private sector commodity price forecasts, there remains uncertainty with respect to a medium-term forecast of this nature. Should revenue be lower than projected, government would need to re-evaluate the spending and tax measures assumptions of the five year plan in order to achieve a balanced budget. However, should revenue outperform the forecast, government will have the option of achieving a balanced budget earlier, enhancing services, or further reducing taxes for British Columbians.

Chart 4 – Operating debt down from peak in 2003/04

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Economic Stimulus Plan

Economic Stimulus Plan

In the wake of the global economic slowdown, government announced economic stimulus measures on October 22, 2008, including:

•                 accelerated retroactive personal income tax cuts;

•                 accelerated tax relief for small business; and

•                 accelerating infrastructure investments.

Personal Income Tax Rates Reduced

As announced on October 22, 2008, the full 5 per cent rate personal income tax reduction was made retroactive to January 1, 2008. This includes the 2 per cent tax cut that took effect in 2008 and the 3 per cent reduction on January 1, 2009. This acceleration of the tax reductions put an additional $130 million in the pockets of British Columbians in 2008/09 to help stimulate the economy.

Since 2001, significant changes have been made to the provincial tax system resulting in a competitive tax regime in British Columbia. The government has introduced more than 120 tax cuts which have benefited British Columbian families, individuals, and businesses. Today, British Columbia has the lowest provincial personal income taxes on up to $118,000 in earnings and the second lowest top marginal tax rate of all provinces.

Chart 1 – Personal income tax reductions since 2001

Small Business Corporate Income Tax Rate Reduced

Effective December 1, 2008, the small business income tax rate was reduced to 2.5 per cent from 3.5 per cent, which was already reduced from 4.5 per cent on July 1, 2008. This reduction has accelerated the tax cut by two years, resulting in a 44 per cent tax cut for small business this year alone. The additional savings to small business will be $120 million from 2008/09 to 2010/11.

The reduction in the corporate income tax rate, combined with the federal tax rate cuts that will take effect in 2012, means that British Columbian businesses will enjoy the lowest corporate income tax rate in the G7 by 2012.

Chart 2 – Corporate tax reductions since 2001

(per cent of taxable income)

* Effective 2011

Accelerated Infrastructure Investments

One of the strategies was to stimulate the economy with a commitment to accelerate capital infrastructure investments to help create jobs throughout the province. Since the end of October 2008, $3.4 billion has been invested in accelerating infrastructure in British Columbia. This will create an estimated 21,600 direct jobs (1) in the construction industry over the life of the projects. These investments include:

•                 $1.7 billion from within the existing capital and fiscal plan which are being invested earlier than planned; and

•                 $1.7 billion of new funding to stimulate economic activity.

Investing Earlier

Since October 2008, the province has committed to accelerate $1.7 billion in investments from within the existing capital and fiscal plan. These investments were originally planned for future years and were advanced to start earlier in 2008/09 and 2009/10. The province has contributed $1.1 billion

(1)         Investments in construction projects generate approximately 6.4 direct jobs per million dollars invested (source: BC Stats, March 2009).

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

towards this investment, with the remainder being funded by local government and other third parties.

Projects include:

•                 $805 million for a number of highway improvement projects. This includes $280 million for the Lower Mainland expanded transit plan, including SkyTrain and West Coast Express enhancements and $94 million for the maintenance and upgrades of rural resource roads to support the oil and gas sector.

Other transportation projects include:

•                  Highway 1 Donald Bridge and overhead: bridge replacement and approach;

•                  Highway 97 Westside Interchange: design and construct an interchange to replace the existing intersection of Westside Road;

•                  Highway 97 Bennet Creek (North of Prince George): highway widening and bridge construction;

•                  Highway 16 at Domano Rd/ Tyner Rd Intersection (Prince George): intersection improvements;

•                  Highway 7 Wren St — Nelson Rd (Mission): highway improvement (4 laning);

•                  Highway 1 Hoffman’s Bluff: upgrading to 4-lane design standard and access improvements;

•                  Highway 33 Muir — Gallagher: upgrade to 4 lanes from 2; and

•                  Highway 97A Pleasant Valley — Lansdowne: upgrade to 4 lane standard with intersection improvements.

•                 $295 million for schools (K–12) for major renovations and seismic upgrades of schools including:

•                  Vernon Secondary;

•                  Oliver: Southern Okanagan Secondary;

•                  Vancouver: Sir James Douglas Elementary; and

•                  Powell River: Grief Point Elementary.

•                 $218 million for post-secondary buildings, including:

•                  $75 million to be cost shared with the University of British Columbia for a new Earth System Science building, a facility for research into mineral exploration and sustainable mining practices, and instructional space for geoscience professionals.

•                  $133 million to be cost shared with the University of British Columbia for a new Pharmaceutical Sciences and Centre for Drug Research and Development.

•                 $187 million for Sierra Yoyo-Desan Road upgrade for increased shale gas activity in the Horn River basin.

•                 $175 million for smaller communities throughout BC to meet pressing infrastructure needs such as roads, bridges, and water systems. These projects include:

•                  Nanaimo: South Fork water treatment plant;

•                  Kamloops: wastewater treatment plant upgrade;

•                  Prince Rupert: Hays Creek sewer relocation;

•                  Terrace: Skeena Industrial Development Park intersection and access road; and

•                  Cariboo Regional District: Canim Lake water system (near 100 Mile House).

•                 $30 million to purchase and renovate 8 single occupancy room hotels to provide safe, affordable housing for those most in need. These properties will provide 407 units of housing across BC as follows:

•                  Vancouver — 258 units on 4 properties;

•                  Prince George — 21 units;

•                  Penticton — 47 units;

•                  Williams Lake — 33 units; and

•                  Mission — 48 units.

•                 $9 million for health care facilities, including $4.3 million for a new emergency department at Invermere District Hospital.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

New Accelerated Funding

In January 2009, the Government of Canada announced its Economic Action Plan as part of its 2009 budget, including $12 billion in new infrastructure funding. This represented a significant opportunity for BC to leverage federal funding for both provincial and local government infrastructure projects.

The province estimated that the federal funding commitment would be approximately $1 billion, which would generate a total of $2 billion in new cost-shared capital investments. In Budget 2009, the province set aside $1 billion in debt room to match the estimated federal funding.

Since this time, $1.7 billion in new funding has been committed to accelerated infrastructure spending. Negotiations with the federal government are still on-going in the key areas of housing, transportation, and communities. Funding for the provincial portion has been set aside within the three year fiscal plan. It is estimated that at conclusion the total new investment in accelerated infrastructure will reach or exceed the original $2 billion estimate.

Accelerated infrastructure funding has been provided through a number of sources, primarily by provincial and federal governments as well as funding from local governments and third parties. Chart 3 shows the breakdown of accelerated funding by source.

Chart 3 — New accelerated Infrastructure investments are cost shared

BC has successfully secured $427 million in federal infrastructure funding. The remainder, $212 million, was provided by local governments and other third parties.

In addition, BC has contributed over $1 billion dollars towards accelerated infrastructure investments. Included in this provincial contribution amount is $70 million from the existing budget for infrastructure grants (operating dollars) and $48 million from within the existing capital plan. The remainder, $909 million, is new capital funding. Over half of BC’s contribution, $519 million, has been spent on projects that are 100 per cent provincially funded since they were not eligible under the federal Economic Action Plan.

Investments throughout BC

The goal of accelerating infrastructure investments was to create jobs throughout BC and provide stability for workers and communities during the economic downturn. Consequently, the focus of accelerated infrastructure projects has been on creating jobs now by identifying projects that could start soon and could be completed within the next two years.

Chart 4 shows per capita infrastructure stimulus spending by region.

Chart 4 — Per capita accelerated Infrastructure investments across BC

By the end of July 2009, 99 accelerated projects with a total cost of $604 million had started construction. By the end of October 2009, 128 accelerated projects with an estimated project cost of over $963 million will be underway or completed.

Investment Priorities

This $1.7 billion investment is contributing to government’s key priorities in the areas of post-secondary, housing, BC’s communities, transportation, schools and justice sectors.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Chart 5 depicts how the infrastructure stimulus funding has been invested by sector.

Chart 5 — Accelerated Infrastructure investments by sector

Post-secondary

The post-secondary sector will receive $514 million for renewing infrastructure. BC is contributing $265 million and the federal government has provided $228 million. The remainder, $21 million, comes from post-secondary institutions and donors.

New construction, remediation, and renovations will take place at 34 post-secondary campuses throughout BC. Chart 6 shows the regional distribution for post-secondary investments.

Chart 6 — Per capita post-secondary infrastructure investment across BC

Examples of post-secondary projects by region include:

Cariboo:

•                  University of Northern BC: $21.8 million for a new technology project to convert waste forest wood to bio gas fossil fuel alternative and for upgrading heating and cooling systems to increase energy efficiency.

•                  College of New Caledonia: $9.9 million for a new building to expand and diversify skilled trades programs.

Kootenay:

•                  College of the Rockies: $12.7 million for building expansion and improvements.

•                  Selkirk College: $1.9 million for replacement of existing heating, ventilation and cooling system.

Mainland / Southwest

•                  University of BC: $64.2 million for renewal of Biological Sciences buildings (west and south).

•                  Simon Fraser University: $49 million for Schrum Science Centre renewal.

•                  British Columbia Institute of Technology: $39 million for building renewal and campus revitalization.

•                  Vancouver Community College: $9.8 million for building envelope renewal.

•                  Kwantlen Polytechnic University: $4.9 million for building envelope renewal at the Surrey campus.

North Coast & Nechako

•                  Northwest Community College: $16.8 million for a campus renewal.

Northeast

•                  Northern Lights College: $7.8 million for Energy House that specializes in LEED platinum education and research that focuses on Alternative Energy programming operated by wind power, utilizing rain-water and both geothermal and solar technologies; and $2.5 million to upgrade health sciences facilities to accommodate nursing programs.

Thompson / Okanagan

•                  Okanagan College: $27.6 million for campus expansion and to construct Centre for Green Building Technologies.

•                  Thompson Rivers University: $4.9 million for renovations and refurbishments.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

•                  Nicola Valley Institute of Technology: $2 million to construct a daycare centre and meeting room/gathering place.

Vancouver Island / Coast

•                  University of Victoria: $42.5 million to renew six 40-year-old buildings.

•                  Vancouver Island University: $26.7 million to replace the Cowichan Campus; and $8.5 million for Deep Bay Field Station Centre for shellfish research in Nanaimo.

Housing

Almost 2,000 new housing units will be constructed across BC for seniors, persons with disabilities, and people who are homeless or are at risk of becoming homeless. The total project capital cost is approximately $446 million; BC is contributing $306 million of new capital funding and the federal government has contributed $62 million. The remainder, $78 million, has been contributed by local governments.

By Fall 2009, approximately 630 units, including 20 seasonal shelter beds for the homeless, will have begun construction. By Spring 2010, an additional 408 units will have begun construction, for a total of 1,038 units of the 2,000 units committed. Modular and manufactured housing construction will be used to promote wood product use where possible. Chart 7 shows how the housing projects are distributed across BC by region.

Chart 7 — Per capita housing investments across BC

Examples of projects in the various regions of the province include:

Cariboo:

•                  Prince George: 30 units for seniors and persons with disabilities.

•                  Valemount and McBride: up to 18 units for seniors and persons with disabilities.

•                  100 Mile House: 8 units for seniors and persons with disabilities.

Kootenay:

•                  Baynes Lake: 8 units for seniors and persons with disabilities.

Mainland / Southwest

•                  Vancouver: 569 units for homeless and the homeless in transition.

•                  Maple Ridge: 46 units of supportive housing.

•                  Abbotsford: 40 units for people with low incomes or who are at risk of homelessness.

•                  Surrey: 108 units to provide supportive housing for people requiring drug and alcohol treatment and rehabilitation who are at risk of homelessness.

North Coast & Nechako

•                  Prince Rupert: 10 units for seniors and persons with disabilities.

•                  Terrace: 24 units for seniors and persons with disabilities.

Northeast

•                  Fort St. John: 8 units for seniors and persons with disabilities.

•                  Fort Nelson: 6 units for seniors and persons with disabilities.

Thompson / Okanagan

•                  Kelowna: 40 housing units to be operated by the Canadian Mental Health Association — Kelowna Branch. It will provide housing with support services to allow people to stabilize their lives before moving into more stable supportive housing.

•                  Kelowna: 39 units to be operated by the New Opportunities for Women (NOW) Canada Society. It will provide transitional second-stage housing for women and children.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

•                  Lumby: 16 units for seniors and persons with disabilities.

•                  Lake Country: 12 units for seniors and persons with disabilities.

Vancouver Island / Coast

•                  Campbell River: 24 units for people with special needs and their families.

•                  Nanaimo: 40 units for homeless singles and people in need of higher levels of support services and 10 units, owned by the Tillicum Lelum Aboriginal Friendship Centre, to be developed into an innovative housing development for youth and elders.

•                  Victoria: 151 units for people who are homeless, at risk of becoming homeless, and women and children fleeing violence. This includes 20 extreme weather beds.

Communities

Accelerated investments in communities totals $226 million; the federal government is contributing $63 million and BC is providing $70 million. The remainder, $93 million, is from municipal and third party sources.

Of the total investment:

•                  $102 million was directed at building bike paths, walkways, greenways, improving accessibility for people with disabilities and support programs to get kids playing in communities and parks.

•                  $104 million was utilized for infrastructure projects in communities over 100,000 people.

•                  $20 million was committed to improving Forest Service Roads.

Chart 8 shows how investments were made in communities throughout the province.

Chart 8 — Per capita investments in communities across BC

Cariboo

•                  Wells ($0.4 million): construct a central water treatment.

•                  Fraser Fort George Regional District ($1 million): new fire rescue facility for Beaverly Fire Rescue.

Kootenays

•                  Grand Forks ($1.4 million): construct 6 kilometres of pathways and bike lanes throughout the city.

•                  Invermere ($1.1 million): revitalize 7th Avenue, creating a pedestrian corridor between Invermere’s downtown and the Pothole Park spirit square.

Mainland / Southwest

•                  Abbottsford ($25 million): upgrade the McCallum Road Interchange (Highway 1).

•                  Surrey ($10.8 million): construction of cycling/pedestrian overpass and bicycle paths.

•                  Hope ($3.2 million): Hope Arena roof replacement and enhanced dressing room project.

•                  Abbotsford ($1.9 million): construction of a multi-use trail for active transportation for getting to and from school, work and shopping.

North Coast & Nechako

•                  Port Edwards ($3.2 million): replacement of water mains.

•                  Fort St. James ($3.5 million): Community Hall/Convention Centre.

•                  Telkwa ($1.7 million): replace water mains along Highway 16 to protect public health.

•                  Kitimat Stikine Regional District ($1.2 million): drinking water improvement project.

•                  Houston ($0.8 million): construct paved cycling network and improve drinking water system.

Northeast

•                  Peace River Regional District ($3.1 million): Buick Creek Arena — an indoor arena and physical activity centre that is seniors and disability-friendly.

•                  Tumbler Ridge ($3 million): upgrade the town community centre.

•                  Pouce Coupe ($2.6 million): fire hall replacement.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Thompson / Okanagan

•                  Kelowna ($15.6 million): upgrade Gordon Drive and replace Mission Creek Bridge.

•                  Summerland ($4.5 million): new building to house the RCMP detachment.

•                  Golden ($1.2 million): Civic Centre redevelopment.

Vancouver Island / Coast

•                  Port Alice ($1.6 million): upgrades to village community centre.

•                  Ladysmith ($1.1 million): improved playing fields to enhance all season and multi-sport capability.

Transportation

An additional $167 million will be invested in accelerating provincial highway rehabilitation and public transit service improvements.

•                  North/West Vancouver ($40 million): Old Capilano Bridge: Marine Drive/Lions Gate Transit.

•                  Prince George ($28 million): Stone Creek Bridge — new 4-lane structure (Highway 97).

•                  Victoria ($24 million): airport access improvements (Highway 17).

•                  Hope ($11.2 million): replace Cedar Creek Bridge #1 and #2 (Highway 3).

•                  Vancouver Island ($11.1 million): various resurfacing projects (Highway 14, Highway 19, Highway 4).

•                  Quesnel ($10 million): 4-laning 2.5 kilometres of highway (Highway 97).

•                  Fort Nelson ($6 million): Highway 77 from Deasum Creek to Northwest Territories border improvements.

•                  Enderby ($5 million): intersection improvements (Highway 97A).

•                  Kelowna ($5 million): Walker Hill — 2 kilometre truck climbing lane (Highway 33).

K—12 Education

Approximately $152 million for accelerated funding was committed to the K—12 sector. These accelerated investments were not eligible for federal stimulus funding. BC contributed $139 million and school districts contributed the remaining $13 million. These projects include:

•                  University Hill Secondary ($41 million) — replace an 800-seat capacity secondary school in Vancouver.

•                  Acadia Road Primary and Intermediate ($39 million) — build a new 80-seat kindergarten, 400-seat primary and 500-seat intermediate capacity school in Vancouver.

•                  Heritage Mountain Middle School ($29 million) — build a new 500-seat capacity middle school in Coquitlam.

•                  Various building envelope remediation projects.

Justice and Other

Approximately $86 million for accelerated funding was committed to justice and other sectors. These investments were not eligible for federal stimulus funding. BC funded 100 per cent of the cost of these projects. These projects include:

•                  Security upgrades for courthouses throughout BC ($12.5 million).

•                  Expansion of Robson Square Justice Access Centre ($0.8 million).

•                  Enhancement of video bail capability ($0.6 million).

•                  Security enhancements, infrastructure upgrades and living unit reconfigurations at correctional facilities:

•                  Prince George Regional Correctional Centre ($4 million);

•                  North Fraser Pre-trial Centre ($6 million);

•      Fraser Regional Correctional Centre ($13 million); and

•      Vancouver Island Regional Correctional Centre ($4.5 million).

•                  Parksville Community Hub ($5.8 million): partnership between the Qualicum school district and the Ministry of Children and Family Development and Vancouver Island Health Authority to create a common focal point to deliver community health, wellness and education to children and families.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Health

Investments in health facilities were accelerated by $76 million. These projects were not eligible for federal stimulus funding. BC contributed $47 million and the remainder, $29 million, came from third party contributions.

•      Nanaimo Regional General Hospital ($36.9 million) — emergency department expansion.

•      Kootenay Lake Hospital ($15.3 million) —1st floor redevelopment of the emergency room and addition of a CT Scanner.

Accelerated Capital as Part of a Broader Capital Plan

These accelerated investments represent a significant increase in the amount of infrastructure spending versus historical annual capital spending, providing significant stimulus in 2009/10 and 2010/11. Chart 9 shows the historical infrastructure spending trend.

Over the next three years, capital spending on schools, hospitals, roads, bridges, hydro-electric projects and other infrastructure across the province (2009/10 — 2011/12) is expected to total $21.6 billion.

Chart 9 — Infrastructure investment provides significant economic stimulus

In summary, the economic stimulus plan supports families and businesses through various measures including accelerated tax reductions and accelerated infrastructure spending. The province’s healthy balance sheet provides a strong foundation to handle these current economic challenges while building a stronger future. The accelerated capital spending will build valuable infrastructure for British Columbians, providing jobs for today and lasting legacy for future generations.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

Expenditure Management

Expenditure Management — A Rapid Response to a New Fiscal Reality

In October 2008, as it became clear that BC was heavily impacted by the global economic and financial crisis, government announced it would implement an expenditure management regime to protect key public services in the face of rapidly declining revenues.

A multi-step process to review administrative and discretionary spending that began in November 2008 has progressed through several phases to date, and further measures are still to be implemented. These steps have significantly contributed to the closer management of government spending during the last 10 months, including the development of the September Update 2009.

2008/09 Year-end Savings Initiatives

•                  In November 2008, government initiated a cross-government review of all planned discretionary spending to the end of March 2009. With the primary goal of preserving health care, education and social services, discretionary spending was prioritized from a whole-of-government perspective. Several areas of savings were identified, frozen inside ministries, and held as reserves against revenue declines.

•                  In addition to last fall’s review, the Ministry of Finance began enhanced monitoring of ministry expenditure forecasts between January and March 2009. Ministries were directed to report on any risks to managing within allocated budgets or to achieving directed savings. By fiscal year-end, the ministry savings achieved allowed government to fund several high priority initiatives.

Administrative and Other Savings in the New Fiscal Year

Concurrently, from October 2008 to January 2009, as revenues continued to erode across a multi-year track, planning for the 2009/10 to 2011/12 fiscal plan had to focus on reducing ministry budgets. Protecting education, health care and social services was still the primary objective, therefore, the focus of the next budget-building process was to reduce administrative costs and find savings in areas of discretionary spending while protecting key services. The Deputy Ministers’ Committee initiated this process by identifying an extensive set of options for cost reduction.

•                  Specifically, Budget 2009 focused on achieving savings in administrative areas such as travel, informational advertising, professional services contracts, general office and business expenses, and discretionary grants. In some areas, decisions to reduce program spending required government to make trade-offs between low and high priority areas.

•                  Compared to Budget 2008, total savings across government was nearly $1.9 billion across the three year fiscal plan.

Further Discretionary and Other Spending reductions

While the budget established total spending targets, ministry-specific plans would determine how and where to achieve required savings in the coming year. In March 2009, the spending plans and STOB(1) allocations of ministry 2009/10 budgets were reviewed in detail and realigned.

•                  This further review ensured that spending allocations within ministry budgets were appropriately categorized, and that ministry savings proposals aligned with government priorities. Administrative spending was revisited to maximize savings in areas that would not impact public services. In some cases, spending deemed to be lower priority was put on hold and the funds frozen.

•                  These processes were challenging for government ministries, as they reduced the flexibility of ministry decision-making regarding program and financial management. However, in the face of rapidly declining revenues, this “realignment” exercise provided consistent corporate direction to all ministries on government’s current priorities.

(1)

STOB means Standard Object of Expenditure — STOBs are categories of spending such as salaries, benefits, travel, office supplies, professional contracts, grants or contributions, etc across which ministry budgets are allocated and appear in the Supplement to the Estimates with the main Estimates document.

September Budget Update – 2009/10 to 2011/12

Three-Year Fiscal Plan

•                  In conjunction with the realignment activity, a further review of planned 2009/10 discretionary spending was completed. Similar to the fall 2008 process, this corporate review was repeated for the new fiscal year to ensure discretionary spending was again prioritized from a whole-of-government perspective.

In total, the realignment and discretionary review since the tabling of the February budget have contributed additional savings of approximately $1.5 billion over three years, as identified in September Update 2009.

Ongoing Expenditure Management

With revised 2009/10 budgets now confirmed, ministries will be implementing plans for achieving program outcomes within new, and in many cases, reduced budgets. Three-year spending plans that were started in the spring, and modified by subsequent review processes, will continue to evolve as ministries identify program efficiencies and other measures to achieve required savings.

In addition, several other expenditure management initiatives have been implemented or are underway:

•                  Included in September Update 2009, specific shared services - Strategic Human Resources and Freedom of Information — formerly located in individual ministries, were centralized in the newly created Ministry of Citizens’ Services to achieve operational efficiencies and provide more consistent and timely services.

•                  In the coming months, the Ministry of Finance will initiate detailed monitoring of the full Government Reporting Entity spending. Ministries already report actual and forecast spending on a monthly basis, however, there will be a heightened focus on identifying emerging risks, as well as developing mitigation plans to manage unanticipated budgetary pressures.

While this focuses only on spending within core government, the initiation of formal monthly monitoring of taxpayer-supported Crowns and SUCH sector (schools, universities, colleges and health authorities) agencies, who carry out 60 per cent of total government spending, will serve to inform government of other risks and issues affecting the overall bottom line.

As indicated in Budget 2009, the ministries of Health Services, Advanced Education and Labour Market Development, and Education will be working with their respective Crown agencies to help ensure these agencies achieve their budget targets, including required administrative savings. Further, SUCH sector agencies are developing plans to ensure they are achieving bottom line targets and required administrative savings targets.

•                  Government works continuously to minimize its debt service costs, as well as working to reduce cash balances where appropriate. For example, government reviewed and reduced its sinking fund program, generating revenue. In addition, government has taken advantage of historically low short-term interest rates in its 2009/10 requirements. As a result of managing these savings, 2009/10 costs for Management of the Public Debt are lower than forecast in Budget 2009 despite the increase in total public debt.

Together, these expenditure management efforts assisted government in ensuring that the 2008/09 fiscal year ended “on budget”, and in the face of further revenue declines, have contributed to a five year plan to manage down the deficit and achieve a surplus by 2013/14 while maintaining priority public services.

September Budget Update – 2009/10 to 2011/12

Part 2: TAX MEASURES

Table 2.1 Summary of Tax Measures

		Taxpayer Impacts
	Effective Date	2009/10	2010/11
		($ millions)
September Update 2009
Income Tax Act
• Increase basic personal amount tax credit to $11,000	January 1, 2010	(43)	(173)
• Increase the corporate income tax small business threshold to $500,000 from $400,000	January 1, 2010	(5)	(20)
• Double the basic training tax credit for employers to $4,000 from $2,000	July 1, 2009	(1)	(2)
• Extend the BC Mining Flow-Through Share Tax Credit to 2010	January 1, 2010	*	(7)
Carbon Tax Act
• Include renewable fuels in the tax base and reduce carbon tax rates for gasoline and light fuel oil (diesel) by 5 per cent	January 1, 2010	*	*
• Clarify tax treatment of natural gas and natural gas liquids	January 1, 2010	*	*
• Expand exemptions and refunds for non-energy uses of fuels	September 2, 2009	*	*
• Clarify exemptions and refunds for interjurisdictional air and marine services	July 1, 2008	*	*
Carbon Tax Act and Motor Fuel Tax Act
• Various technical amendments	various	*	*
Motor Fuel Tax Act
• Remove exemption for renewable fuels	January 1, 2010	*	*
Social Service Tax Act
• Clarify tax treatment of lease arrangements	September 2, 2009	*	*
Assessment Act
• Maintain valuation date for pipelines and other continuous structures at the same date used for the 2009 taxation year	2010 tax year	*	*
Medicare Protection Act
• Increase Medical Services Plan premiums by about 6 per cent and enhance premium assistance	January 1, 2010	20	107
Hotel Room Tax Act
• Redirect funding for tourism marketing to Ministry of Tourism, Culture and the Arts	April 1, 2010	*	*
Subtotal September Update 2009 Measures		(29)	(95)

* Denotes measures that have no or minimal taxpayer impacts.

October 22 and November 1, 2008 Measures (1)
Income Tax Act
• Reduce personal income tax rates for the first two tax brackets by 3 per cent each effective January 1, 2008 (2)	January 1, 2008	*	*
• Reduce small business corporate income tax rate to 2.5 per cent from 3.5 per cent effective December 1, 2008	December 1, 2008	(83)	(71)
Land Tax Deferment Act
• Introduce temporary financial hardship property tax deferment program	2009 tax year	*	*
Social Service Tax Act and Hotel Room Tax Act
• Increase commission paid to business for provincial sales tax and hotel room tax collection and remittance	November 1, 2008	(25)	(6)
School Act
• Provide an Industrial Property Tax Credit of 50 per cent of provincial school property tax payable by major industrial (class 4) and light industrial (class 5) properties	2009 tax year	(50)	(52)
Subtotal October 22 and November 1, 2008 Measures		(158)	(129)

(1)

Legislation enacting these measures received royal assent on November 27, 2008. Revenue impacts of measures announced as part of the October 22, 2008 economic plan, the November 1, 2008 announcement and the February 17, 2009 Budget are shown as originally announced and are adjusted in 2010/11 to reflect proposed tax changes where appropriate.

(2)	The cost of this measure is accounted for in fiscal 2008/09.
*	Denotes measures that have no material impact on the status quo revenue forecast for provincial revenue.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Table 2.1 Summary of Tax Measures – Continued

Taxpayer Impacts
	Effective Date	2009/10	2010/11
($ millions)
February 17, 2009 Budget Measures (1)
Income Tax Act
• Reduce the dividend tax credit for ordinary dividends	January 1, 2010	8	32
• Exclude income from Registered Disability Savings Plans for the calculation of eligibility for BC Sales Tax Credit and Medical Services Plan premium assistance	various	*	*
• Extend BC Mining Flow-through Share Tax Credit to December 31, 2009	January 1, 2009	*	*
• Reduce general corporate income tax rate from 11 per cent to 10.5 per cent effective January 1, 2010 and to 10 per cent effective January 1, 2011	January 1, 2010	(6)	(75)
• Remove expiry dates for film tax credits	various	*	(21)
• Expand eligibility for Film Incentive BC tax credit	January 1, 2009	*	*
Corporation Capital Tax Act
• Clarify corporation capital tax base	October 1, 2006	*	*
International Financial Activity Act
• Relax 90 day amalgamation notification rule	March 12, 2009	*	*
• Expand the list of prescribed patents to include wastewater treatment and fuel cell technology	April 1, 2009	*	*
• Clarify meaning of non-resident person	September 1, 2004	*	*
• Initiate program review	February 17, 2009	*	*
Logging Tax Act
• Provide partial remission of logging tax to reflect lower small business corporate income tax rate	January 1, 2009	*	*
Social Service Tax Act
• Extend exemption for ENERGY STAR® qualified residential heating equipment to 2011(2)	February 18, 2009	(3)	*
• Extend exemption for ENERGY STAR qualified windows, doors and skylights to 2011	February 18, 2009	(2)	*
• Extend exemption for energy efficient residential gas-fired water heaters to 2011	February 18, 2009	*	*
• Provide exemption for energy efficient commercial boilers to 2011	February 18, 2009	*	*
• Provide exemption for devices which reduce idling by commercial vehicles to 2012	February 18, 2009	(1)	*
• Expand exemption for aerodynamic devices for commercial vehicles	February 18, 2009	*	*
• Provide exemption for equipment to produce energy from ocean currents, tides and waves	February 18, 2009	*	*
• Clarify and expand exemption for production machinery and equipment	various	(9)	(2)
• Provide additional exemptions for bona fide farmers	February 18, 2009	*	*
• Clarify and expand exemption for prescription drugs and vaccines	February 18, 2009	*	*
• Clarify the concept of “at another person’s expense”	January 1, 2000	*	*
Motor Fuel Tax Act
• Classify and exempt hydrogen as an alternative motor fuel when purchased for use in fuel cell vehicles	February 18, 2009	*	*
Tobacco Tax Act
• Increase tobacco tax rate from $35.80 to $37 per carton of 200 cigarettes	February 18, 2009	22	22
Home Owner Grant Act
• Maintain home owner grant phase-out threshold at 2008 level	2009 tax year	*	*
School Act
• Set provincial residential school property tax rates	2009 tax year	*	*
• Set provincial non-residential school property tax rates	2009 tax year	*	*
Taxation (Rural Area) Act
• Set provincial rural area property tax rates	2009 tax year	*	*
Subtotal Budget 2009 measures		9	(44)
Total		(178)	(269)

(1)	Legislation necessary to enact these measures received royal assent on March 12, 2009.
(2)	ENERGY STAR® mark is administered and promoted in Canada by Natural Resources Canada and is registered in Canada by the United States Environmental Protection Agency.
*	Denotes measures that have no material impact on the status quo revenue forecast for provincial revenue.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Tax Measures — Supplementary Information

For more details on tax changes see: www.sbr.gov.bc.ca/msbr/budget/budget.htm

September Update 2009

Income Tax Act

Basic Personal Amount Tax Credit

Effective January 1, 2010, the basic personal amount tax credit is increased to $11,000 from the 2009 amount of $9,373, an increase of $1,627. In addition, the spouse and equivalent to spouse credits will be increased by $1,627 above the 2009 amounts. This measure will reduce provincial personal income taxes payable by up to about $72 for all single taxpayers and by up to $147 for taxpayers claiming a spouse or equivalent to spouse credit.

Corporate Income Tax Small Business Threshold

The maximum amount of taxable income to which the small business corporate income tax rate may be applied, or the “business limit”, is increased to $500,000 from $400,000 effective January 1, 2010. Corporations will pro-rate their business limits based on the number of days in the taxation year before and after January 1, 2010.

This measure will save eligible corporations up to $8,000 starting in 2010.

Basic Training Tax Credit

As announced on April 7, 2009, effective July 1, 2009, the basic training tax credit for employers is doubled. Prior to this change the basic tax credit was calculated as 10 per cent of wages paid to an eligible apprentice up to a maximum of $2,000 per year. After this change, the credit is calculated as 20 per cent of wages paid to an eligible apprentice up to a maximum of $4,000 per year.

BC Mining Flow-Through Share Tax Credit

The BC Mining Flow-Through Share Tax Credit is extended for an additional year to the end of 2010.

Carbon Tax Act

Renewable Fuels

The Greenhouse Gas Reduction (Renewable and Low Carbon Fuel Requirements) Act that was introduced in 2008 includes a renewable fuel standard (RFS) that will be effective January 1, 2010. The RFS requires that the total volume of gasoline and diesel class fuels (i.e. light fuel oil) sold in the province contain an average of five per cent renewable fuel (e.g. ethanol and biodiesel). Renewable fuels are currently not subject to the carbon tax because they are carbon neutral over their lifecycle. That is, the CO2 produced from the combustion of these fuels was originally removed from the atmosphere by plants through photosynthesis.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Effective January 1, 2010, ethanol and biodiesel are subject to carbon tax and will be taxed as gasoline and light fuel oil (i.e. diesel fuel) respectively, but the carbon tax rates are reduced by five per cent to reflect the resulting reduction in carbon dioxide equivalent (CO2e) emissions.

Transitional provisions are provided for purchasers who entered into fixed-price contracts for ethanol or renewable diesel fuel where the contracts are entered into before September 1, 2009 and specify a specific amount to be delivered. Under the contract purchasers are eligible for a refund of the tax paid for the ethanol or renewable diesel fuel if the purchaser cannot recover the tax paid under the contract, and the fuel is delivered before July 1, 2010. There is no refund of tax paid for amounts in excess of the amount specified in the contract.

Natural Gas and Natural Gas Liquids

Effective January 1, 2010, the taxation of natural gas is clarified by removing the distinction between raw natural gas and marketable natural gas because both have the same CO2e emissions and are taxed at the same rate. In addition, two new fuels which are often found within raw natural gas, pentanes plus and gas liquids, are added to the list of taxable fuels to clarify the application of tax to these two products.

Non-Energy Uses of Fuel

Effective September 2, 2009, the exemption for non-energy uses of fuel is expanded to include petroleum coke when used as a reductant in the production of lead or zinc, and fuel when used as anti-freeze in a natural gas pipeline. These changes are consistent with the treatment of other non-energy uses of fuel.

Commercial Air and Marine Services

Effective July 1, 2008 amendments are made to the exemptions and refunds for fuel used by commercial air and marine services. The amendments:

•                  expand the exemptions and refunds to include fuel used for interjurisdictional flights that provide services, such as aerial surveying and photography, to the public for a fee.

•                  clarify the exemptions and refunds for fuel used by commercial marine services.

These amendments ensure tax is imposed on domestic emissions as intended.

Carbon Tax Act and Motor Fuel Tax Act

Various Technical Amendments

A number of technical amendments are made to provide greater clarity and certainty. The amendments:

•                  clarify eligibility for the exemption from the payment of security for sales between collectors who own and operate refineries in Canada;

•                  ensure taxpayers have the right to appeal decisions of the director consistent with other appeal rights under the Act;

•                  clarify the due date for annual returns; and

•                  clarify various other administrative measures.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Motor Fuel Tax Act

Renewable Fuels

Effective January 1, 2010, ethanol and renewable diesel fuel are taxed under the Motor Fuel Tax Act at the same rate as the fuel with which they are blended, or if sold as 100 per cent pure ethanol or biodiesel, as gasoline and diesel fuel, respectively.

The exemption for ethanol and biodiesel was provided as an incentive to increase their use in the province. The Renewable Fuel Standard (RFS) under the Greenhouse Gas Reduction (Renewable and Low Carbon Fuel Requirements) Act, which comes into effect on January 1, 2010, requires that the total volume of gasoline and diesel class fuels supplied in the province must contain an average of five per cent renewable fuels. With this requirement a tax incentive is no longer required.

Transitional provisions are provided for purchasers who entered into fixed-price contracts for ethanol or renewable diesel fuel where the contracts are entered into before September 1, 2009 and specify a specific amount to be delivered. Under the contract purchasers are eligible for a refund of the tax paid for the ethanol or renewable diesel fuel if the purchaser cannot recover the tax paid under the contract, and the fuel is delivered before July 1, 2010. There is no refund of tax paid for amounts in excess of the amount specified in the contract.

Social Service Tax Act

Lease Arrangements

Effective September 2, 2009, the Social Service Tax Act is amended to clarify the tax treatment of leased tangible personal property (TPP) that becomes real property. Related amendments are made to retain tax paid prior to September 2, 2009 to ensure the TPP is paid.

Assessment Act

Rates for Valuing Pipelines and Other “Continuous” Structures

For the 2010 taxation year, pipelines and other continuous structures (e.g. fibre optic cable, railway track) will be valued using the same rates that were used for the 2009 taxation year.

The intent of the Economic Incentive and Stabilization Statutes Amendment Act, 2008, was to avoid valuing properties at the peak of the market. The assessment changes under that Act met that intent for most properties, but did not have the intended effect for continuous structure properties due to the unique way they are valued. Maintaining the rates for continuous structures for an additional year ensures that continuous structure properties will not be valued at the peak of the market and so will be treated consistently with other property types.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Medicare Protection Act

Medical Services Plan Premiums

Effective January 1, 2010, Medical Services Plan premiums are increased by about six per cent and the Medical Services Plan premium assistance program is enhanced to reduce or eliminate monthly premiums for about 180,000 people.

Maximum monthly premium rates will increase by $3 per month for single persons and $6 per month for families.

By 2009/10, health care costs are projected to have risen 45 per cent since Medical Services Plan premiums were last increased in 2002. This year health care spending will increase by six per cent. Government intends to increase premiums annually by the percentage increase in health care spending.

Premium assistance is enhanced by increasing the adjusted net family income thresholds by $2,000 each (see Table 2.2). These changes will reduce revenue from the premium increase by $20 million annually. With the changes to premium assistance lower income individuals and families will pay less in premiums than they currently pay.

Table 2.2 Medical Service Plan Premium Assistance Changes
(Effective January 1, 2010)

	Per cent of
Level of	premiums	Adjusted net family income range*
assistance	payable	Before changes	After changes
1	0	$20,000 or less	$22,000 or less
2	20	$20,001 to $22,000	$22,001 to $24,000
3	40	$22,001 to $24,000	$24,001 to $26,000
4	60	$24,001 to $26,000	$26,001 to $28,000
5	80	$26,001 to $28,000	$28,001 to $30,000

* Adjusted net family income is used to determine the level of assistance and is defined as net income from an applicant’s (and spouse’s) income tax return, less $3,000, for each dependant (reduced by child care expenses claimed), $3,000 for each person in the family over age 65 and $3,000 for each person in the family who is disabled.

Table 2.3 shows the impact of these changes for a single person, a senior couple and a family of four at various income levels. For example, the adjusted net income of a senior couple with $34,000 annual income is $25,000. This couple will be eligible for the 60 per cent level of assistance and pay monthly premiums of $57.60 per month, or $691.20 annually, for a reduction of $460.80 per year.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Table 2.3 Examples of Medical Service Plan Premium Changes
(Effective January 1, 2010)

	Annual	Annual
	premiums	premiums
	before	after	Increase
Annual net family income	changes	changes	(Decrease)
Single
$20,000 or less	$0.00	$0.00	$0.00
$20,001 to $22,000	$129.60	$0.00	$(129.60)
$22,001 to $24,000	$259.20	$136.80	$(122.40)
$24,001 to $26,000	$388.80	$273.60	$(115.20)
$26,001 to $28,000	$518.40	$410.40	$(108.00)
$28,001 to $30,000	$648.00	$547.20	$(100.80)
Over $30,000	$648.00	$684.00	$36.00
Senior Couple
$29,000 or less	$0.00	$0.00	$0.00
$29,001 to $31,000	$230.40	$0.00	$(230.40)
$31,001 to $33,000	$460.80	$244.80	$(216.00)
$33,001 to $35,000	$691.20	$489.60	$(201.60)
$35,001 to $37,000	$921.60	$734.40	$(187.20)
$37,001 to $39,000	$1,152.00	$979.20	$(172.80)
Over $39,000	$1,152.00	$1,224.00	$72.00
Family of Four
$29,000 or less	$0.00	$0.00	$0.00
$29,001 to $31,000	$259.20	$0.00	$(259.20)
$31,001 to $33,000	$518.40	$273.60	$(244.80)
$33,001 to $35,000	$777.60	$547.20	$(230.40)
$35,001 to $37,000	$1,036.80	$820.80	$(216.00)
$37,001 to $39,000	$1,296.00	$1,094.40	$(201.60)
Over $39,000	$1,296.00	$1,368.00	$72.00

Hotel Room Tax Act

Funding for Tourism Marketing

Effective April 1, 2010, the Act is amended to redirect to the Ministry of Tourism, Culture and the Arts that portion of the tax revenue currently allocated to Tourism British Columbia. The change is made to ensure the promotion of tourism continues to receive adequate funding.

October 22 and November 1, 2008 Measures

Income Tax Act

Personal Income Tax Rates Reduced

As announced on October 22, 2008, the 3 per cent reduction in the rates for the two lowest income tax brackets that was legislated to take effect January 1, 2009 is made retroactive to January 1, 2008. Combined with the 2 per cent reduction in Budget 2008, this provides a $207 million reduction in 2008 taxes for British Columbians to help stimulate the economy. Taxpayers will see the benefit of the 3 per cent reduction when they file their 2008 tax returns.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Table 2.4 British Columbia Personal Income Tax Cut — Impact on Taxpayers (1)

		Reduction in tax for 2008
	2008 BC tax	2 per cent	3 per cent		Percentage
Taxable Income	before tax cuts	tax cut (2)	tax cut (3)	Total reduction	change in tax
$20,000	$233	$11	$17	$28	12%
$30,000	$1,015	$20	$35	$55	5%
$40,000	$1,654	$34	$56	$90	5%
$50,000	$2,455	$51	$83	$134	5%
$60,000	$3,270	$68	$111	$179	5%
$70,000	$4,085	$85	$139	$224	5%
$80,000	$5,134	$85	$139	$224	4%
$100,000	$7,642	$85	$139	$224	3%
$120,000	$10,582	$85	$139	$224	2%
$150,000	$14,992	$85	$139	$224	1%

(1) Calculated for a single taxpayer with wage income and claiming basic credits.

(2) Announced in Budget 2008.

(3) Announced on October 22, 2008.

Small Business Corporate Income Tax Rate Reduced

As announced on October 22, 2008, effective December 1, 2008, the small business corporate income tax rate is reduced from 3.5 per cent to 2.5 per cent. The small business corporate income tax rate had been reduced from 4.5 per cent to 3.5 per cent on July 1, 2008 and a further reduction to 2.5 per cent was planned by 2011. The accelerated tax rate reduction means a 44 per cent tax cut for small business in 2008.

Land Tax Deferment Act

Temporary Property Tax Deferment Program Introduced

As announced on November 1, 2008, effective for the 2009 and 2010 taxation years, a temporary property tax deferment program is introduced to allow homeowners who are experiencing financial hardship due to current economic conditions, and who have at least 15 per cent equity in their home, to defer their property taxes. Homeowners do not have to repay the taxes until their home is sold or transferred other than to a surviving spouse, but may repay the deferred taxes earlier if they choose.

Social Service Tax Act and Hotel Room Tax Act

Commission Rates Increased

As announced on October 22, 2008, effective for the November 2008 tax returns, the allowances paid to businesses for collecting and forwarding provincial sales tax and hotel room tax to the province is doubled. For amounts of tax collected above $333.33 per reporting period, the commission is now 6.6 per cent of the tax collected to a maximum of $198 per reporting period up from 3.3 per cent of tax collected to a maximum of $99 per reporting period.

Table 2.5 Commission Rates

Amount of tax collected for each reporting period	Commission amount
$0 - $22	Equal to tax collected
$22.01 - $333.33	$22
More than $333.33	6.6% of tax collected to a maximum of $198

September Budget Update – 2009/10 to 2011/12

Tax Measures

School Act

Industrial Property Tax Credit Introduced

As announced on October 22, 2008, effective for the 2009 and subsequent taxation years, an Industrial Property Tax Credit is introduced to reduce provincial school property tax on major industrial (class 4) and light industrial (class 5) properties by 50 per cent. The Industrial Property Tax Credit applies to British Columbia manufacturing, mining, forestry and other major and light industries.

Budget 2009 Measures

Income Tax Act

Dividend Tax Credit Rate Reduced

Effective January 1, 2010, the provincial personal income tax dividend tax credit rate applicable to ordinary dividends is reduced to 3.4 per cent from 4.2 per cent. This change maintains integration between the personal and corporate income taxes as a result of the December 1, 2008 reduction in the small business corporate income tax rate to 2.5 per cent from 3.5 per cent.

Income from Registered Disability Savings Plans (RDSP) Excluded from Benefit Calculation

Effective January 1, 2009, income from an RDSP is excluded from income for purposes of determining eligibility for the BC Sales Tax Credit. This income will also be excluded for purposes of Medical Services Plan premium assistance eligibility.

BC Mining Flow-Through Share Tax Credit Extended

As announced on December 5, 2008, the BC Mining Flow-Through Share Tax Credit is extended to the end of 2009.

General Corporate Income Tax Rate Reduced

As proposed in the 2008 Revenue Neutral Carbon Tax Plan, the general corporate income tax rate is reduced from 11 per cent to 10.5 per cent effective January 1, 2010 and to 10 per cent effective January 1, 2011.

Film Tax Credits Expiry Dates Removed

Expiry dates for the film tax credits are removed. The additional basic tax credit rates of 5 per cent for the Film Incentive BC and 7 per cent for the Production Services Tax Credit were legislated to expire in 2009. The basic, additional, regional, distant location, film training and digital animation and visual effects tax credits for the Film Incentive BC and Production Services Tax Credit were legislated to expire in 2013.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Film Incentive BC Eligibility Expanded

As announced on December 18, 2008, the requirement that a corporation be BC-controlled to be eligible for the Film Incentive BC tax credit is removed for productions with principal photography starting on or after January 1, 2009. This will allow Canadian-controlled eligible production corporations to qualify.

Corporation Capital Tax Act

Corporation Capital Tax Base Clarified

Effective for taxation years beginning on or after October 1, 2006, the capital tax base is amended to include accumulated other comprehensive income. This income is required to be shown as a separate item on a corporation’s balance sheet resulting from accounting changes made in 2006.

International Financial Activity Act

90 day Amalgamation Notification Rule Relaxed

The rule requiring the commissioner to be notified of an amalgamation between a registered and a non-registered corporation within 90 days of the amalgamation is amended to give the commissioner discretion to accept late notifications.

Intellectual Property Expanded

Effective April 1, 2009, the list of eligible patents is expanded to include patents relating to wastewater treatment and fuel cell technology.

Meaning of Non-resident Person Clarified

Effective September 1, 2004, the Act is amended to clarify that a non-resident person excludes a business carried on in Canada by that non-resident person.

Review Initiated

As required under the International Financial Activity Act, the government has initiated a review of the program. The review will examine program objectives and opportunities for improvement and streamlining.

Logging Tax Act

Logging Tax Remission

Effective for taxation years ending after December 2008, a partial remission of the logging tax is provided to corporations that cannot use the full amount of the logging tax credit under the Income Tax Act. The remission is provided to ensure that small business corporations with logging income can benefit from the reduction in the small business corporate income tax rate to 2.5 per cent from 3.5 per cent which is effective December 1, 2008.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Social Service Tax Act

Temporary Exemption for ENERGY STAR Residential Heating Equipment Extended

The exemption for ENERGY STAR qualified oil-fired forced-air furnaces, boilers, and air and ground-source heat pumps purchased or leased for residential use is extended to March 31, 2011.

Temporary Exemption for ENERGY STAR Qualified Windows, Doors and Skylights Extended

The exemption for ENERGY STAR qualified windows, doors and skylights is extended to March 31, 2011.

Temporary Exemption for Energy Efficient Residential Gas-Fired Water Heaters Extended

The exemption for residential gas-fired water heaters with an energy factor of 0.80 or greater is extended to March 31, 2011.

Temporary Exemption for Energy Efficient Commercial Boilers Introduced

Effective February 18, 2009, commercial boilers fired by natural gas or propane with a boiler input rating of at least 200,000 BTU/h are exempt if they:

•                  have a combustion efficiency of at least 90 per cent as described and tested in accordance with the following standards:

•                  for boilers with a boiler input rating under 300,000 BTU/h

•                  CAN/CSAP.207 “Testing Method for Measuring the Annual Fuel Utilization Efficiency of Residential gas-fired furnaces and boilers” of the Canadian Standards Association; or

•                  for boilers with a boiler input rating of 300,000 BTU/h or more:

•                  ANSI Z21.13-2004/CSA 4.9-2004 “Gas-Fired Low Pressure Steam and Hot Water Boilers” of the Canadian Standards Association or

•                  BTS-2000 Testing Standard, “Method to Determine Efficiency of Commercial Space Heating Boilers” of the Hydronics Institute Division of Air Conditioning, Heating and Refrigeration Institute.

This exemption expires March 31, 2011.

Temporary Exemption for Devices to Reduce Idling Introduced

Effective February 18, 2009, auxiliary power units, cabin heaters and engine heaters for trucks with a gross vehicle weight of at least 5000 kg are exempt until March 31, 2012. Use of these devices reduces fuel use and emissions as they reduce the need for trucks to idle.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Exemption for Aerodynamic Devices Expanded

Effective February 18, 2009, the exemption for certain aerodynamic devices that are designed to reduce wind resistance and improve the fuel efficiency of commercial tractor-trailers is expanded to include base flaps and boat tails. Labour charges to install these devices are also exempt.

Exemption for Equipment to Produce Energy from Ocean Currents, Tides and Waves Introduced

Effective February 18, 2009, equipment specifically designed to produce mechanical or electrical energy from ocean currents, tides or waves is exempt. Generators, wiring, controllers, monitors, pumps, tubing, floats, water fences, aids to navigation as defined in the federal Canada Shipping Act, 2001, and devices that convert direct current into alternating current are also exempt when sold with and as part of the specifically designed equipment.

Exemption for Production Machinery and Equipment Clarified and Expanded

The exemption for production machinery and equipment is clarified and expanded:

•             Effective February 18, 2009, the exemption is expanded to include, when used by manufacturers of tangible personal property other than electricity, transformers and converters, inverters, regulators, breakers and switches designed for use and used with transformers. This equipment is exempt if located within a qualifying manufacturing site, mine site, well site, natural gas processing plant or petroleum refinery and used exclusively to transmit or distribute electricity if more than 50 per cent of the electricity is used to power exempt machinery and equipment or as an integral component in a manufacturing process.

•             Effective February 18, 2009, the exemption is clarified with respect to machinery and equipment used to transmit or distribute tangible personal property (including electricity and heat generated by local government bodies and local government corporations). This machinery and equipment is exempt if it is located within a qualifying manufacturing site, mine site, well site, natural gas processing plant or petroleum refinery and is used primarily to transmit or distribute qualifying tangible personal property, raw materials, partially finished goods or similar items within the site, processing plant or refinery.

•             Effective February 18, 2009, the exemption is expanded to include materials used to repair, maintain, modify or assemble exempt machinery and equipment. Materials qualify for exemption if they are purchased by an eligible person and remain part of, or attached to, the machinery or equipment after the repair, maintenance, modification or assembly. Examples of materials that may qualify for exemption include sheet metal and electrical wiring.

•             Effective July 31, 2001, the exemption is clarified to include machinery or equipment used to generate heat only if the generation of heat is one step in an activity to:

•             fabricate or manufacture tangible personal property to create a new product that is substantially different from the material or property from which it was made,

September Budget Update – 2009/10 to 2011/12

Tax Measures

•             process tangible personal property by performing a series of operations or a complex operation that results in a substantial change in the form or other physical or chemical characteristics of the tangible personal property, or

•             extract or process minerals, petroleum or natural gas.

Exemption for Bona Fide Farmers Expanded

Effective February 18, 2009, bona fide farmers are exempt from PST on purchases of egg packing equipment and refrigeration equipment used for cooling or cold storage of farm products. To qualify for exemption, this equipment must be acquired and used solely for a farm purpose.

Exemption for Prescription Drugs and Vaccines Expanded and Clarified

Effective February 18, 2009, the following are exempt:

•             drugs listed on Schedule I or Schedule IA and vaccines listed on Schedule II of the Drug Schedules Regulation under the Pharmacists, Pharmacy Operations and Drug Scheduling Act, and

•             vaccines listed on Schedule A of the Veterinary Drug and Medicated Feed Regulation, under the Pharmacists, Pharmacy Operations and Drug Scheduling Act.

With this change, prescription drugs and vaccines for human and animal use no longer need to be sold on the prescription of an eligible medical practitioner to qualify for exemption. Therefore, medical service providers, medical clinics and public health units may purchase prescription drugs and vaccines for use in providing medical services (i.e. immunizations) exempt from tax. Medications not listed on those schedules or exempt under existing provisions for patent medicines or pain relievers continue to require a prescription to qualify for exemption.

Effective February 18, 2009, the definition of “prescription” is also updated to recognize that in addition to physicians, dentists and veterinarians, other practitioners such as midwives, nurse practitioners and pharmacists are authorized to prescribe certain medications.

Concept of “at another person’s expense” Clarified

Retroactive to January 1, 2000, the Act is amended to clarify the concept of “at another person’s expense”. These changes ensure that tax is payable on transactions where property, services or rights are acquired for use by one person at another person’s expense.

Motor Fuel Tax Act

Alternative Motor Fuel Classification for Hydrogen Fuel Provided

Effective February 18, 2009, hydrogen fuel is classified as a Category 1 alternative motor fuel and exempt from motor fuel tax provided that:

•             the hydrogen is purchased for use in a fuel cell vehicle, and

•             the hydrogen is not produced by electrolysis using coal-generated electricity, unless the carbon dioxide emitted as a result of the process is captured and stored or captured and sequestered.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Tobacco Tax Act

Tobacco Tax Rates Increased

Effective February 18, 2009, the tax rate on cigarettes is increased to $37.00 from $35.80 per carton of 200 cigarettes, and the tax rate on fine-cut tobacco is increased to 18.5 cents per gram from 17.9 cents per gram. The new rates are consistent with the rates in Alberta.

Home Owner Grant Act

Threshold for Home Owner Grant Phase-out Maintained at 2008 Level

For the 2009 taxation year, the threshold for the phase-out of the home owner grant is maintained at the 2008 level of $1,050,000. Consistent with longstanding government policy, the home owner grant threshold is set so that more than 95 per cent of homeowners are eligible for the full grant. Given the assessment changes for 2009 announced on November 1, 2008, no adjustments to the threshold are required for 2009 to meet this policy objective.

For properties valued above the threshold of $1,050,000, the grant is reduced by $5 for every $1,000 of assessed value in excess of the threshold. The basic grant is eliminated for properties valued at $1,164,000 and above. The additional grant, available to seniors, veterans and the disabled, is eliminated for properties valued at $1,219,000 and above.

School Act

Provincial Residential School Property Tax Rates Set

For the 2009 taxation year, average residential school property taxes before application of the home owner grant will increase by the 2008 provincial inflation rate. This rate setting policy has been in place since 2003.

Provincial Non-Residential School Property Tax Rates Set

A single province-wide rate is set for each of the nonresidential property classes. The rates for 2009, except the rate for the major industry property class, will be set so that non-residential school tax revenue will increase by inflation plus new construction. The rates will be set when revised assessment roll data are available.

Taxation (Rural Area) Act

Provincial Rural Area Property Tax Rates Set

A single rural area residential tax rate applies province-wide. For the 2009 taxation year, average residential rural area taxes will increase by the 2008 provincial inflation rate.

Non-residential rural area tax rates will be set so that total non-residential rural area tax revenue will increase by inflation plus new construction.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Harmonized Sales Tax

On July 23, 2009, the government of British Columbia announced that it intends to harmonize the Provincial Sales Tax (PST) with the federal Goods and Services Tax (GST) effective July 1, 2010. The Harmonized Sales Tax (HST) will combine a seven per cent BC rate with the five per cent federal GST for a combined HST rate of 12 per cent.

“In what is arguably the most important provincial tax reform measure in a generation, the B.C. government has announced that it will harmonize the Provincial Sales Tax (PST) with the federal Goods and Services Tax (GST), effective July 1, 2010. For anyone keen to see a more productive and globally competitive B.C. economy, this is welcome news. Canadian public finance experts have long called for precisely this kind of tax change.”

•  Business Council of British Columbia

Benefits of a Harmonized Sales Tax

The introduction of the harmonized sales tax is the single biggest thing that the government can do to improve British Columbia’s economy. It is an essential step to make BC businesses more competitive, encourage billions of dollars in new investment, improve productivity, and reduce administrative costs for BC taxpayers and businesses. Most importantly, this will create jobs and generate long-term economic growth that will in turn generate more revenue to sustain and improve crucial public services.

“Provincial retail sales taxes (RSTs) are outdated and inefficient. They impose a significant tax burden on new business investment and increase the day-to-day operating costs of Canadian businesses. Unlike the Goods and Services Tax (GST), under which businesses receive a credit for the sales tax they pay on their inputs, these costs are subsequently embedded in the prices consumers pay for goods and services. Ultimately, this makes our businesses less competitive, reduces employment and lowers the standard of living for Canadians. Modernizing these harmful taxes by implementing a value-added tax structure harmonized with the GST is the single most important step that provinces with RSTs could take to stimulate new business investment, create jobs and improve Canada’s overall tax competitiveness.”

•  Government of Canada, Budget 2009: Canada’s Economic Action Plan

Improved Productivity and Investment

Economic experts have argued that BC is underperforming in productivity levels compared to its main competitors. Businesses in British Columbia currently pay an estimated $1.9 billion annually in PST on their business purchases, the cost of which is built into the price of their goods and services. This embedded PST makes goods and services more expensive, both for BC consumers and in export markets, and reduces our competitiveness. As such, the PST on business inputs represents a serious drag on productivity, investment, competitiveness, and job creation.

The HST removes tax from business inputs and reduces the cost of investment. By removing a large impediment to investment, the HST will create an incentive for businesses to increase investment in their operations, hire more employees and pay higher wages.

One way to measure the impact of tax on investment is through the Marginal Effective Tax Rate on new business investment.(1) This concept measures tax that would apply to an additional dollar of investment in capital goods, such as machinery and equipment. Moving to an HST system will reduce BC’s Marginal Effective Tax Rate from 26.4 per cent to 15.7 per cent when fully implemented, a reduction of over 40 per cent.

The following chart compares BC’s Marginal Effective Tax Rate under both the PST and the proposed HST once fully implemented with select other provinces and the average for Canada, the US and the Organisation for Economic Co-operation and Development (OECD) countries.

(1)          The Marginal Effective Tax Rate (METR) is a comprehensive indicator of the impact of the tax system on investments. It includes the impact of all taxes which influence the net return on capital invested, including corporate income taxes, sales taxes and capital taxes.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Marginal Effective Tax Rates on New Business Investment after Harmonization Fully Implemented

Source: Marginal effective tax rates for Canada and BC prepared by the BC Ministry of Finance and the Department of Finance Canada. Estimates for other jurisdictions are from the 2008 federal budget, the 2009 Ontario budget and The Economic and Financial Profile of Quebec – 2009 Edition. The estimates are net of investment tax credits and exclude property taxes. Excludes resource and financial sectors and tax provisions related to research and development.

The chart shows that, at present, BC has significantly higher Marginal Effective Tax Rates than the average for Canada. With the HST, the rate for BC will fall below the Canadian average and, when fully implemented, will be slightly lower than Alberta and Ontario.

“It saves businesses money that can be reinvested in innovation, new technologies, productivity and environmental improvements, and the development of new markets — all of which are extremely important in rebooting the economy, securing jobs, and helping B.C. businesses make the investments that are required to compete and grow in global markets.”

•  Canadian Manufacturers & Exporters

Competitiveness

The value-added tax, or VAT, was designed to remove sales tax from business inputs and to avoid tax cascading (i.e. tax applying at multiple stages of production which results in tax being embedded or hidden in the price of goods and services). The first VAT was implemented by France in 1954. Since then, it has been adopted by more than 130 countries. No other tax innovation has spread so widely — or so rapidly.

According to the OECD, the VAT is now the most widespread general tax on consumption in the world. It is generally regarded as the most efficient form of taxation. The United States remains the only OECD country without a VAT. In Canada four provinces, Quebec, Nova Scotia, New Brunswick and Newfoundland and Labrador, have implemented a VAT. Ontario has announced its intention to implement a VAT on July 1, 2010.

In the European Union standard VAT rates range from a low of 15 per cent in the UK to a high of 25 per cent in Sweden and Denmark, with most rates in the 18 per cent to 22 per cent range. In Canada, the HST rates in the other provinces are generally 8 per cent for a combined federal-provincial HST rate of 13 per cent, compared to a rate of 12 per cent in British Columbia.

British Columbia has to sell its goods and services to the rest of the world to prosper and grow. To do so successfully we must compete with companies from the more than 130 countries and five Canadian provinces which have shifted to a value-added tax. Unless BC moves to an HST, all of these jurisdictions will have a competitive advantage over BC. Moving to a value-added tax such as the HST is necessary to keep BC competitive in a global economy.

“Within the context of the current business tax regime, there are two relatively “simple” things that the western provinces can do... to improve the taxation of business income and the competitiveness of their tax regimes (as measured by the METR). The first is to reduce corporate income tax rates. The second is to harmonize provincial sales tax systems with the federal GST.”

•  Canada West Foundation

“Harmonization eliminates most of the provincial taxes on business inputs generating cash flow that will stimulate business and become a permanent stimulus to the economy. Harmonizing the taxes will cut paperwork and compliance costs to industry making B.C companies more competitive. This change will attract investment and create jobs throughout B.C.”

•  B.C. Road Builders & Heavy Construction Association

Simplification and Administrative Savings for Business and Government

With a single HST rate, one substantially harmonized tax base, and one set of administrative rules instead of the duplication that currently exists

September Budget Update – 2009/10 to 2011/12

Tax Measures

with two different taxes — the GST and the PST — compliance costs for British Columbia businesses are expected to fall by about $150 million annually. When fully phased in, British Columbia will also save about $30 million annually in administrative costs because the federal government will administer the HST at no cost to the province.

“Creating a single value-added tax reduces the complexity for business operators and eliminates the burden of collecting and administering the sales tax. This new approach will result in lowered operating costs that can, in turn, be reinvested in our province.”

•  Mining Association of British Columbia

“Harmonization will result in a simpler and more efficient tax system for B.C. businesses. This will help smaller retailers in particular, who find administering two separate tax systems difficult and costly.”

•  Retail Council of Canada

“This is a terrific move by the B.C. government to improve the economy and great news for British Columbians. For business, it means having to manage the administration of just one tax system rather than two. That saves time and money, and these days that’s very good news for every business, including ours.”

•  New Car Dealers Association of BC

“Harmonization will reduce compliance costs for businesses, save consumers money, maintain the province’s competitive position within Canada, reduce barriers to doing business interprovincially, improve productivity, and reduce administrative costs for government. We have been calling for harmonization for several years. Given the current economic climate - and Ontario’s recent move to harmonization - there is no better time than now to take this important step.”

•  Institute of Chartered Accountants of British Columbia

Removal of Embedded Tax

Under the current PST system, taxes are paid at every step in the creation of a product and passed on to consumers. Businesses pay PST on their inputs (i.e. the goods and services they buy to produce or provide consumer products and services) and this tax becomes part of, or is “embedded in”, the selling price of the product or service. Consumers then pay tax on the final purchase price which includes the embedded tax.

Under an HST system, embedded tax is removed and savings can be passed on to consumers. Businesses providing taxable goods and services are able to recover the HST they pay on their goods and services through the use of input tax credits (ITCs) and as a result do not have to pass on those costs to consumers. The ability to recover the HST will result in the removal of embedded tax from the price of BC goods and services.

The following illustrative example shows how PST paid on some of the many taxable purchases made by businesses at various stages in the production and distribution chain is hidden in the cost of a very simple made-in-BC product: a 2x4 piece of lumber.

In the short term, consumers will face higher prices for some goods and services. However, consumers will benefit as the embedded tax is removed and prices are reduced. A study about HST reform in the Atlantic harmonized provinces showed that savings from reducing tax on business inputs were passed along to consumers.(2)

(2)          Smart, Michael, “Lessons in Harmony: What Experience in the Atlantic Provinces Shows about the Benefits of a Harmonized Sales Tax,” C.D. Howe Institute Commentary, no. 253 (July 2007).

September Budget Update – 2009/10 to 2011/12

Tax Measures

“This measure saves business money and reduces government expenditures while providing protection for those on low-incomes. In addition to these savings the consumer will also be a winner as business will pass the savings they make, such as $150 million annually in compliance costs alone, onto the consumer in the form of lower prices.”

•  BC Chamber of Commerce

Job Creation

Major industries such as forestry, mining, oil and gas, and transportation provide thousands of jobs for rural and remote communities. BC’s resource and manufacturing sectors will benefit significantly from the HST as their business inputs will no longer be taxed. When those industries are strong, they support other community based industries such as retail and other service industries.

The HST is good for business and ultimately for the people who work in those businesses because it means that BC will be an attractive place for investments to create long-term stable employment. In the long run, the HST will lead to increased economic growth and prosperity. This is in the best interest of all British Columbians and is the right policy for the future of the province.

“That’s an example where a policy change like this can improve our capital costs and therefore lead to more investment, which should lead to better service, more competition, [and] more jobs.”

•  TELUS

“Harmonization will have a significant and positive impact on agriculture overall, and is consistent with what our members have been calling for.”

•  BC Agriculture Council

“Those regions that have introduced a value-added tax (like the HST) see increases in productivity and investment, and for our industry that means levelling the playing field with our competitors and providing us with an opportunity to invest in and maintain wealth-creating, high-paying jobs.”

•  Coast Forest Products Association

BC’s Harmonized Sales Tax

The HST is the single harmonized value-added tax that will replace the GST and PST in British Columbia on July 1, 2010. The seven per cent PST and the eight per cent hotel room tax will be eliminated and a seven per cent BC rate will be added to the five per cent federal GST for a combined HST rate of 12 per cent.

The provincial portion of the HST will apply to those goods and services currently subject to GST, except for the items eligible for a point of sale rebate. Although there will be GST on these items, the BC portion of the HST will not apply. Goods and services that are exempt from GST will be exempt from HST.

Under a harmonized sales tax, most businesses are able to claim input tax credits for the HST they pay, effectively recovering the tax they pay on their business inputs. Businesses making taxable or zero-rated supplies can deduct the amount of HST they pay from the total amount they remit to government. This deduction is called an input tax credit or ITC. The result is that most businesses do not end up paying any HST so there is no HST embedded (or passed on to consumers) in the selling price of their products or services. If the business pays more HST than it collects from its customers, it can claim a refund.

Under the GST and HST, there are three different ways that goods and services are treated: they are either taxable, exempt or zero-rated.

Taxable

•                  Most goods and services are taxable, which means that HST is charged on the supply of those goods and services.

•                  Businesses making taxable supplies can claim input tax credits to recover tax paid on inputs used in making those supplies.

•                  Examples: cars, clothing, furniture, haircuts.

Exempt

•                  Consumers do not pay HST on exempt items (i.e. businesses or people making exempt supplies do not charge HST).

September Budget Update – 2009/10 to 2011/12

Tax Measures

•                  Those making exempt supplies cannot claim input tax credits to recover tax paid on inputs used in making those supplies.

•                  Examples: health and dental services, financial services, long-term residential rental accommodation, child-care services, educational services.

Zero-rated

•                  Consumers do not pay HST on zero-rated items (i.e. they pay a 0 per cent tax rate).

•                  Those making zero-rated supplies can claim input tax credits to recover tax paid on inputs used in making those supplies.

•                  Examples: basic groceries, prescription drugs, medical devices, exports.

New Flexibility for HST Provinces

Recently the federal government provided new flexibility to provinces which implement an HST. BC will use all of this flexibility to design a tax that meets BC’s unique needs.

BC HST Rate

Provinces are now able to choose the tax rate for the provincial portion of the HST, rather than adopting the eight per cent rate used by all other HST provinces. BC’s HST will have a seven per cent provincial rate and a five per cent federal rate for a combined HST rate of 12 per cent, the lowest rate of all HST provinces.

The provincial rate in all other provinces with a harmonized sales tax — Ontario (proposing to implement effective July 1, 2010), New Brunswick, Newfoundland and Labrador, and Nova Scotia — is 13 per cent. Quebec has a similar value-added tax that is administered provincially and when combined with the GST has an effective tax rate of 12.875 per cent, rising to 13.925 per cent on January 1, 2011.

BC HST Point of Sale Rebates

A point of sale rebate of HST is similar to a PST exemption in that it is an instant rebate of tax — the purchaser does not pay the seven per cent provincial portion of the HST on the item. The purchaser will only pay the five per cent federal portion of the HST at the time of purchase.

Currently, HST provinces are able to provide point of sale rebates for books. The new flexibility provided by the federal government will allow provinces to provide point of sale rebates for additional items. Under the Memorandum of Agreement with the federal government, BC is able to designate a limited number of provincial point of sale rebates, the total value of which cannot exceed five per cent of the estimated GST base in British Columbia.

BC will provide point of sale rebates for the provincial portion of the HST on motor fuels, books, children-sized clothing and footwear, children’s car seats and car booster seats, diapers and feminine hygiene products.

The point of sale rebate for motor fuels will include gasoline, ethanol, diesel and biodiesel when used in motor vehicles as well as locomotive fuel used for trains, marine diesel used for boats, and aviation fuel and jet fuel used for aircraft. Propane, natural gas and hydrogen will not be eligible for the point of sale rebate.

Most businesses are able to recover any HST they pay on motor fuels through input tax credits, so this rebate will primarily benefit British Columbia families and individuals. Gasoline and diesel will continue to be subject to motor fuel taxes, which raise revenue for highway development and maintenance, and to British Columbia’s carbon tax which is specifically designed to send a consistent long term price signal to consumers so that they will make the choices required to reduce their fossil fuel use and emissions.

Temporary Restriction of Input Tax Credits

Similar to the restrictions on input tax credits (ITCs) that currently exist in Quebec and are being proposed by Ontario, large businesses with annual taxable sales in excess of $10 million and financial institutions will have their ITCs on certain items temporarily restricted. The restriction will only

September Budget Update – 2009/10 to 2011/12

Tax Measures

apply to the provincial portion of the HST. Items for which ITCs will be restricted include energy, except where purchased by farmers or used to produce goods for sale; telecommunications services other than internet access and certain toll-free numbers; road vehicles weighing less than 3,000 kilograms (and parts and certain services); and certain hospitality costs.

ITCs on these items will be restricted for up to the first five years and then phased in over the following three years. If the fiscal situation permits, ITCs may be phased in sooner. Businesses subject to the restriction will still be able to claim ITCs in relation to HST paid on all other business inputs.

ITCs will not be restricted for any items purchased for re-sale, such as auto-dealer vehicle inventory or electricity or natural gas purchased for re-distribution by a utility.

Rebates for Municipalities, Charities and Qualifying Non-profit Organizations

BC will provide a partial rebate of the provincial portion of the HST for municipalities, registered charities and qualifying non-profit organizations that generally provide exempt services and therefore do not qualify for ITCs.

The rebates reflect the fact that these entities currently pay a certain amount of direct and embedded PST and will be set to protect the sectors from paying additional tax. The rebates of the provincial portion of the HST will, on average, ensure these entities will not pay any more provincial HST after harmonization than they currently pay in PST.

To determine the percentage rebate for entities in each sector, the estimated total amount of PST paid by the sector was subtracted from the estimated total amount of provincial HST that would be paid by the sector after harmonization (total BC HST minus total PST = incremental tax due to harmonization). This net amount was divided by the estimated total provincial HST to arrive at the rebate level.

To illustrate, if a sector currently pays an estimated total of $1 million in PST and is expected to pay a total of $2 million in provincial HST after harmonization, the incremental tax increase due to harmonization would be $1 million. To determine the rebate level, the incremental tax increase is divided by the total estimated provincial HST. Therefore, the rebate for this sector will be 50 per cent of provincial HST paid. This rebate level ensures that, on average, no additional tax is paid due to harmonization.

Using this methodology, BC will provide a rebate of 75 per cent of the provincial portion of the HST for local government entities that qualify for the federal municipal GST rebate and a rebate of 57 per cent of the provincial portion of the HST for registered charities and qualifying non-profit organizations that qualify for the federal GST rebate for these entities.

The rebates will be administered by the Canada Revenue Agency, in a manner consistent with the current administrative practice for the GST.

New Housing Rebate

The HST will only apply to “new” housing; used housing will not be subject to HST.

BC will provide a rebate for new housing to ensure that, on average, purchasers of new homes up to $400,000 will not pay any more provincial tax due to harmonization than is currently embedded as PST in the price of a new home. Purchasers of new homes above $400,000 will be eligible for a rebate of $20,000 (i.e. a rebate on the first $400,000 of value). The rebate will be available whether the new housing is to be owner occupied or rented.

Current System

New housing is not directly subject to PST (i.e. a purchaser of a new home does not pay PST on the purchase price). However, builders have to pay PST on most construction materials (e.g. wood, cement, plaster, nails, etc.) that are used to build a home. This PST is part of the cost of building the home and is included (or “embedded”) in the total selling price of the home. It is estimated that the embedded PST in new homes in British Columbia is — on average — equal to at least two per cent of the price.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Harmonized System

Unlike with the PST, under the HST there will not be embedded tax in the cost of new homes because builders, like most other businesses, will recover any HST they pay on their materials through input tax credits. Without a rebate, the provincial tax on new homes would effectively increase from about two per cent on average (current embedded PST) to seven per cent (provincial portion of HST).

To ensure purchasers of new homes up to $400,000 will pay no more tax on average than under the current PST, BC will provide a new housing rebate. The rebate will be 71.43 per cent of the provincial HST paid, up to a maximum rebate of $20,000. See Table 1.

Rebate rate calculation:

7% HST payable minus 2% embedded PST
7% HST

Rebate rate = 5/7 = 71.43% of provincial portion of HST paid, up to a maximum of $20,000.

Table 1 Total Sales Tax Payable on New Homes

	Current
Purchase	Embedded
price	PST of 2%	After Harmonization
		BC HST (7%)	$17,500
		Less new housing rebate	(12,500)
$250,000	$5,000	Net provincial HST	$5,000
		Less embedded PST	(5,000)
		Net impact on home buyer	$0
		BC HST (7%)	$28,000
		Less new housing rebate	(20,000)
$400,000	$8,000	Net provincial HST	$8,000
		Less embedded PST	(8,000)
		Net impact on home buyer	$0
		BC HST (7%)	$45,500
		Less new housing rebate	(20,000)
$650,000	$13,000	Net provincial HST	$25,500
		Less embedded PST	(13,000)
		Net impact on home buyer	$12,500

Other HST Related Relief

BC HST Low Income Tax Credit

The design of the GST, with tax relief for residential rent and basic groceries, helps to reduce the impact on low income individuals and families.

To further reduce the impact on low income individuals and families, BC will provide a new BC HST Credit along with the quarterly GST Tax Credit payments. The annual amount of the credit will be $230 per family member for individuals with incomes up to $20,000 and families with incomes up to $25,000. The credit will be phased out by four per cent of income above the thresholds. About 1.1 million British Columbians will benefit from the credit.

Increase to Basic Personal Amount – Personal Income Tax

Effective January 1, 2010, the basic personal amount tax credit will be increased to $11,000 from the 2009 amount of $9,373, an increase of $1,627. In addition, the spouse and equivalent to spouse credits will be increased by $1,627 above the 2009 amounts. This measure will reduce provincial personal income taxes payable by up to about $72 for all single taxpayers and by up to $147 for taxpayers claiming a spouse or equivalent to spouse.

BC Relief for HST Payable on Residential Energy

BC will provide a provincially administered rebate of the provincial portion of the HST on residential energy, similar to the existing PST exemption for energy purchased for residential use, to reduce the impact of the HST on consumers. It is estimated that this provincial rebate will save consumers over $200 million annually.

Impact on Consumers

Harmonization means three major changes for consumers. Consumers will:

1.               no longer pay embedded tax in the price of most goods and services;

2.               pay tax on goods that are currently exempt from PST; and

3.               pay tax on services that are currently exempt from PST.

The impact on consumers will vary depending on personal and family circumstances and spending patterns. For example, a person who buys mainly

September Budget Update – 2009/10 to 2011/12

Tax Measures

goods that are currently taxable under both the PST and GST will see very little change in their taxes payable but a person who consumes a lot of services will pay more in provincial HST than PST.

Table 2 provides some examples of what the impact of harmonization will be for various family types. These examples are based on consumer spending patterns from Statistics Canada’s Survey of Household Spending and show the direct sales taxes payable only. It is important to note that in moving to the HST consumers will no longer pay about $2 billion in PST passed on to them by business in the price of goods they buy.

Fiscal Impact

After taking into account the point of sale rebates for motor fuels and other items, the rebates for municipalities, charities and non-profits, the new housing rebate, the phase-in of input tax credits, the low income credit, the increase to the basic personal amount, tax relief for residential energy and other adjustment measures, harmonization is initially expected to be roughly fiscally neutral. See Table 3. This does not include the $1.6 billion in transitional funding that the federal government will provide to British Columbia.

The HST will remove a substantial amount of tax from business inputs which will enhance business competitiveness, investment, productivity and ultimately, prosperity. In future years, harmonization is expected to result in increased revenues because the HST is a more stable and robust revenue source than the PST and will contribute to enhanced economic growth. The HST will help position BC to take full advantage of the economic recovery and successfully compete in the future.

Related Tax Measures and Other programs

As a result of the implementation of the HST and the elimination of the provincial sales tax and the hotel room tax on July 1, 2010, the BC government will implement the following measures:

ICE and SEF Levies

The Innovative Clean Energy (ICE) levy is a 0.4 per cent sales tax on purchases of electricity, natural gas, fuel oil and grid-propane for non-transportation purposes to raise revenue to fund clean energy initiatives. The ICE levy currently raises about $25 million annually. The government will repeal the ICE levy with the implementation of the HST but will continue to fund the ICE Fund into the future with the budget reviewed annually to ensure it is funded in accordance with its mandate.

A battery levy of $5 is currently imposed on lead-acid batteries over two kilograms to raise revenue for the Sustainable Environment Fund (SEF) to help reduce waste and manage environmental protection. The levy currently raises about $5 million annually. The government will repeal the

Table 2 Impact of Harmonization on Individuals and Families Before Removal of Embedded PST (1)

		Single	Single				Senior
		individual	individual	Family of	Family of	Family of	couple
		with	with	four with	four with	four with	with
		$25,000	$80,000	$30,000	$60,000	$90,000	$30,000
		income	income	income	income	income	income
Sales tax changes (2)
•	Direct Provincial Sales Tax	(412)	(1,039)	(740)	(983)	(1,253)	(756)
•	Direct Harmonized Sales Tax	581	1,466	950	1,261	1,607	1,018
	Change in direct sales taxes payable	169	427	210	278	354	262
Personal tax measures related to harmonization
•	BC HST credit	(84)	—	(762)	—	—	(260)
•	Increase to basic personal and spousal credits	(72)	(72)	—	(144)	(144)	—
	Personal income tax impacts	(156)	(72)	(762)	(144)	(144)	(260)
	Net change in tax	13	355	(552)	134	210	2

(1)          Based on typical consumption patterns from the Survey of Household Spending. Does not include the savings to consumers from business no longer passing on their provincial sales tax to consumers through increased prices.

(2)          See Table A.3 for a detailed explanation of how these sales tax estimates are calculated.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Table 3 Estimated Net Fiscal Impact of Harmonization

(Estimates are shown as if changes were implemented for the full 2010/11 fiscal year)

Full year

BC HST revenues
BC HST revenue before rebates	$6,515
Point of sale rebates (books, motor fuels, children’s items, etc.)	$(325)
Rebates for municipalities, charities, non-profits	$(285)
New housing rebate	$(500)
Temporary denial of full input tax credits for large businesses*	$155
Net BC HST revenues	$5,560
HST related personal income tax relief
Provide BC HST low income credit**	$(227)
Increase basic personal amount to $11,000	$(173)
Relief for HST paid on residential energy	$(210)
BC revenues after HST related relief	$4,950
Net revenue reduction due to elimination of provincial sales tax***	$(4,990)
Net fiscal impact of harmonization	$(40)

* Temporary denial of full ITCs for up to 5 years only and then phased in over 3 years.

** The sales tax credit is incorporated into the BC HST credit.

*** Includes elimination of the provincial sales tax and hotel room tax, adjustments to liquor markups, ongoing funding for tourism initiatives, elimination of the motor fuel tax on propane, continuation of sales tax on private sales of used vehicles, elimination of the passenger vehicle rental tax and vehicle surtax, and elimination of the ICE levy and battery levy (ICE Fund and SEF continued as spending iniatives).

battery levy with the implementation of the HST but will continue to fund the SEF into the future with the budget reviewed annually to ensure it is funded in accordance with its mandate.

Passenger Vehicle Rental Tax and Motor Vehicle Surtax

A $1.50 per day Passenger Vehicle Rental Tax (PVRT) is imposed on short-term vehicle rentals to raise revenue for the Transportation Financing Authority (TFA) to help fund priority transportation projects. The PVRT currently raises about $14 million annually. The government will repeal the PVRT with the implementation of the HST. The TFA will manage this revenue shortfall through increased borrowing.

A sales tax rate of up to ten per cent is payable on motor vehicles over $55,000. The three per cent surtax rate will be eliminated with the introduction of the HST.

Motor Fuel Tax on Propane

Propane used in motor vehicles is currently subject to motor fuel tax at a rate of 2.7 cents/litre. As propane used in motor vehicles will not be eligible for the BC point of sale rebate of the provincial portion of the HST, an exemption from motor fuel tax will be provided with the implementation of the HST to help offset the impact of the HST.

Liquor Mark-ups

Currently liquor is subject to a PST rate of ten per cent. The reduction in the tax rate to seven per cent, BC’s provincial HST rate, would represent a reduction in liquor prices and a loss of revenue to the province. Liquor mark-ups will be adjusted to keep shelf prices constant. Restaurants and other licensed establishments will benefit from a seven per cent HST being applied on their mark-ups rather than the current ten per cent PST rate.

Tax on Private Sales of Used Vehicles

The province will retain a provincial sales tax on the private sale of used vehicles, aircraft and boats. These sales are currently subject to PST but not subject to GST and will therefore not be subject to HST. The provincial sales tax on these items will maintain current tax treatment.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Additional Hotel Room Tax

Taxes on hotels will decline by one percentage point. The eight per cent provincial hotel room tax will be replaced with the seven per cent HST. The province will extend the two per cent additional hotel room tax for eligible local governments until June 30, 2011, to allow for consultation with stakeholders and identification and analysis of options for the future.

Funding for Tourism Marketing and Resort Municipalities

Some of the revenue from the hotel room tax is currently dedicated to funding tourism marketing and resort municipalities. Tourism marketing currently receives three percentage points of the eight per cent tax while eligible resort communities, which must impose the additional local tax to qualify, receive a portion based on the importance of tourism to their local economies. Tourism marketing currently receives about $60 million annually while resort communities receive about $10 million. Although the hotel room tax will be eliminated with the introduction of the HST, funding for tourism marketing will continue and is included in the budget of the Ministry of Tourism, Culture and the Arts starting in 2010/11. Funding for resort communities will continue pending the outcome of the above noted consultations related to tourism development generally and the two per cent additional hotel room tax.

Vancouver Parking Sales Tax

A seven per cent sales tax is currently imposed on off-street parking in the Greater Vancouver Transportation Service Region on behalf of TransLink to help raise revenue for transit purposes. The sales tax on parking will be repealed with the implementation of the HST. Implications and options for TransLink related to the removal of the parking tax are being reviewed as part of the ongoing TransLink review.

Additional Information

Transition Rules for New Housing and Other Transactions

Transition rules relating to new housing are currently under development and will be released in the coming months. These rules will outline the tax application to new housing transactions that straddle the HST implementation date of July 1, 2010.

General transition rules relating to other transactions are also under development and will be released in the coming months.

Implementation of the HST

Implementation of the HST and related measures on July 1, 2010 is subject to the approval of the Legislature of British Columbia and the Parliament of Canada.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Revenue Neutral Carbon Tax

Revenue Neutral Carbon Tax

As required under Part 2 of the Carbon Tax Act the following tables show the Revenue Neutral Carbon Tax Report for 2008/09 and the Revenue Neutral Carbon Tax Plan for 2009/10 to 2011/12.

Material Assumptions and Policy Decisions

In both the report and the plan the forecasts of carbon tax revenue and the cost of tax reductions to return revenues to taxpayers are consistent with, and have the same underlying material assumptions and policy decisions, as the forecasts prepared for the September Update 2009. The only material assumption specific to the carbon tax report and plan is that the cost of the revenue reductions due to personal income tax rate cuts changes with changes in personal income tax revenues for each year.

Revenue Neutral Carbon Tax Report

Revenue neutrality means that tax reductions must be provided that fully return the estimated revenue from the carbon tax to taxpayers in each fiscal year. Table 1, Revenue Neutral Carbon Tax Report 2008/09, reports the carbon tax revenues and the cost of the tax reductions for the 2008/09 fiscal year. This report is based on the 2008/09 Public Accounts and replaces the report presented in February 2009 with Budget 2009.

Carbon tax revenues for 2008/09 are $306 million, down from the original estimate in Budget 2008 of $338 million. Reduced revenue is due to a number of factors including lower than estimated motor fuel consumption.

The tax reductions shown in Table 1 are those that were listed in the Revenue Neutral Carbon Tax Plan 2008/09 to 2010/11 presented in Budget 2008 and that reduce revenues in 2008/09. The personal tax measures are the low income climate action tax credit and the two per cent reduction in the rates for the first two personal income tax brackets. The business tax measures are the one percentage point reductions in each of the general and small business corporate income tax rates effective July 1, 2008.

Based on the most recent available data there are very small changes in the estimated cost of each tax reduction but the total reduction remains unchanged from the total presented in Budget 2008. The estimated reduction in provincial revenues as a result of the designated revenue measures is now $213 million for the personal tax measures and $100 million for the business tax measures for a total reduction of $313 million. Based on these revenue and tax reduction estimates, revenue neutrality has been met for 2008/09. In fact, the reduction in provincial revenue exceeds the $306 million in carbon tax revenue by $7 million. This tax report is based on actual carbon tax revenues for 2008/09 as reported in the 2008/09 Public Accounts.

Table 1 Revenue Neutral Carbon Tax Report 2008/09 (September Update 2009) (1)

2008/09
$millions

Carbon Tax Revenue	306

Reduction in provincial revenues due to designated measures (2)
Personal tax measures:
• Low income climate action tax credit effective July 1, 2008	(106)
• Reduction of 2 per cent in the first two personal income tax bracket rates effective January 1, 2008	(107)
Total personal tax measures	(213)

Business tax measures:
• General corporate income tax rate cut from 12% to 11% effective July 1, 2008	(65)
• Small business corporate income tax rate cut from 4.5% to 3.5% effective July 1, 2008	(35)
Total business tax measures	(100)

Total designated revenue measures	(313)

(1) Based on 2008/09 Public Accounts.
(2) Designated measures are those included in the carbon tax plan presented in Budget 2008.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Revenue Neutral Carbon Tax Plan

As required under the Carbon Tax Act Table 2 shows the Revenue Neutral Carbon Tax Plan for 2009/10 to 2011/12. This plan supplants the one introduced in February with Budget 2009.

The Revenue Neutral Carbon Tax Plan 2009/10 to 2011/12 shows carbon tax revenue and tax reduction cost estimates for the revenue measures designated as those that return the carbon tax revenues to taxpayers for 2009/10 to 2011/12.

The designated revenue measures include those presented in the first carbon tax plan in Budget 2008, measures introduced in October 2008 as part of the Economic Plan, measures included in Budget 2009 and the commitment to further reduce the small business corporate income tax rate to the lowest in Canada by April 2012. The October 2008 tax reduction measures include the acceleration to December 1, 2008 of the reduction in the small business corporate income tax rate to 2.5 per cent from 3.5 per cent, originally planned for 2011, and the Industrial Property Tax Credit for light and major industrial properties effective for the 2009 tax year. Measures announced in Budget 2009 are the following:

•                  increase the low income climate action tax credit by 10 per cent effective July 1, 2011;

•                  provide a Northern and Rural Homeowner benefit of up to $200 for homeowners in areas of the province outside the Capital Regional District, Greater Vancouver Regional District and Fraser Valley Regional District for the 2011 tax year;

•                  increase the Industrial Property Tax Credit to 60 per cent from 50 per cent for the 2011 tax year; and

•                  reduce school property taxes for land classified as farm by 50 per cent for the 2011 tax year.

Table 2 Revenue Neutral Carbon Tax Plan 2009/10 to 2011/12 (September Update 2009)

	2009/10	2010/11	2011/12
	$ millions

Carbon Tax Revenue(1)	557	748	955

Reduction in provincial revenues due to designated revenue measures:
Personal tax measures:
• Introduce low income climate action tax credit of $100 per adult and $30 per child effective July 1, 2008 increasing by 5% effective July 1, 2009	(151)	(150)	(150)
• Increase low income climate action tax credit by 10% effective July 1, 2011(2)	—	—	(12)
• Reduction of 5% in the first two personal income tax rates	(208)	(216)	(228)
• *Provide a Northern and Rural Homeowner benefit of up to $200(3)	—	(20)	(83)
Total personal tax measures	(359)	(386)	(473)

Business tax measures:
• General corporate income tax rate cut from 12% to 11% effective July 1, 2008, to 10.5% effective January 1, 2010 and to 10% effective January 1, 2011	(194)	(238)	(286)
• Small business corporate income tax rate cut from 4.5% to 3.5% effective July 1, 2008, to 2.5% effective December 1, 2008 and to 0% effective April 1, 2012	(202)	(161)	(191)
• Introduce Industrial Property Tax Credit of 50% of school property taxes payable by light and major industrial properties effective for the 2009 tax year	(54)	(55)	(57)
• *Increase the Industrial Property Tax Credit to 60% from 50%	—	(3)	(11)
• *Reduce school property taxes by 50% for land classified as “farm”	—	(1)	(2)
Total business tax measures.	(450)	(458)	(547)

Total designated revenue measures	(809)	(844)	(1,020)

(1)          The carbon tax applies to fossil fuels and combustibles at rates based on the CO 2 equivalent emission of each particular fuel starting at $10 per tonne effective July 1, 2008 and increasing by $5 per tonne each July 1st through 2012.

(2)          The 10% increase means the maximum annual low income climate action tax credit will increase to $115.50 per adult, from $105 per adult. plus $34.50 per child, from $31.50 per child, effective July 1, 2011.

(3)          Eligible homeowners are those in areas outside the Capital, Greater Vancouver and Fraser Valley regional districts. Based on the current forecast of carbon tax revenues for 2011/12 the Northern and Rural Homeowner benefit is expected to be $200 per homeowner.

*                 Proposed measures effective for the 2011 tax year.

September Budget Update – 2009/10 to 2011/12

Tax Measures

Carbon tax revenues for the 2009/10 through 2011/12 period are now forecast to be slightly lower than estimated when Budget 2009 was prepared. As shown in Table 2, revenue from the carbon tax and the cost of the tax reductions are now estimated to be $557 million and $809 million respectively for 2009/10. This means that the tax cuts are expected to exceed carbon tax revenues for 2009/10 by $252 million. Carbon tax revenues in 2010/11 are now estimated at $748 million while the tax cuts are estimated at $844 million. This means that the tax cuts in 2010 are expected to exceed carbon tax revenues by $96 million.

Table 2 shows that the cost of the tax cuts exceeds carbon tax revenues in 2011/12.

Under the Carbon Tax Act, the portion of the cost of the following tax reductions from the October 2008 Economic Plan that reduce revenues in 2008/09 cannot be counted as carbon tax returned to taxpayers for purposes of the Revenue Neutral Carbon Tax Report for 2008/09. The cost of these tax reductions for 2009/10 and future years is included in the Plan:

•                  acceleration of the three per cent cut in the first two personal income tax bracket rates from January 1, 2009 to January 1, 2008;

•                  acceleration of the small business corporate income tax rate cut to 2.5 per cent from 3.5 per cent effective December 1, 2008 rather than by 2011; and

•                  a new Industrial Property Tax Credit of 50 per cent of school property taxes payable for major and light industrial properties.

Although the portion of the cost of these tax cuts that reduce revenue in 2008/09 cannot be included in the calculation of revenue neutrality for purposes of the Revenue Neutral Carbon Tax Report 2008/09, the total tax reduction for taxpayers from these three measures is $149 million in 2008/09. As a result, if the value of these tax reductions which were introduced to return carbon tax revenue to taxpayers could be included in the report for 2008/09, the total tax reductions for taxpayers from the carbon tax in 2008/09 would be $462 million, or $156 million more than the carbon tax collected in that year.

September Budget Update – 2009/10 to 2011/12

Part 3: BRITISH COLUMBIA ECONOMIC REVIEW AND OUTLOOK(1)

Summary

•             The Ministry of Finance forecasts BC’s economy to contract by 2.9 per cent in 2009 and then to grow by 1.9 per cent in 2010 (see Chart 3.1).

•             The Ministry’s forecast has been downgraded significantly since Budget 2009, which expected BC’s real GDP to contract by 0.9 per cent in 2009 and then grow by 2.4 per cent in 2010.

•             BC’s economy is expected to return closer to historical levels of growth in the medium-term, due primarily to the anticipated recovery of US demand (particularly in the housing sector) and a gradual rise in commodity prices.

Chart 3.1 British Columbia’s economic outlook

Note: Forecasts from the July 2009 EFC for 2011-13 is the average annual growth rate for this period.

The Economic Forecast Council estimates that BC’s economy will contract by 2.3 per cent in 2009 and then see growth of 2.5 per cent for 2010. Over the medium-term (2011 to 2013), the Council projects BC’s annual average economic growth at 3.1 per cent. The Council downgraded its average forecast from Budget 2009 in February, when it projected BC’s real GDP growth at 0.0 per cent (or no growth) in 2009, 2.8 per cent in 2010 and 2.6 per cent for the years 2011 to 2013 (see Chart 3.2).

The Ministry of Finance’s outlook for BC in 2009 is 0.6 percentage points lower than the outlook provided by the Council. This greater-than-normal degree of prudence was incorporated in recognition of the downside risks to the forecast, due to the potential for a more severe and prolonged US recession than assumed.

The Ministry’s outlook for 2010 is lower as well, projecting 1.9 per cent real GDP growth compared to the Council’s 2.5 per cent. These 0.6 percentage points of prudence are greater than the 0.4 points included in the Budget 2009 forecast in February, due to the increased risk of a “double-dip” recession in 2010.

(1) Reflects information available as of August 10, 2009.

September Budget Update – 2009/10 to 2011/12

British Columbia Economic Review and Outlook

Chart 3.2 Economic Forecast Council lowers BC forecast from Budget 2009

BC Real GDP
Per cent change

Note: The EFC provided an average annual forecast for 2011 to 2013.

For 2011 to 2013, the Ministry’s forecast of 2.7 per cent real GDP growth is somewhat below the Council’s medium-term outlook of 3.1 per cent. A topic box at the end of Part 3 reports on the most recent Economic Forecast Council projections.

The BC forecast for 2009 reflects the ongoing economic weakness in the US and throughout the world, troubled global commodity and financial markets, as well as moderating domestic demand in BC. As this weakness threatens to continue for several years, risks to the Ministry’s current forecast are weighted somewhat to the downside. While the Ministry is projecting its estimate of the most likely economic scenario, its forecast acknowledges these significant downside risks, which include:

•    a more severe and prolonged US recession than assumed;

•    slower than anticipated global demand resulting in weaker demand for BC’s exports;

•    a Canadian dollar valued above the current forecast; and

•    further volatility in global financial and commodity markets.

British Columbia Economic Activity and Outlook

The performance of key BC economic indicators in recent quarters is presented in Table 3.1.

Table 3.1 British Columbia Economic Indicators

	First Quarter	Second Quarter		Year-to-Date
	Jan. to Mar. 2009	Apr. to Jun. 2009		Jan. to Jul. 2009
Data seasonally adjusted unless	change from	change from		change from
otherwise noted	Oct. to Dec. 2008	Jan. to Mar. 2009		Jan. to Jul. 2008
	Per cent change
Employment	-2.1	0.0		-2.6
Manufacturing shipments	-13.4	-3.6	*	-19.9	*
Exports	-18.4	-10.5	*	-18.0	*
Retail sales	-3.4	0.7	*	-8.9	*
Housing starts	-43.6	-8.6		-65.4	**
Non-residential building permits	-8.2	-16.6		-22.0	**

Note: * data available to May only;   ** data available to June only

September Budget Update – 2009/10 to 2011/12

British Columbia Economic Review and Outlook

Indicators of economic performance through the first few months of 2009 confirm that British Columbia’s economy remains entrenched in a period of weak activity compared to recent years. However, the monthly pace of decline in most major indicators has slowed relative to the final months of 2008 and early months of 2009, in which BC (and most of the world) entered a period of severe economic decline. Despite the recent stabilization, risks to BC’s economic outlook remain firmly weighted to the downside.

Table 3.2 summarizes the Ministry of Finance’s outlook for BC’s key economic indicators, while Tables 3.7.1 to 3.7.4 at the end of Part 3 provide additional detail on the economic forecast.

Table 3.2 Ministry of Finance Economic Forecast: Key Economic Indicators

				Forecast
	2008	2009	2010	2011	2012	2013
	Per cent change unless otherwise noted
British Columbia Economic Indicators
Real GDP	-0.3	-2.9	1.9	2.7	2.7	2.8
Nominal GDP	3.5	-5.0	3.5	5.0	5.1	4.9
Employment	2.1	-2.8	0.5	1.6	1.7	1.7
Unemployment rate (per cent)	4.6	7.9	8.3	7.8	7.3	7.0
Total net in-migration (thousands of persons)	61.6	47.0	49.1	50.5	50.7	51.4
Personal income	5.2	-1.0	2.1	3.8	4.5	4.5
Corporate pre-tax profits	2.2	-36.4	7.3	5.4	8.2	7.7
Housing starts (thousands of units)	34.3	13.5	17.3	21.4	25.2	28.3
Retail sales	0.3	-6.1	3.4	4.3	4.5	4.5

The Ministry of Finance forecasts BC’s economy to contract by 2.9 per cent in 2009 and then recover somewhat in 2010 to increase by 1.9 per cent. The anticipated weakness in 2009 is largely due to the sustained US economic downturn limiting demand for BC products, as well as ongoing volatility in global financial and commodity markets. Domestic demand, the central driver of BC’s economic growth in recent years, has slowed considerably due to weakened consumer confidence and tighter credit conditions. Further, the province’s export market – particularly the forestry sector – will likely continue to suffer along with the troubled US housing market.

Over the medium-term, the Ministry of Finance forecasts growth of 2.7 per cent in 2011, 2.7 per cent in 2012 and 2.8 per cent in 2013. This outlook is lower than the Economic Forecast Council’s medium-term projection (see Chart 3.1 for a comparison of Ministry and Council outlooks).

The Labour Market

Employment in British Columbia fell 2.6 per cent year-to-date to July 2009, compared to the first seven months of 2008. This translates to 60,500 fewer jobs relative to the same period of 2008, as full-time employment fell by 88,700 jobs and part-time employment rose by 28,200 jobs. However, the pace of employment losses has slowed following seven consecutive months of heavy declines between September 2008 and March 2009 — a period in which over 75,000 British Columbians lost their jobs. Further, the recent April to June quarter saw employment stabilize somewhat with a small increase of nearly 200 jobs.

September Budget Update – 2009/10 to 2011/12

British Columbia Economic Review and Outlook

The majority of job losses in the first half of 2009 came from the goods producing sector, namely in the manufacturing and construction industries. Employment declines since December 2008 pushed BC’s monthly unemployment rate up to 8.1 per cent in June 2009, the highest rate since September 2003. However, July 2009 saw a small decline in the unemployment rate to 7.8 per cent, as BC’s labour force contracted more rapidly than the 7,600 jobs that were lost on the month.

Outlook

The Ministry of Finance forecasts employment in British Columbia to decline by 2.8 per cent in 2009, or approximately 65,000 jobs. Employment growth is projected to resume in 2010, with an expected increase of 0.5 per cent, or 12,300 jobs. In the medium-term, employment is forecast to rise by about 1.7 per cent each year from 2011 to 2013. BC’s labour force is expected to increase by 0.7 per cent in 2009, resulting in the unemployment rate averaging 7.9 per cent on the year. The unemployment rate is forecast to rise further to 8.3 per cent in 2010 and then fall to average about 7.4 per cent over the medium-term.

Domestic Demand

Consumer Spending and Housing

Retail sales in BC fell by 8.9 per cent through the first five months of 2009 compared to the same period in 2008. Sales plunged during the final quarter of 2008 and first quarter of 2009, as the severe global economic downturn hampered consumer confidence and tightened credit conditions. However, monthly retail sales in BC have increased in three of the last five months, as confidence among consumers and businesses has slowly improved. During the first five months of 2009, major year-to-date losses in the retail sector have occurred in new and used vehicles, gas stations, home furnishing stores, home centres and hardware stores.

Chart 3.3 Slower retail activity in BC

Source: Statistics Canada

Housing starts in BC plummeted during the first half of 2009, averaging 13,333 annualized units — a decline of 65.4 per cent over the same period in 2008 (see Chart 3.4) . Major declines were observed in starts of both single and multiple units.

September Budget Update – 2009/10 to 2011/12

British Columbia Economic Review and Outlook

Residential building permits, a precursor of new housing activity, fell 62.6 per cent year-to-date to June (although month-over-month increases have been observed in this volatile series in April, May and June). The large year-to-date drop in the value of residential permits suggests that weak housing activity will likely continue through 2009.

Chart 3.4 BC housing starts well below recent years

Source: Canada Mortgage and Housing Corporation

The loss of confidence that took hold of BC homebuyers in late 2008 has subsided somewhat since the beginning of 2009. Although seasonally adjusted MLS home sales are down 22.2 per cent year-to-date to June 2009, month-over-month sales have seen significant increases since February. In June 2009, home sales reached 7,548 units — 29.1 per cent higher than June 2008. The average home price in BC is also down year-to-date to June 2009, with a price of about $413,000 through the first half of the year. This compares to about $470,000 in the first six months of 2008 — a reduction of 12.1 per cent. Although lower home prices and extremely low interest rates for mortgages have lured some homebuyers back to the housing market, levels of new building and purchasing activity in this sector remain substantially lower than in recent years.

Chart 3.5 Consumer confidence at low levels in BC and Canada

Source: Conference Board of Canada

September Budget Update – 2009/10 to 2011/12

British Columbia Economic Review and Outlook

Following the onset of the global financial crisis in 2008, consumer confidence among British Columbians dropped sharply over several months to reach record lows (see Chart 3.5). Rising unemployment, tighter credit conditions and uncertainty over the global economy all contributed to this decline. Since early 2009, however, consumer confidence in BC has slowly increased, suggesting that consumer activity could show some improvement in the coming months.

Outlook

The Ministry of Finance forecasts real consumption of goods and services to decline by 2.6 per cent in 2009, following growth of 2.8 per cent in 2008. Real consumer spending is forecast to improve in 2010, growing by 2.1 per cent, and to average 2.7 per cent growth per year in the medium-term. A sharp decline in retail sales is projected for 2009, with a drop of 6.1 per cent over 2008. Retail sales, however, are forecast to grow by 3.4 per cent in 2010 and by about 4.4 per cent each year from 2011 to 2013. Weakened confidence among BC consumers, combined with rising unemployment and tighter credit conditions, is expected to put downward pressure on personal consumption in the near-term.

As British Columbia’s housing sector gradually recovers from the crash it experienced in late 2008 and early 2009, housing starts are expected to remain lower than the high levels observed during the housing boom of the last few years. The Ministry of Finance forecasts housing starts to total approximately 13,500 units in 2009, which is a severe drop from the 34,300 starts observed in 2008. Starts are projected to reach 17,300 units in 2010 and to average about 25,000 units per year from 2011 to 2013.

Business and Government

Real business investment (including residential) increased by 1.1 per cent in 2008 — slightly lower than the 1.4 per cent observed in 2007. The main source of the 2008 increase was stronger investment in non-residential construction and in machinery and equipment offsetting weaker investment in residential construction.

Suggestive of further declines in the non-residential building sector going forward, the value of non-residential building permits, a leading indicator of non-residential investment, fell by 22.0 per cent year-to-date to June 2009. Gains in the value of institutional and government permits were offset by substantial declines in industrial and commercial permits.

The Vancouver non-residential building construction price index, a measure of costs facing the construction industry in Vancouver that includes labour, building material costs and profits, fell by 9.1 per cent through the first three months of 2009, compared to the same period in 2008. This follows annual growth of 8.8 per cent in 2008. Central 1 Credit Union, a private sector group that frequently examines BC’s construction industry, points out that overall construction costs began to fall in 2009 due to excess capacity in construction materials and services. Central 1 forecasts the decline in construction costs to continue through 2011.

Outlook

Real business investment (including residential) is forecast to fall by 9.9 per cent in 2009, as BC businesses adjust to the new economic climate following the 2008 downturn. Small gains from investment in non-residential construction and in machinery and

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equipment are projected to be offset by a 23.8 per cent drop in residential construction investment. However, renewed growth in business investment is expected in 2010, with investment in machinery and equipment and in non-residential construction posting modest gains. Further, investment in residential construction is projected to post a 10.8 per cent increase next year. Over the medium-term, total business investment in BC is projected to grow by approximately 4.5 per cent per year on average, with all major sectors making steady annual gains.

Due to the weaker economic outlook and low commodity prices through 2009, the Ministry of Finance expects corporate pre-tax profits to fall by 36.4 per cent on the year. Growth in corporate profits is projected to return the next year, with gains of 7.3 per cent in 2010 and 7.1 per cent in the medium-term.

With numerous government fiscal stimulus measures beginning in 2009, the combined real spending by the three levels of government (federal, provincial and municipal) on goods and services is expected to grow by 3.5 per cent during the year. Government spending is projected to hold steady in 2010 and then increase 1.7 per cent per year on average in the medium-term.

External Trade and Commodity Markets

The value of BC’s merchandise exports fell 18.0 per cent year-to-date to May compared to the same period in 2008. Driving this significant decline was a 26.9 per cent drop in forestry exports, as further weakness in the US housing market through the first five months of the year (combined with low lumber prices) continued to hamper demand for BC forest products. Declines were also observed in exports of energy products (due to the fall from last year’s surge in prices), industrial and consumer products, as well as automotive products and machinery and equipment.

Global commodity markets have experienced substantial volatility since mid-2008, with values of most commodities plunging in the latter months of 2008 and into 2009. Lumber prices began 2009 at very low values, with Western spruce-pine-fir (SPF) 2x4 prices averaging $151 US/000 board feet in January 2009. Prices have recovered somewhat through the first half of the year, with monthly values reaching $192 US/000 board feet in June. However, lumber prices have averaged just $168 US/000 board feet during the first seven months of 2009, which is 24.7 per cent lower than the $223 US over the same period in 2008.

Natural gas prices have also fallen significantly throughout 2009. After beginning the year at $5.07 C/GJ in January, natural gas plunged to hit $2.20 C/GJ in June, with daily prices below $2.00 C/GJ being observed. Prices averaged $3.33 C/GJ for the first half of 2009, much lower than the $7.48 C/GJ during the same period in 2008. High inventories and weaker demand due to the US economic downturn have contributed to the fall in prices since mid-2008.

Oil prices experienced remarkable volatility during 2008, as the West Texas Intermediate daily oil price reached as high as $145.31 US/barrel in July and fell as low as $33.17 US/barrel in December. Prices have recovered somewhat in 2009, reaching $72.69 US/barrel in June, but have not come anywhere near the towering values observed last year. The price of oil averaged $53.41 US/barrel for the first seven months of 2009.

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Metal and mineral prices have seen some recovery in their values following heavy decreases in the latter months of 2008. However, prices for most minerals during the first six months of 2009 are much lower than they were during the same period a year ago. This declining year-to-date trend can be observed in copper (down 48.2 per cent), silver (down 24.6 per cent), aluminum (down 49.3 per cent), lead (down 45.1 per cent) and zinc (down 38.6 per cent) .

Outlook

Real exports of goods and services are forecast to decrease by 7.1 per cent in 2009, following a loss of 6.8 per cent in 2008. Declining demand from the US for BC products combined with continued weakness in commodity prices are the central reasons for this year’s expected decrease. Positive real export growth is forecast to return in 2010, reaching 1.6 per cent on the year, with the expectation of a recovery in demand from the US and other areas. Over the medium-term, average annual growth of 3.4 per cent is anticipated for real exports.

Due to continued weakness in the US housing market, Western SPF lumber prices are expected to remain very low through 2009, averaging $176 US/000 board feet for the year, down from the $213 US that was assumed in Budget 2009. As the US housing market is expected to gradually recover after 2009, prices are forecast to average $200 US/000 board feet in 2010, $238 US in 2011 and $288 US in 2012. Lumber prices are projected to return to $300 US in 2013.

Based on private sector forecasts, natural gas prices are expected to strengthen from 2008/09 levels over the forecast period. Between 2009/10 and 2013/14, prices are forecast to rise from $3.51 C/GJ to $6.68 C/GJ.

The British Columbia goods and services export price deflator (the average price of BC goods and services exports) is forecast to drop by 6.2 per cent in 2009, largely due to the weak commodity prices expected through the balance of the year. The Ministry of Finance forecasts that the price of BC’s exports will decline slightly by 0.1 per cent in 2010 and then increase by an average of 4.0 per cent each year from 2011 to 2013.

Inflation

Consumer price inflation in British Columbia averaged 0.6 per cent through the first six months of 2009, as small increases in the inflation of non-durables and services were offset by continued price deflation in durable and semi-durable goods. Falling automobile prices pulled down inflation of durable goods while lower fuel prices provided downward pressure on semi-durables.

Outlook

Consumer price inflation in BC is forecast to be 0.6 per cent in 2009, as slower consumer spending this year is expected to put downward pressure on some prices. CPI inflation is forecast at 2.1 per cent in 2010 and at 2.1 per cent per year on average in the medium-term. The Canadian rate of inflation is expected to average 0.7 per cent in 2009 and 2.0 per cent in 2010. Over the medium-term, national CPI inflation is expected to be 2.0 per cent, in line with the Bank of Canada’s inflation target.

The harmonized sales tax, which will be introduced on July 1, 2010, will likely cause a slight increase in the inflation rate in the second half of 2010 and the first half of 2011.

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Risks to the Economic Outlook

The balance of risks to the current economic forecast is weighted somewhat to the downside. The most significant risks to the BC outlook include:

• a more severe and prolonged US recession than assumed;

• slower than anticipated global demand resulting in reduced demand for BC’s exports;

• a Canadian dollar valued above the current forecast; and

• further volatility in global financial and commodity markets.

External Outlook

United States

In the latter half of 2008, the US economy began to experience a period of dramatic economic instability. The fallout from the US housing market crisis — brought on by a period of intense speculation and dubious lending practices by American financial institutions — has left the US mired in a severe economic downturn. Millions of workers have lost their jobs, investors have lost trillions of dollars in equity markets, and several large and long-standing American companies have collapsed. With the globalized nature of the US financial system, the economic shocks from this crisis have been felt throughout the world, resulting in financial, industrial and employment losses in many nations.

Although the US economy remains deeply troubled, some signs of recovery have emerged in recent months. The Dow Jones Industrial Average, which shed nearly 4,000 points (over 30 per cent of its total value) between September 2008 and March 2009, has steadily gained about 1,500 points in the last four months. The US housing market has also shown signs of improvement in recent months, with monthly sales of existing homes slowly rising in April, May and June. Housing starts, despite being at half the levels observed a year ago, have also seen increases in May and June.

Since mid-2008, US policymakers have attempted to slow the financial meltdown by drastically lowering the intended federal funds rate, issuing income tax rebate cheques to all taxpayers as an incentive to increase consumer spending, purchasing troubled mortgage-backed assets from financial institutions as well as assuming partial ownership of some major banks. In addition, the new US administration has earmarked over a trillion dollars worth of fiscal stimulus to the economy through infrastructure spending and other initiatives. At this point, it is unclear how effective any of these policies have been or will be on improving the US economic outlook.

Following the 2008 collapse of the US housing market (as annual housing starts fell by a dramatic 32.9 per cent below 2007 levels), US housing starts have remained at extremely low levels. Through the first six months of 2009, starts averaged 534,000 annualized units — 48.5 per cent lower than the same period in 2008. Further, April’s value of 479,000 units was the lowest monthly pace on record, with records dating back to 1959. With sluggish demand for new homes due to rising unemployment, as well as tight credit conditions and weak prices for new and existing homes, a return to historical levels of homebuilding in the US may still be far off.

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Chart 3.6 US housing starts remain at very low levels

Source: US Census Bureau

American workers continue to face a bleak employment outlook, as job losses have been mounting since early 2008. The US economy has shed about 6.7 million jobs since December 2007, as businesses have made deep cuts to costs in response to declining demand and tight credit conditions. Further, over 3.6 million jobs have been lost in the first seven months of 2009, pushing the unemployment rate to 9.4 per cent in July. Given the continued severity of job losses in the US, some private sector analysts argue that it will take years for the labour market to absorb the large volume of currently unemployed workers.

Chart 3.7 US has lost over six million jobs since December 2007

Source: US Bureau of Labor Statistics

Lack of confidence among American consumers, combined with rising unemployment and tight credit conditions, manifested itself in drastic monthly declines in retail sales through the latter months of 2008. Although the first six months of 2009 have not seen these massive month-over-month decreases, monthly US retail sales are now holding fairly steady at levels about even with December 2008. Some private sector analysts point out that, for the duration of 2009, consumers will remain very conservative in the face of a difficult job market, huge losses in wealth and reduced access to credit.

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US real GDP fell by 1.0 per cent on an annualized basis in the April to June quarter of 2009, following a 6.4 per cent decline in the previous quarter. Most private sector analysts expect economic conditions to stabilize during the July to September quarter of 2009, with growth returning near the end of the year. However, analysts anticipate a soft US recovery, due to the erosion of demand for homes and automobiles, the lingering worldwide recession and still-recovering financial markets.

Forecasts for the US economy in 2009 have deteriorated substantially from the beginning of the year, when the January 2009 Consensus Economics survey of private sector economists forecast US real GDP to contract by 1.8 per cent. According to the July 2009 Consensus, the average forecast now sees US real GDP declining by 2.6 per cent in 2009 (see Chart 3.8). Reasons for the expected weakness include rising unemployment, sliding personal consumption and expectations of continued weakness in the housing market.

Chart 3.8 US Consensus outlook for 2009 deteriorates since January

Source: Consensus Economics

The chart above represents forecasts for real GDP growth in 2009 as polled on specific dates. For example, forecasters surveyed on July 14, 2008 had an average 2009 US real GDP growth forecast of 1.5 per cent, while on July 13, 2009 they forecast 2009 US real GDP to decline 2.6 per cent.

However, the July Consensus also expects the US economy to recover somewhat in 2010, projecting positive annual growth of 2.1 per cent in that year.

In order to reflect the ongoing risks surrounding the US economic outlook, the Ministry of Finance’s growth assumptions are lower than the July Consensus with the expectation that the Consensus outlook will decline somewhat in coming months. The Ministry of Finance is assuming that the US economy will contract by 3.0 per cent in 2009, compared to the 2.6 per cent decline projected in the July Consensus. A recovery to 1.3 per cent real GDP growth is expected by the Ministry in 2010, compared to the July Consensus prediction of 2.1 per cent. Over the medium-term, the Ministry assumes that the US economy will grow at a rate of 2.6 per cent per year.

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Canada

Though not as severe as the US, Canada has also experienced a significant economic slowdown since mid-2008. The Canadian housing market is in better shape than the American market — where dubious subprime lending practices and widespread speculation over the last few years led to the creation and ultimate deflation of a huge housing bubble. Although Canada’s housing market has undergone considerable weakening since the economic crisis began last year, it has not seen the same drastic erosion in home values and rising foreclosure rates as in the US. Further, Canada’s banks and other financial institutions have much lower exposure to toxic subprime debt than American financial institutions and, although Canadian firms have not escaped the effects of the credit crunch, their balance sheets are generally in better shape than their US counterparts.

The Canadian economy contracted at an annualized pace of 5.4 per cent in the January to March quarter of 2009 — its largest quarterly decrease since 1991. This substantial drop follows a fall of 3.7 per cent in the final quarter of 2008. The decline in the first quarter of 2009 was widespread, as major decreases were observed across nearly every component of GDP. The manufacturing, wholesale trade and transportation sectors all took substantial hits during the first quarter, as they are heavily exposed to trade with the recession-mired US economy. Private sector analysts expect a recovery of the Canadian economy to coincide with a similar turnaround in the US during the latter half of this year. However, they caution that the recent appreciation of the Canadian dollar — if it continues — could place downward pressure on Canada’s trade with the US.

Chart 3.9 Consensus outlook for Canada in 2009 also downgraded

Source: Consensus Economics

The chart above represents forecasts for real GDP growth in 2009 as polled on specific dates. For example, forecasters surveyed on July 13, 2008 had an average 2009 Canadian real GDP growth forecast of 2.0 per cent, while on July 14, 2009 they forecast 2009 Canadian real GDP to decline by 2.3 per cent.

Similar to the outlook for the US, forecasts for the Canadian economy’s performance in 2009 have declined considerably since January 2009. The July 2009 Consensus Economics survey projects Canada’s real GDP to decline by 2.3 per cent this year, compared to the 0.7 per cent drop expected in the January 2009 survey. The Ministry of Finance assumes that the Canadian economy will experience a 2.7 per cent contraction in 2009, followed by a recovery to 1.3 per cent growth in 2010 and 2.5 per cent growth over the medium-term.

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The Canadian housing market has weakened substantially since the onset of the economic crisis last year. Following an annual drop of 7.6 per cent in 2008, Canadian housing starts have decreased by 40.9 per cent year-to-date to June 2009, while residential building permits — a precursor to new residential building activity — declined 36.2 per cent compared to the first six months of 2008.

Like the US, Canadian employment has been hit hard by the global recession. Following an annual increase of 1.5 per cent in 2008, employment in Canada fell by 1.4 per cent (or 245,500 jobs) year-to-date to July 2009. These employment losses were met with a 0.7 per cent rise in the labour force, pushing the national unemployment rate up to 8.6 per cent in July. Month-over-month job losses have been observed in six of the last seven months, with substantial losses occurring in the construction, transportation and warehousing, and manufacturing sectors.

Retail spending among Canadians has also fallen year-to-date to May, down 5.4 per cent compared to the same period a year ago. Major declines have been observed in new and used automobiles, gasoline stations, computer and software stores, home furnishing stores and home centres. Although Canadian retail sales have posted small gains in four of the last five months, high debt loads, rising unemployment and tight credit markets continue to keep personal consumption at low levels relative to recent years.

Through the first five months of 2009, Canada’s trade sector has been weakened by eroding demand from the US. The value of Canadian merchandise exports plunged by 24.7 per cent year-to-date to May 2009 compared to the same period in 2008, and has seen declines in four of the last five months. Significant weakness was observed in nearly every major category, including energy (down 39.5 per cent), automotive (down 39.3 per cent), industrial goods (down 30.7 per cent) and forestry (down 19.7 per cent).

Table 3.3  Ministry of Finance Economic Forecast: Key Assumptions

				Forecast
	2008	2009	2010	2011	2012	2013
	Per cent change unless otherwise noted
US real GDP	0.4	-3.0	1.3	2.6	2.6	2.6
Canada real GDP	0.4	-2.7	1.3	2.5	2.5	2.5
Japan real GDP	-0.7	-6.7	0.6	1.6	1.8	1.8
Europe real GDP	0.5	-4.6	-0.2	1.0	2.0	2.0
US housing starts	-32.9	-42.2	28.8	47.0	20.3	0.0
Canada 3–month treasury bill rate (%)	2.4	0.4	0.9	2.2	3.8	4.9
Canada 10–year government bonds (%)	3.6	3.3	3.8	4.5	5.2	5.9
US cents/Canadian dollar	93.7	86.2	92.9	92.6	91.4	90.6

Shipments of manufactured goods from Canada have also decreased year-to-date to May 2009, as the total value of these shipments fell by 18.4 per cent compared to the first five months of last year. The recent appreciation of the Canadian dollar, if sustained, will likely provide downward pressure on Canadian shipments to the US. However, a recovery in Canada’s trade sector is unlikely to begin until American demand for Canadian products improves.

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Financial Markets

Interest Rates

Since January 2008, the Bank of Canada has gradually lowered the overnight target rate, its key interest rate, in efforts to stimulate Canadian economic growth in the wake of the global economic crisis. After beginning 2009 at 1.00 per cent, the overnight target rate has since fallen to 0.25 per cent — the lowest rate ever recorded. In its most recent announcement on July 21, 2009, the Bank stated that monetary and fiscal stimulus, firmer commodity prices and a recovery in business and consumer confidence are beginning to spur growth in the domestic economy. The Bank has committed to holding the overnight target rate at 0.25 per cent until the second quarter of 2010, provided the Bank’s inflation outlook does not change.

The US Federal Reserve Board has also gradually reduced its intended federal funds rate since early 2008, with its target for the rate now resting at 0.00 to 0.25 per cent — its lowest level ever. Following its June 24, 2009 meeting, the Fed noted that the pace of economic contraction in the US is slowing and stated that it expects to keep the fed funds rate at its current level “for an extended period.” The committee also noted that while financial market conditions are improving and consumer spending is stabilizing, there are still a number of weights on the US economy.

Outlook

Based on the average of five private sector forecasts as of July 14, 2009, the Ministry of Finance’s interest rate outlook assumes that the Bank of Canada will hold the overnight target rate steady at 0.25 per cent for the duration of 2009. These five forecasters expect the rate to rise to 0.50 per cent in the April to June quarter of 2010, and to reach 1.25 per cent by the end of that year.

Chart 3.10 Private sector expects Canadian and US interest rates to remain very low in 2009

Sources: Bank of Canada, US Federal Reserve Bank and BC Ministry of Finance forecasts.

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As of July 14, 2009, the same five private sector forecasters project that the US Federal Reserve will keep the fed funds rate in the 0.00 per cent to 0.25 per cent range for the remainder of 2009. They then expect the rate to rise gradually next year, ending 2010 at 1.00 per cent. The success of Federal monetary policy in aiding the US economic recovery is a significant risk to the US outlook.

Table 3.4  Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts

Average annual interest rate (per cent)	2009	2010
Global Insight	0.4	0.7
Bank of Montreal	0.4	0.7
Scotiabank	0.4	1.3
TD Economics	0.3	0.8
RBC Capital Markets	0.4	0.9
Average (as of July 14, 2009)	0.4	0.9
September Update 2009 Forecast	0.4	0.9

The average of private sector forecasters’ views on Canadian short-term interest rates (3 month Treasury bills) as of July 14, 2009 (see Table 3.4) indicates that 90 day rates will average 0.4 per cent in 2009 and 0.9 per cent in 2010. This compares to the average private sector forecasts in Budget 2009 of 0.9 per cent for 2009 and 1.7 per cent for 2010.

Table 3.5  Private Sector Canadian 10-year Government Bond Interest Rate Forecasts

Average annual interest rate (per cent)	2009	2010
Global Insight	3.5	3.9
Bank of Montreal	3.3	4.0
Scotiabank	3.3	4.4
TD Economics	3.2	3.5
RBC Capital Markets	3.2	3.4
Average (as of July 14, 2009)	3.3	3.8
September Update 2009 Forecast	3.3	3.8

Ten-year government of Canada bonds are forecast to average 3.3 per cent in 2009 and 3.8 per cent in 2010 (see Table 3.5). At the time of Budget 2009, the private sector average was 2.9 per cent for 2009 and slightly higher for 2010 at 3.4 per cent.

Exchange Rate

Following a volatile 2008 (in which it rose above parity with the US greenback in May and fell below 80.0 US cents in December), the Canadian dollar began 2009 trading at 82.6 US cents and remained around 80.0 US cents for the first four months of the year. However, the value of the loonie began to rise through May and June, and reached 88.0 US cents on July 14, 2009.

The rise in the dollar’s value in recent months can mainly be attributed to the stabilization of commodity prices (on which much of the resource-rich Canadian economy is dependent), rising equity markets and a weak US dollar. Private sector

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analysts note that while Canadian consumers are benefiting from increased purchasing power, manufacturers already suffering from weak export markets will face further difficulty selling goods priced in higher Canadian dollars.

Chart 3.11 Private sector expects higher Canadian dollar in 2009

Sources: Bank of Canada and BC Ministry of Finance forecasts

*Based on the average of private sector forecasts. Budget 2009 as of January 7th, 2009 and September Update 2009 as of July 14th, 2009.

Outlook

Private sector projections for the Canadian dollar have increased significantly since Budget 2009. The loonie is expected to gradually increase vis-à-vis the US dollar through 2009 and 2010, and stabilize around 92.0 US cents in the medium term.

An average of five private sector forecasts as of July 14, 2009 sees the Canadian dollar averaging 86.2 US cents in 2009, and rising to 92.9 US cents in 2010. The Ministry of Finance’s exchange rate outlook is based on these private sector averages (see Table 3.6).

Table 3.6  Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2009	2010
Global Insight	84.7	87.4
Bank of Montreal	85.5	95.7
Scotiabank	87.0	96.6
TD Economics	89.0	94.6
RBC Capital Markets	84.8	90.0
Average (as of July 14, 2009)	86.2	92.9
September Update 2009 Forecast	86.2	92.9

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Table 3.7.1  Gross Domestic Product: British Columbia

					Forecast
	2007	2008	2009	2010	2011	2012	2013
BRITISH COLUMBIA:
Gross Domestic Product at Market Prices:
– Real (2002 $ billion; chain-weighted)	164.6	164.2	159.4	162.4	166.9	171.3	176.1
(% change)	3.0	-0.3	-2.9	1.9	2.7	2.7	2.8
– Current dollar ($ billion)	192.5	199.2	189.2	195.7	205.5	215.9	226.5
(% change)	5.4	3.5	-5.0	3.5	5.0	5.1	4.9
– GDP price deflator (2002 = 100)	117.0	121.4	118.7	120.6	123.2	126.1	128.7
(% change)	2.3	3.8	-2.2	1.5	2.2	2.3	2.1
Real GDP per person
(2002 $; chain-weighted)	38,184	37,466	35,822	36,014	36,501	36,962	37,485
(% change)	1.4	-1.9	-4.4	0.5	1.3	1.3	1.4
Real GDP per employed person
(% change)	-0.2	-2.3	-0.1	1.4	1.1	1.0	1.1
Unit labour cost(1) (% change)	3.2	5.9	0.9	0.5	1.9	2.3	2.2

Components of British Columbia Real GDP at Market Prices ($2002 billions; chain-weighted)
Personal expenditure on
Goods and services	111.5	114.6	111.6	113.9	116.7	120.0	123.2
(% change)	5.2	2.8	-2.6	2.1	2.5	2.8	2.7
– Goods	46.7	47.2	44.3	45.0	46.1	47.4	48.7
(% change)	5.2	1.0	-6.1	1.5	2.5	2.8	2.7
– Services	64.8	67.4	67.2	68.8	70.5	72.4	74.4
(% change)	5.3	4.0	-0.3	2.4	2.4	2.8	2.6
Government current expenditures on
Goods and services	30.9	32.2	33.3	33.3	33.9	34.2	35.1
(% change)	4.1	4.2	3.5	0.0	1.7	0.9	2.6
Investment in fixed capital	39.8	40.2	37.3	39.1	39.8	41.4	42.8
(% change)	2.4	1.0	-7.3	4.8	1.9	4.0	3.2
Final domestic demand	182.3	187.1	182.0	186.2	190.3	195.5	201.0
(% change)	4.4	2.6	-2.7	2.3	2.2	2.7	2.8
Exports goods and services	72.6	67.7	62.9	64.0	65.9	68.2	70.6
(% change)	-0.3	-6.8	-7.1	1.6	3.0	3.5	3.6
Imports goods and services	93.0	91.9	86.3	88.7	91.5	94.2	97.3
(% change)	3.9	-1.2	-6.1	2.8	3.1	2.9	3.3
Inventory change	1.8	0.3	-0.5	-0.1	1.0	0.7	0.7
Statistical discrepancy	0.1	0.2	0.2	0.2	0.2	0.2	0.2
Real GDP at market prices	164.6	164.2	159.4	162.4	166.9	171.3	176.1
(% change)	3.0	-0.3	-2.9	1.9	2.7	2.7	2.8

(1)   Unit labour cost is the nominal cost of labour incurred to produce one unit of real output.

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Table 3.7.2  Components of Nominal Income and Expenditure

			Forecast
	2007	2008	2009	2010	2011	2012	2013
Labour income(1) ($ million)	99,894	105,506	103,396	105,881	110,882	116,463	122,368
(% change)	6.3	5.6	-2.0	2.4	4.7	5.0	5.1
Personal income ($ million)	151,836	159,739	158,136	161,441	167,503	174,985	182,871
(% change)	6.8	5.2	-1.0	2.1	3.8	4.5	4.5
Corporate profits before taxes ($ million)	21,385	21,857	13,909	14,918	15,730	17,023	18,337
(% change)	-3.2	2.2	-36.4	7.3	5.4	8.2	7.7
Retail sales ($ million)	56,365	56,562	53,088	54,884	57,242	59,834	62,544
(% change)	6.7	0.3	-6.1	3.4	4.3	4.5	4.5
Housing starts	39,195	34,321	13,491	17,341	21,395	25,220	28,341
(% change)	7.6	-12.4	-60.7	28.5	23.4	17.9	12.4
Residential investment(2) ($ million)	19,095	18,687	14,160	16,359	18,125	19,671	20,764
(% change)	10.7	-2.1	-24.2	15.5	10.8	8.5	5.6
BC consumer price index (2001 = 100)	110.0	112.3	113.0	115.4	117.7	120.2	122.7
(% change)	1.8	2.1	0.6	2.1	2.1	2.1	2.1

(1)   Domestic basis; wages, salaries and supplementary labour income.

(2)   Includes renovations and improvements.

Table 3.7.3 Labour Market Indicators

			Forecast
	2007	2008	2009	2010	2011	2012	2013
Population (on July 1) (000’s)	4,310	4,382	4,449	4,510	4,572	4,635	4,697
(% change)	1.6	1.7	1.5	1.4	1.4	1.4	1.4
Labour force population, 15+ Years (000’s)	3,571	3,642	3,704	3,762	3,821	3,878	3,934
(% change)	1.7	2.0	1.7	1.6	1.6	1.5	1.4
Net in-migration (000’s)
– International(1),(3)	42.8	55.1	42.5	41.1	42.0	41.7	42.4
– Interprovincial(3)	15.5	6.5	4.5	8.0	8.5	9.0	9.0
– Total	58.3	61.6	47.0	49.1	50.5	50.7	51.4
Participation rate(2) (%)	66.3	66.6	65.9	65.5	65.2	65.0	65.0
Labour force (000’s)	2,366	2,426	2,442	2,466	2,491	2,521	2,556
(% change)	2.7	2.5	0.7	1.0	1.0	1.2	1.4
Employment (000’s)	2,266	2,314	2,249	2,262	2,298	2,337	2,377
(% change)	3.2	2.1	-2.8	0.5	1.6	1.7	1.7
Unemployment rate (%)	4.2	4.6	7.9	8.3	7.8	7.3	7.0

(1)   International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

(2)   Percentage of the population 15 years of age and over in the labour force.

(3)   Components may not sum to total due to rounding.

September Budget Update – 2009/10 to 2011/12

British Columbia Economic Review and Outlook

Table 3.7.4  Major Economic Assumptions

			Forecast
	2007	2008	2009	2010	2011	2012	2013
GDP (billions)
Canada real (2002 $; chain-weighted)	1,316	1,321	1,286	1,302	1,334	1,368	1,403
(% change)	2.5	0.4	-2.7	1.3	2.5	2.5	2.5
US real (2005 US$; chain-weighted)	13,254	13,312	12,908	13,070	13,406	13,754	14,117
(% change)	2.1	0.4	-3.0	1.3	2.6	2.6	2.6
Japan real (2000 Yen; chain-weighted)	561,095	556,990	519,733	522,663	531,200	540,956	550,624
(% change)	2.3	-0.7	-6.7	0.6	1.6	1.8	1.8
Europe real(1) (% change)	2.6	0.5	-4.6	-0.2	1.0	2.0	2.0

Industrial production index
US (2002 = 100)	111.3	108.8	95.7	96.2	98.7	101.3	103.9
(% change)	1.5	-2.2	-12.0	0.6	2.6	2.6	2.6
Japan (2000 = 100)	107.3	103.8	75.0	77.0	78.3	79.7	81.1
(% change)	2.9	-3.2	-27.7	2.7	1.6	1.8	1.8
Europe(1) (2000 = 100)	108.1	106.2	89.0	87.7	88.6	90.4	92.2
(% change)	3.7	-1.8	-16.2	-1.4	1.0	2.0	2.0

Housing starts(2) (000’s)
Canada	228	211	130	140	153	167	180
(% change)	0.4	-7.6	-38.4	7.6	9.5	8.7	8.0
US	1,342	900	520	670	985	1,185	1,185
(% change)	-25.9	-32.9	-42.2	28.8	47.0	20.3	0.0
Japan	1,061	1,093	850	910	1,000	1,065	1,065
(% change)	-17.8	3.1	-22.2	7.0	9.9	6.5	0.0

Consumer price index
Canada (2001 = 100)	111.5	114.1	114.9	117.2	119.5	121.9	124.3
(% change)	2.2	2.3	0.7	2.0	2.0	2.0	2.0

Canadian interest rates (%)
3-Month treasury bills	4.2	2.4	0.4	0.9	2.2	3.8	4.9
10-year government bonds	4.3	3.6	3.3	3.8	4.5	5.2	5.9

United States interest rates (%)
3-Month treasury bills	4.4	1.4	0.2	0.7	2.2	3.8	4.9
10-year government bonds	4.7	3.7	3.3	3.9	4.5	5.2	5.9

Exchange rate (US cents / Canadian $)	93.1	93.7	86.2	92.9	92.6	91.4	90.6

British Columbia goods and services Export price deflator (% change)	0.2	8.3	-6.2	-0.1	4.3	4.6	3.3

(1)	Euro zone (12) is Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal and Spain.
(2)	British Columbia housing starts appear in Table 3.7.2.

September Budget Update – 2009/10 to 2011/12

British Columbia Economic Review and Outlook

The Economic Forecast Council, September 2009

Introduction

The Budget Transparency and Accountability Act requires the Minister of Finance, in preparing the provincial budget, to consult the Economic Forecast Council (the Council) on the outlook for British Columbia’s economy. The 13-member Council is comprised of leading economists from several of Canada’s major banks and private research institutions. Council members submitted their surveys and comments to the Ministry on July 29, 2009.

The main issues noted by the Council were the US economic downturn (particularly in the housing sector), slower demand for BC’s exports, rising unemployment, the announcement of sales tax harmonization in BC and the impact of the 2010 Olympics.

Forecast details from the Council surveys are summarized in the table at the end of this topic box.

British Columbia Forecast

Since Budget 2009, Council members have significantly downgraded their outlooks for BC real GDP growth in 2009 and 2010. The US recession and housing slump, rising unemployment, as well as decreased US demand for BC exports were cited by members as reasons for their downward revisions.

In order to provide advice to the incoming government, Council members were surveyed on May 15, 2009. Reflecting the severity and speed of the economic downturn through the first few months of the year, the Council’s average forecast for BC real GDP has been lowered significantly since Budget 2009. In May, Council members expected BC’s economy to contract by 2.1 per cent, down from the 0.0 per cent (or no growth) anticipated at budget. The Council also forecast BC real GDP to grow by 2.4 per cent in 2010, down from 2.8 per cent at budget. However, participants raised their medium-term forecast to 3.0 per cent from 2.6 per cent from their budget forecast.

Chart 1 — Economic Forecast Council Outlook for the BC Economy

Note: BC real GDP per cent change represents the average of the Economic Forecast Council’s forecasts.

In preparation for September Update 2009, the Council was subsequently surveyed on July 29, 2009. In the latest survey, Council members expect BC’s economy to contract by 2.3 per cent in 2009, a further decrease from the 0.0 per cent (or no growth) at budget. The Council still projects a return to growth in 2010, with BC’s economy expanding by 2.5 per cent, but at a slower rate than the 2.8 per cent forecast for budget. However, members raised their average medium-term projection even higher to 3.1 per cent.

Chart 2 — Economic Forecast Council Outlook for BC and Canada

Note: Real GDP per cent change for BC and Canada represent the average of the Economic Forecast Council’s forecasts.

Council members, on average, expect economic growth in BC to outperform the national average in 2010 and to equal Canada’s average annual rate of growth in 2009, and from 2011 to 2013.

Several Council members noted strong concerns over the health of BC’s trade sector in the wake of the global economic crisis. In particular, participants see the effect of the US housing crash on BC’s forestry sector placing significant downward pressure on economic growth in the

September Budget Update – 2009/10 to 2011/12

British Columbia Economic Review and Outlook

near-term. The Council expects the recovery of the province’s forest industry to coincide with the gradual recovery of the US housing market over the medium-term.

Two participants pointed out that expected further job losses in BC will put downward pressure on personal consumption. An increase in employment is expected to emerge only after the global economic recovery begins.

Some members suggested that harmonization of the provincial sales tax with the federal Goods and Services Tax will increase investment, productivity and growth potential in the medium-term. However, one participant noted that sales tax harmonization does not come at the best time for BC consumers, as the province is currently experiencing a major economic downturn.

Two members also noted that the 2010 Olympics will likely provide substantial economic stimulus to BC, and aid in the 2010 recovery.

Risks to the BC forecast noted by Council members include a prolonged recovery of the US economy (especially in the housing sector), further appreciation of the Canadian dollar and commodity price volatility.

The United States Economy

On average, the Council expects the US economy to contract by 2.7 per cent in 2009, down from the 1.5 per cent decrease projected by members at budget time. Estimates for a US recovery in 2010 fell slightly as well, averaging 2.0 per cent growth for that year – a drop from the budget forecast of 2.2 per cent. However, the Council’s average medium-term outlook improved since budget, with members now anticipating growth of 3.3 per cent for the 2011 to 2013 period – up from 2.8 per cent at budget.

Most Council members expect the US economy to slow considerably in 2009, as the US housing sector crash and rising unemployment put downward pressure on consumer spending. Most notably, the Council’s average estimate for US housing starts in 2009 has been downgraded to 557,000 annualized starts from the 701,000 starts that it projected at budget time. The forecast for 2010 has also been downgraded to 741,000 starts from 944,000 starts and to 1.22 million starts from 1.32 million starts for the medium-term.

British Columbia Economic Forecast Council:

Summary of BC real GDP Forecasts, annual per cent change

				Average
Participant	Organization	2009	2010	2011-2013
Doug Porter	Bank of Montreal	-2.1	2.4	3.6
Jock Finlayson	BC Business Council	-2.5	2.4	2.6
Warren Lovely	CIBC	-1.8	2.2	3.3
Marie-Christine Bernard	Conference Board	-2.5	3.4	3.6
Helmut Pastrick	Central 1 Credit Union	-3.5	2.3	3.8
Arlene Kish	Global Insight	-1.7	3.1	3.7
Carl Sonnen	Informetrica	-2.9	2.7	2.8
Carlos Leitao	Laurentian Bank Securities	-2.9	2.0	2.5
Paul Ferley	RBC Financial Group	-1.9	2.9	2.5
Warren Jestin	Scotiabank	-2.0	2.7	2.5
Ernie Stokes	Stokes Economic Consulting	-2.2	2.1	2.9
Derek Burleton	TD Bank	-2.0	2.1	3.4
David Baxter	Urban Futures Institute	n/a	n/a	n/a
Average		-2.3	2.5	3.1
Standard Deviation		0.5	0.4	0.5

September Budget Update – 2009/10 to 2011/12

British Columbia Economic Review and Outlook

The Canadian Economy

The Council expects the Canadian economy to contract in 2009 and to experience slower growth over the coming years, due mainly to weakness in the US economy. The Council noted that the Bank of Canada’s monetary policies and the federal government’s fiscal policies will likely aid in the gradual return to growth. Some participants cited the rising value of the Canadian dollar acting to slow the recovery of Canada’s export sector.

Council members, on average, expect the Canadian economy to contract by 2.3 per cent in 2009. They then project a return to growth of 2.2 per cent in 2010 and 3.1 per cent in the medium-term, with the gradual recovery of US demand for Canadian products.

Exchange Rate

Council members continued to have quite divergent views on the value of the Canadian dollar in 2009, with forecasts ranging from 84.7 cents US to 93.7 cents US. For 2010, projections ranged from 87.0 cents US to 97.1 cents US, and from 80.3 cents US to 100.0 cents US over the 2011 to 2013 period.

Some Council members raised concerns over the possible impacts of a rising Canadian dollar, suggesting that it could slow the economic recovery in BC and Canada.

Chart 3 — Economic Forecast Council Outlook for the Exchange Rate

September Budget Update – 2009/10 to 2011/12

British Columbia Economic Review and Outlook

Economic Forecast Council July Survey — Summary of Results

	2009		2010		2011 to 2013
All figures are based on annual averages	Range	Average(1)	Range	Average(1)	Range	Average(1),(2)

British Columbia

Real GDP (% change)	-3.5 — -1.7	-2.3 (12)	2.0 — 3.4	2.5 (12)	2.5 – 3.8	3.1 (12)
Nominal GDP (% change)	-4.9 — -2.7	-4.1 (11)	2.7 — 5.6	4.4 (11)	4.2 – 6.3	5.3 (11)
GDP Deflator (% change)	-2.9 — -0.2	-1.7 (11)	0.6 — 2.4	1.9 (11)	1.3 — 2.5	2.1 (11)
Personal Income (% change)	-1.9 — 1.6	0.4 (10)	1.3 — 4.9	3.1 (10)	3.5 — 6.2	4.9 (10)
Net Migration (thousand persons)	37.2 — 62.2	49.0 (11)	24.0 — 64.0	48.1 (11)	20.0 — 63.4	48.8 (11)
Employment (% change)	-2.6 — -2.4	-2.5 (12)	0.2 — 2.1	1.1 (12)	1.0 — 2.9	1.8 (12)
Unemployment rate (%)	7.3 — 8.1	7.7 (12)	7.1 — 8.8	7.9 (12)	5.0 — 7.7	6.6 (12)
Corporate pre-tax profits (% change)	-45.0 — -18.0	-29.3 (10)	4.0 — 30.0	13.0 (10)	4.9 — 20.0	9.6 (10)
Housing starts (thousand units)	11.4 — 16.6	14.0 (12)	15.0 — 23.0	18.8 (12)	19.0 — 33.0	26.6 (12)
Retail sales (% change)	-8.0 — -0.7	-6.0 (11)	2.1 — 7.9	4.2 (11)	3.8 — 6.6	5.1 (11)
Consumer price index (% chg)	0.1 — 0.9	0.5 (11)	1.5 — 2.6	2.0 (11)	1.5 — 2.2	2.0 (11)

United States

Real GDP (% change)	-3.0 — -2.3	-2.7 (12)	1.5 — 2.8	2.0 (12)	2.5 — 4.4	3.3 (12)
Intended Federal Funds rate (%)	0.00 — 0.25	0.16 (11)	0.13 — 1.05	0.49 (11)	1.00 — 4.60	3.21 (11)
Housing starts (million units)	0.47 — 0.61	0.56 (11)	0.54 — 0.96	0.74 (11)	0.90 — 1.51	1.22 (11)

Canada

Real GDP (% change)	-2.5 — -1.9	-2.3 (12)	1.4 — 2.7	2.2 (12)	2.2 — 3.8	3.1 (12)
Bank of Canada Overnight Target rate (%)	0.25 — 0.45	0.35 (11)	0.25 — 1.00	0.62 (11)	1.35 — 4.30	3.27 (11)
Exchange rate (US cents/C$)	84.7 — 93.7	87.3 (12)	87.0 — 97.1	92.3 (12)	80.3 — 100.0	94.6 (12)
Consumer price index (% chg)	0.2 — 0.8	0.5 (12)	1.3 — 2.6	1.8 (12)	1.6 — 2.3	2.0 (12)

(1) Based on responses from participants providing forecasts. Number of respondents shown in parenthesis.

(2) Participants provided an average forecast for 2011 to 2013.

September Budget Update – 2009/10 to 2011/12

British Columbia Economic Review and Outlook

Interjurisdictional Economic and Revenue Declines

Changes in the Economic Outlook

Since early 2009, the economic outlook for British Columbia has deteriorated markedly — an experience shared by jurisdictions around the world. This decline in the global outlook is a result of the ongoing financial and economic crisis that is rooted in the troubled US subprime mortgage market. The subprime mortgage crisis was itself triggered by a dramatic rise in mortgage delinquencies and foreclosures in the US, with substantial negative consequences for governments, banks and financial markets around the globe.

International Developments

When Lehman Brothers and other major financial institutions failed in September 2008, the financial crisis reached a crucial point. During a two day period in September 2008, $150 billion was withdrawn from US money markets. The TED Spread, a measure of the risk of lending among banks, quadrupled shortly after the Lehman failure.(1) The resulting credit freeze brought the global financial system to the brink of collapse.

In response, the US government initiated strategies such as the Troubled Asset Relief Program and the Emergency Economic Stabilization Act in attempts to stabilize financial markets and buoy the economy. National governments and central banks around the world followed suit. While economists initially expected the benefits from these government financial stabilization plans to soften the downturn by ensuring that credit flowed properly, hindsight shows that these policies did not provide nearly as fast or as pronounced an effect on financial markets as was anticipated. Thus, in a subsequent attempt to save its faltering economy, the US enacted a $787 billion economic stimulus package named the American Recovery and Reinvestment Act in February 2009. This included tax incentives, an expansion of unemployment benefits, increased spending on services and infrastructure, as well as social welfare provisions.

Since early 2009, some of the largest corporations and financial institutions in the US have failed and filed for bankruptcy protection. Financial institutions such as Lehman Brothers, Bear Sterns and Merrill Lynch have either declared bankruptcy or have been ‘rescued’ by more solvent institutions. GM and Chrysler, two icons of American prosperity in the twentieth century, entered bankruptcy proceedings in order to reduce debts, reorganize and re-emerge as potentially viable corporations. Central banks have been forced to stimulate economies through quantitative easing and other methods that reached beyond the usual lowering of key interest rates — many of which have been lowered to zero per cent.

Following the release of Budget 2009 on February 17th, subsequent economic forecasts released by the private sector recognized that the global economic situation was deteriorating much more rapidly than economists had expected during the planning stages of the budget. As a result, the private sector outlook for some of BC’s largest trading partners, such as the US, Europe, and Japan declined rapidly after Budget 2009 was delivered. As the economic outlooks for BC’s major trading partners plummeted, the outlook for BC’s exports, and therefore real GDP growth, also declined rapidly.

Table 1: Consensus Economics Forecasts for 2009 real GDP growth

(annual per cent change)	January 2009	July 2009	change*
US	-1.8	-2.6	-0.8
Europe	-1.4	-4.4	-3.0
Japan	-1.7	-6.2	-4.5
Canada	-0.7	-2.3	-1.6

*percentage point change

(1) The TED spread is the difference between the interest rates on interbank loans and short-term U.S. government debt (“T-bills”). Thus the difference, or spread, measures the difference in risk of lending to another bank versus buying risk-free T-bills.

September Budget Update – 2009/10 to 2011/12

British Columbia Economic Review and Outlook

In January, the Consensus Economics outlook for the US, European and Japanese economies in 2009 called for contractions of 1.8, 1.4 and 1.7 per cent, respectively. Since Budget 2009, however, private sector expectations for BC’s major trading partners have fallen considerably. In the July Consensus publication, the US, European and Japanese real GDP outlooks for 2009 had fallen to -2.6, -4.4 and -6.2 per cent, respectively. In addition, the outlook for Canada’s real GDP growth in 2009 fell from -0.7 per cent in January to -2.3 per cent in July (Table 1).

While the private sector’s average forecasts for these countries have recently begun to stabilize, the Ministry of Finance’s assessment is that the risks to the global economic outlook are still weighted somewhat to the downside. This is why in both Budget 2009 and the September Update 2009 the Ministry has chosen external assumptions that are significantly more prudent than the Consensus forecast.

Interprovincial Developments

Throughout the year, the Ministry of Finance tracks a private sector average comprised of six Economic Forecast Council members who regularly produce public forecasts for all provinces and Canada as a whole.(2) Based on these private sector forecasts, it is evident that economic growth expectations for every province have declined considerably since Budget 2009. Chart 1 illustrates the trends in the average private sector economic outlook for real GDP growth in 2009 for Canada, BC, Saskatchewan and Ontario.

British Columbia

In Budget 2009, the Economic Forecast Council’s average outlook for real GDP growth in 2009 was 0.0 per cent (or no change). This compared to the Ministry of Finance’s forecast of a 0.9 per cent decline. The difference between the Council’s recommended forecast and the Ministry’s outlook, 0.9 percentage points, marked the largest degree

Chart 1: Pr~~i~~vate sector downgrades forecasts for Canada and several prov~~i~~nces

Sources: Average of BMO, Scotiabank, Global Insight, Conference Board Of Canada, RBC, TD

of prudence the Ministry had ever used in its economic projections.(3) With heightened downside risk due to considerable instability in economic and financial markets, the Ministry felt that this greater-than-normal degree of prudence was necessary.

Chart 2 shows the evolution of the average forecast for the six Economic Forecast Council members discussed above who provide regular forecast updates throughout the year. Following February’s budget release, this average forecast declined steadily until mid-May, when it stabilized at a 2.0 per cent real GDP decline for 2009. This decline is similar to the declines forecast for other provinces, as well as the Consensus Economics view of the US economy (Chart 3).

Chart 2: Pr~~i~~vate sector forecasts for BC fell rap~~i~~dly ~~i~~n early 2009

Source: Private Sector Average (Global Insight, BMO Capital Markets, Scotiabank, Royal Bank, TD Bank and Conference Board)

*     For July, the full Economic Forecast Council was at -2.4; Ministry of Finance was at -2.9

**   As at August 7, 2009

*** For January the full EFC was at 0.0; Ministry of Finance was at -0.9.

(2) Global Insight, Royal Bank, Conference Board of Canada, TD, Scotiabank, BMO.

(3) In fact it was almost twice the previous high.

September Budget Update – 2009/10 to 2011/12

British Columbia Economic Review and Outlook

Changing focus to the average of all members of the Economic Forecast Council reveals that the Council’s average view for BC real GDP in 2009 has fallen from 0.0 per cent at the time of Budget 2009 to -2.3 per cent for September Update 2009, a 2.3 percentage point decline.

The Ministry of Finance has also lowered its expectation for 2009 real GDP for the province from a 0.9 per cent decline in Budget 2009 to -2.9 per cent in September Update 2009, a 2.0 percentage point decline.

Declines in the United States

The rapid pace of the global economic downturn has had a devastating effect on the US federal budget as well as the budgets of state governments across the nation.

The current US federal deficit is soaring due to a combination of massive spending increases and large tax revenue declines. Revenue decreases have occurred due to rapidly climbing unemployment and lower consumer spending that have dragged down tax receipts from individuals and businesses in recent months. The Consensus Economics average real GDP forecast for US economic growth in 2009 has declined from a robust 2.7 per cent back in January 2008, to an decline of 2.6 per cent in July (Chart 3). The federal deficit is now estimated at nearly $1.6 trillion for the 2009/10 fiscal year and about $1.2 trillion for 2010/11.

Chart 3: US Consensus decl~~i~~nes

Governments of the 50 US states are facing one of the worst fiscal periods in decades. As the recession became more severe throughout the most recent fiscal year, tax revenues from sales, personal income and corporate income taxes continued to come in lower than expected. Further, substantial job losses and significant reductions in corporate profits resulted in declines in investment income. As state fiscal conditions historically lag behind any national economic recovery, the fiscal picture for state governments will likely remain weak in the 2009/10 fiscal year (4) and into fiscal years 2011 and 2012.

Chart 4: US state revenue plummets ~~i~~n recent quarters

Real US states quarterly tax revenue (annual year-over-year per cent change)

Sources: Rockefeller Institute, quarters are on a calendar year basis.

Sharply declining tax revenues have left most state legislatures and governors facing major budget shortfalls and threatening dramatic cuts to spending and services. Most states have adopted budgets for the upcoming fiscal year that closed the shortfalls they faced with a combination of federal stimulus dollars, service reductions, revenue increases and funds from reserves. However, as of June, 42 states had been forced to reduce enacted budgets for the 2008/09 fiscal year by a combined total of $31.6 billion. As state revenue forecasts are continuing to underperform even the most pessimistic of projections, some states that have already approved budgets for the 2009/10 fiscal year are revising their outlooks as revenue projections drop faster and more sharply than they had initially estimated.

Likely the most extreme example of state governments’ current fiscal difficulties is California, which is slashing nearly $16 billion in spending for the 2009/10 fiscal year. These reductions include massive cuts to education, social services and corrections, as well as borrowing $2 billion from local governments and issuing nearly $2 billion worth of IOUs for payments such as welfare cheques.

(4) The fiscal year begins in July for most US states.

September Budget Update – 2009/10 to 2011/12

British Columbia Economic Review and Outlook

Revenue Declines in BC and Canada

The downgraded economic outlook, combined with a reduced price outlook for some key commodities, has resulted in lower 2009/10 revenue projections by the federal government as well as the governments of British Columbia, Ontario, Alberta and Saskatchewan.

Updated revenue forecasts for Canada and Ontario declined proportionately less than BC, Alberta and Saskatchewan, reflecting the volatility of commodity markets and natural resource revenues that are a significant share of government revenues in western provinces. BC and Saskatchewan have each lowered their forecasts of 2009/10 natural resource revenues by over $1 billion, while Alberta reduced its outlook by over $2 billion.

Excluding a one-time $185 million asset sale gain, Saskatchewan’s updated revenue projection would have declined by 7.0 per cent. In its recent release, Alberta reduced its revenue forecast by $2.1 billion from its April budget estimate. This change mainly reflects lower resource and taxation revenues, partly offset by improved investment income.  In its Economic Update, Alberta did not provide a revised nominal GDP outlook, however the forecast for real GDP was lowered to a 2.5 per cent reduction from a 2.0 per cent contraction assumed in April.

Excluding a $750 million contribution from the federal government for transitional harmonized sales tax funding, BC government revenue decreased by 5.0 per cent ($1,954 million) in 2009/10 compared to the estimate presented in Budget 2009.

Table 2: Changes in Revenue and Economic Forecasts

	2009 Annual Nominal GDP Growth (per cent)				Change in Revenue
	Initial Outlook		Updated Outlook		Forecast
	Date(1)		Date(1)		Per cent	$ Million
British Columbia(2)	Feb 17, 2009	-0.9	Sept 1, 2009	-5.0	-5.0	(1,954)
Alberta	Apr 7, 2009	-13.0	Aug 26, 2009	n.a.	-6.6	(2,091)
Saskatchewan	Mar 18, 2009	-4.0	Aug 14, 2009	-7.4	-5.2	(558)
Canada	Jan 27, 2009	-2.7	June 11, 2009	-4.3	-2.1	(4,700)
Ontario	Mar 26, 2009	-2.3	July 28, 2009	-3.7	-2.9	(2,750)

(1) Release date of government document

(2) Excluding $750 million HST transition payment from the federal government

Sources:

British Columbia: Budget and Fiscal Plan (2009/10 - 2011/12); September Update

Canada: Canada’s Economic Action Plan (Budget 2009; A Second Report To Canadians)

Ontario: 2009 Ontario Budget; Ontario Finances 2009/10 First Quarter

Saskatchewan: Provincial Budget 2009/10; Budget Update 2009/10 (First Quarter Financial Report)

Alberta: Budget 2009; First Quarter Fiscal Update 2009/10; Economic Outlook (First Quarter Update 2009/10)

September Budget Update – 2009/10 to 2011/12

Part 4: 2009/10 FIRST QUARTERLY REPORT

Fiscal 2009/10 – Results to June 30, 2009

The results for the April to June 2009 period show a deficit of $538 million, $169 million higher than forecast.

For the first three months of the fiscal year, revenues were down $372 million from budget, primarily reflecting decreases in taxation revenue ($180 million) and natural resources ($231 million). Other revenue and federal contributions declined a combined $44 million. These decreases were partially offset by an additional $83 million in commercial Crown corporation income.

The main taxation revenue decreases were in personal income, social service and fuel tax. Natural gas royalties and forest revenue were also lower than expected. The main changes to commercial Crown income were due to higher results for ICBC ($117 million), partially offset by lower than expected results for BC Lottery Corporation ($23 million).

Government expenses for the April to June period were $203 million lower than forecast. This reflects restraint measures adopted by government as it reprioritized spending during preparation of the September Update 2009. CRF spending was $420 million lower than budgeted for the period. This was partially offset by higher recoveries of $38 million and self-funded service delivery spending of $179 million.

Capital spending totaled $1.4 billion for the quarter ended June 30, 2009. This is $188 million lower than budgeted, mainly due to project scheduling. Capital spending in the first quarter is $355 million higher than it was for the same period last year, primarily reflecting higher spending on health projects and for the Port Mann bridge project.

Provincial debt was $39.7 billion at June 30, 2009, $1.5 billion higher than forecast, mainly due to increased borrowing for the warehouse program. At $26.7 billion, taxpayer supported debt was $651 million less than anticipated, reflecting lower borrowing for education capital spending, reduced BC Transportation Financing Authority requirements, and lower loan guarantees. Self-supported debt was $2.2 billion higher than expected, mainly due to the warehouse program, the accelerated timing of BC Hydro requirements, and the previously unbudgeted requirements for the Port Mann project (Transportation Investment Corporation).

The following tables provide further details on the results for the April to June 2009 period.

September Budget Update – 2009/10 to 2011/12

2009/10 First Quarterly Report

Table 4.1   2009/10 Operating Statement

	Year-to-Date to June 30
	2009/10			Actual
($ millions)	Budget	Actual	Variance	2008/09
Revenue	9,365	8,993	(372)	9,778
Expense	(9,734)	(9,531)	203	(9,051)
Surplus (deficit)	(369)	(538)	(169)	727
Accumulated surplus beginning of the year	6,986	6,986	—	6,908
Accumulated surplus before comprehensive income	6,617	6,448	(169)	7,635
Accumulated other comprehensive income from self-supported Crown agencies	(67)	234	301	265
Accumulated surplus end of period	6,550	6,682	132	7,900

Table 4.2   2009/10 Revenue by Source

	Year-to-Date to June 30
	2009/10			Actual
($ millions)	Budget	Actual	Variance	2008/09
Taxation
Personal income	1,618	1,529	(89)	1,707
Corporate income	327	324	(3)	390
Social service	1,279	1,204	(75)	1,306
Fuel	227	211	(16)	230
Carbon	89	93	4	—
Tobacco	178	173	(5)	164
Property	466	464	(2)	461
Property transfer	194	191	(3)	272
Other (1)	158	167	9	183
	4,536	4,356	(180)	4,713
Natural resources
Natural gas royalties	236	77	(159)	479
Forests	108	45	(63)	140
Other natural resource (2)	466	457	(9)	526
	810	579	(231)	1,145
Other revenue
Medical Services Plan premiums	397	401	4	398
Other fees (3)	634	511	(123)	535
Investment earnings	200	225	25	210
Miscellaneous (4)	616	667	51	658
	1,847	1,804	(43)	1,801
Contributions from the federal government
Health and social transfers	1,228	1,222	(6)	1,168
Other federal contributions (5)	289	294	5	183
	1,517	1,516	(1)	1,351
Commercial Crown corporation net income
BC Hydro	83	74	(9)	88
Liquor Distribution Branch	224	227	3	231
BC Lotteries (net of payments to the federal government)	289	266	(23)	270
ICBC	43	160	117	153
Transportation Investment Corporation (Port Mann)	(4)	—	4
Other	20	11	(9)	26
	655	738	83	768
Total revenue	9,365	8,993	(372)	9,778

(1)	Corporation capital, insurance premium and hotel room taxes.
(2)	Columbia River Treaty, Land sales/bonus bids, other energy and minerals, water rental and other resources.
(3)	Post-secondary, healthcare-related, motor vehicle, and other fees.
(4)	Includes asset dispositions, reimbursements for health care and other services provided to external agencies, and other recoveries.
(5)	Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

September Budget Update – 2009/10 to 2011/12

2009/10 First Quarterly Report

Table 4.3   2009/10 Expense By Function (1)

	Year-to-Date to June 30
	2009/10			Actual
($ millions)	Budget	Actual	Variance	2008/09
Health:
Medical Services Plan	915	879	(36)	804
Pharmacare	263	257	(6)	235
Regional services	2,511	2,517	6	2,292
Other healthcare expenses (2)	200	219	19	209
	3,889	3,872	(17)	3,540
Education:
Elementary and secondary	1,587	1,590	3	1,594
Post-secondary	984	993	9	1,014
Other education expenses (3)	190	167	(23)	38
	2,761	2,750	(11)	2,646
Social services:
Social assistance (2),(3)	382	331	(51)	320
Childcare services (2)	307	350	43	265
Community living and other services	170	145	(25)	194
	859	826	(33)	779
Protection of persons and property	370	358	(12)	357
Transportation	347	329	(18)	316
Natural resources and economic development	420	330	(90)	315
Other	252	286	34	345
General government	284	245	(39)	216
Debt servicing costs	552	535	(17)	537
Total expense	9,734	9,531	(203)	9,051

(1)	Amounts have been restated to reflect government’s accounting policies in effect at March 31, 2009.
(2)

Payments for healthcare services by the Ministry of Housing and Social Development and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

(3)	Payments for training costs by the Ministry of Housing and Social Development made on behalf of its clients are reported in the Education function.

September Budget Update – 2009/10 to 2011/12

2009/10 First Quarterly Report

Table 4.4   2009/10 Expense by Ministry, Program and Agency

	Year-to-Date to June 30
	2009/10			Actual
($ millions)	Budget	Actual	Variance	2008/09
Office of the Premier	3	3	—	4
Aboriginal Relations and Reconciliation	10	9	(1)	10
Advanced Education and Labour Market Development	533	523	(10)	508
Agriculture and Lands	61	13	(48)	13
Attorney General	139	141	2	138
Children and Family Development	349	348	(1)	328
Citizens’ Services	49	38	(11)	18
Community and Rural Development	112	42	(70)	147
Education	1,474	1,430	(44)	1,435
Energy, Mines and Petroleum Resources	18	10	(8)	11
Environment	46	44	(2)	52
Finance	39	18	(21)	48
Forests and Range	176	174	(2)	159
Health Services	3,518	3,454	(64)	3,173
Healthy Living and Sport	23	19	(4)	23
Housing and Social Development	686	662	(24)	648
Labour	5	5	—	5
Public Safety and Solicitor General	157	151	(6)	152
Small Business, Technology, and Economic Development	17	7	(10)	14
Tourism, Culture and the Arts	16	16	—	273
Transportation and Infrastructure	189	183	(6)	176
Total ministries and Office of the Premier	7,620	7,290	(330)	7,335
Management of public funds and debt	301	261	(40)	302
Contingencies	—	—	—	2
Funding for capital expenditures	143	103	(40)	105
Legislative and other appropriations	60	50	(10)	36
Consolidated revenue fund total expense	8,124	7,704	(420)	7,780
Expenses recovered from external entities	601	639	38	439
Externally-funded service delivery agency expense:
School districts	110	158	48	128
Post-secondary institutions	458	502	44	481
Health authorities and hospital societies	173	248	75	196
Other service delivery agencies	268	280	12	27
	1,009	1,188	179	832
Total expense	9,734	9,531	(203)	9,051

September Budget Update – 2009/10 to 2011/12

2009/10 First Quarterly Report

Table 4.5   2009/10 Capital Spending

	Year-to-Date to June 30
	2009/10			Actual
($ millions)	Budget	Actual	Variance	2008/09
Taxpayer-supported
Education
Schools (K–12)	135	140	5	110
Post-secondary	58	95	37	102
Health	222	127	(95)	121
BC Transportation Financing Authority	308	319	11	204
BC Transit	42	13	(29)	11
Vancouver Convention Centre expansion project	23	12	(11)	78
BC Place rejuvenation	22	30	8	—
Government ministries	95	62	(33)	31
Other (1)	11	19	8	29
Total taxpayer-supported	916	817	(99)	686
Self-supported
BC Hydro	414	363	(51)	300
BC Transmission Corporation	4	2	(2)	3
Columbia River power projects (2)	6	4	(2)	6
Transportation Investment Corporation (Port Mann)	142	148	6	—
BC Railway Company	17	1	(16)	1
ICBC	10	8	(2)	7
BC Lotteries	39	20	(19)	7
Liquor Distribution Branch	6	3	(3)	1
Total self-supported	638	549	(89)	325
Total capital spending	1,554	1,366	(188)	1,011

(1)          Includes BC Housing Management Commission, Provincial Rental Housing Corporation, Rapid Transit Project 2000, BC Transit and other service delivery agencies.

(2)   Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

September Budget Update – 2009/10 to 2011/12

2009/10 First Quarterly Report

Table 4.6   2009/10 Provincial Debt (1)

	Year-to-Date to June 30
	2009/10			Actual
($ millions)	Budget	Actual	Variance	2008/09
Taxpayer-supported debt
Provincial government operating	6,541	6,680	139	6,635
Other taxpayer-supported debt (mainly capital)
Education (2)
Schools	5,272	5,237	(35)	4,949
Post-secondary institutions	3,551	3,494	(57)	3,321
	8,823	8,731	(92)	8,270
Health (2)	3,948	3,798	(150)	3,344
Highways and public transit
BC Transportation Financing Authority	4,822	4,468	(354)	4,050
Public transit	930	927	(3)	910
SkyTrain extension	1,153	1,154	1	1,153
BC Transit	108	114	6	85
	7,013	6,663	(350)	6,198
Other
Social housing (3)	299	285	(14)	226
Homeowner Protection Office	151	156	5	139
Other (4)	548	359	(189)	349
	998	800	(198)	714
Total other taxpayer-supported	20,782	19,992	(790)	18,526
Total taxpayer-supported debt	27,323	26,672	(651)	25,161
Self-supported debt
Commercial Crown corporations
BC Hydro	9,117	9,317	200	8,208
BC Transmission Corporation	73	87	14	85
Columbia River power projects (5)	250	202	(48)	214
Liquor Distribution Branch	1	1	—	1
Post-secondary institutions’ subsidiaries	110	134	24	108
Transportation Investment Corporation (Port Mann)	—	228	228	—
	9,551	9,969	418	8,616
Warehouse borrowing program	1,300	3,064	1,764	377
Total self-supported debt	10,851	13,033	2,182	8,993
Forecast allowance	—	—	—	—
Total provincial debt	38,174	39,705	1,531	34,154

(1)

Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)

Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(3)	Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.
(4)

Includes debt of other taxpayer-supported Crown corporations and agencies and fiscal agency loans to local governments. Also includes student loan guarantees, loan guarantees to agricultural producers, guarantees under economic development and home mortgage assistance programs, and loan guarantee provisions.

(5)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

September Budget Update – 2009/10 to 2011/12

2009/10 First Quarterly Report

Table 4.7   2009/10 Statement of Financial Position

	Actual	Year-to-Date
($ millions)	March 31, 2009	June 30, 2009
Financial assets
Cash and temporary investments	5,226	3,689
Other financial assets	7,405	7,722
Sinking funds	2,134	2,119
Investments in commercial Crown corporations:
Retained earnings	5,738	6,284
Recoverable capital loans	9,149	9,638
	14,887	15,922
Warehouse borrowing program assets	2,081	3,063
	31,733	32,515
Liabilities
Accounts payable and accrued liabilities	7,409	6,961
Deferred revenue	9,168	9,380
Debt:
Taxpayer-supported debt	26,446	26,672
Self-supported debt	11,568	13,033
Total provincial debt	38,014	39,705
Add: debt offset by sinking funds	2,134	2,119
Less: guarantees and non-guaranteed debt	(452)	(443)
Financial statement debt	39,696	41,381
	56,273	57,722
Net liabilities	(24,540)	(25,207)
Capital and other non-financial assets
Tangible capital assets	30,679	30,994
Other non-financial assets	780	895
	31,459	31,889
Accumulated surplus (deficit)	6,919	6,682

Changes in Financial Position

Year-to-Date
($ millions)	June 30, 2009

(Surplus) deficit for the year	538
Comprehensive income (increase) decrease	(301)
(Increase) decrease in accumulated surplus	237
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	817
Less: amortization and other accounting changes	(502)
Change in net capital assets	315
Increase (decrease) in other non-financial assets	115
430
Increase (decrease) in net liabilities	667
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	(1,537)
Increase (reduction) in warehouse borrowing program	982
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	549
Self-supported capital investments	403
Less: loan repayments and other accounting changes	83
1,035
Other working capital changes	538
1,018
Increase (decrease) in financial statement debt	1,685
(Increase) decrease in sinking fund debt	15
Increase (decrease) in guarantees and non-guaranteed debt	(9)
Increase (decrease) in total provincial debt	1,691

September Budget Update – 2009/10 to 2011/12

APPENDICES

Tables:
Tax Expenditures		129
A1.1	Social and Income Transfer Programs — Tax Expenditure	131
A1.2	Economic Development and Business Programs — Tax Expenditure	133
A1.3	Environmental Protection Programs — Tax Expenditure	133
A2	Interprovincial Comparisons of Tax Rates — 2009	134
A3	Comparison of Provincial and Federal Taxes by Province — 2009	135
A4	Interprovincial Comparisons of Provincial Personal Income Taxes Payable — 2009	137
A5	Summary of Revenue Measures from July 30, 2001 to September 1, 2009	138
A6	Operating Statement — 2005/06 to 2011/12	143
A7	Revenue by Source — 2005/06 to 2011/12	144
A8	Expense by Function — 2005/06 to 2011/12	145
A9	Service Delivery Agency Operating Results — 2005/06 to 2011/12	146
A10	Material Assumptions — Revenue	148
A11	Natural Gas Price Forecasts: 2009/10 to 2011/12	153
A12	Material Assumptions — Expense	154
A13	Full-Time Equivalents (FTEs) 2005/06 to 2011/12	156
A14	Capital Spending — 2005/06 to 2011/12	157
A15	Statement of Financial Position — 2005/06 to 2011/12	158
A15a	Changes in Financial Position — 2005/06 to 2011/12	159
A16	Provincial Debt Summary — 2005/06 to 2011/12	160
A17	Key Provincial Debt Indicators — 2005/06 to 2011/12	161

September Budget Update – 2009/10 to 2011/12

Appendices

A1: Tax Expenditures

Introduction

A tax expenditure is the reduction in revenues from delivering government programs or benefits through the tax system rather than through voted budget appropriations. Tax expenditures are usually made by offering special tax rates, exemptions, or tax credits. Governments introduce tax expenditures primarily to achieve social policy objectives such as transfers to lower income families or to promote economic development and job creation.

Reporting tax expenditures improves government accountability by providing a more complete picture of government activities. The tax expenditure appendix outlines major tax expenditures for the 2008/09 fiscal year. It does not include tax expenditures introduced or expanded in Budget 2009 or September Update 2009. These are described in Part 2: Tax Measures.

The Role of Tax Expenditure Programs

Using the tax system to deliver programs can reduce administration costs and compliance costs for recipients. In certain situations, the tax system allows intended beneficiaries to be readily identified from information that is already collected. In these cases setting up a separate expenditure program would result in costly overlap and duplication of effort. An example is the provincial sales tax credit, which is delivered through the income tax system. If this were a direct provincial expenditure program, a provincial agency or office would have to be established to duplicate much of the work already done by the Canada Revenue Agency. In addition, it would require individuals to undertake a separate, time-consuming application process in order to qualify for the benefit.

There are, however, several potential drawbacks to tax expenditure programs. First, their overall cost often receives less public scrutiny than is the case for spending programs because annual budget appropriations by the legislature are not typically required. Second, tax expenditure programs do not always effectively target those who are intended to benefit from them. Some expenditure programs that are intended to provide tax relief for low income earners may, in reality, confer the greatest benefit on high income earners who pay the most taxes. Finally, costs are often more difficult to control under a tax expenditure program because the benefits tend to be more open-ended and enforcement is often more difficult than for spending programs.

Tax Expenditure Reporting

Not all tax reductions, credits and exemptions are classed as tax expenditures. Three criteria were used to choose those features of the tax system that should be reported as tax expenditures.

First, the emphasis is on tax reductions, exemptions and refunds that are close equivalents to spending programs. By implication, the list does not include tax measures designed to meet broad tax policy objectives such as improving fairness in the tax system, or measures designed to simplify the administration of the tax. The list also does not include items that are generally excluded from a particular tax base. For example, most services are excluded from provincial sales taxes, which are primarily designed to apply to purchases of goods.

September Budget Update – 2009/10 to 2011/12

Appendices

Second, revenues raised under provincial government authority that are turned over to agencies outside of government are not reported as tax expenditures in this appendix. This includes, for example, the hotel room tax revenues transferred to Tourism BC.

Third, smaller items of less than $2 million are generally not included. Where practical, smaller items have been presented together as an aggregate figure.

British Columbia Tax Expenditure Programs

The following tables report tax expenditure estimates.

For presentation purposes, British Columbia tax expenditures have been broken into three broad categories.

•                  Social and Income Transfer Programs (Table A1.1): These include tax expenditures that are offered as part of government’s mix of health, education, housing, income transfer and family related programs. Examples include the BC Family Bonus, the home owner grant, the sales tax exemption for children’s clothing and the income tax credit for medical expenses.

•                  Economic Development and Business Programs (Table A1.2): This category includes tax preferences for small businesses and measures to encourage new private sector investment.

•                  Environmental Protection Programs (Table A1.3): There are relatively few tax expenditures in this category because environmental protection is now generally based on the principle of “polluter pay”, such as the lead-acid battery levy. However, environmental tax expenditures include, for example, a sales tax exemption for bicycles and a fuel tax exemption for certain alternative fuels.

Each category has its own table of tax expenditure estimates. Within each table, the list of tax expenditures delivered through the income tax system has been separated into two subcategories.

•                  Provincial Measures: This includes all major tax expenditures that are under provincial policy control.

•                  Federal Measures: British Columbia shares the cost of some federal income tax expenditure programs because, under the tax collection agreement between British Columbia and the federal government, the province has agreed to maintain a consistent income tax base with the federal government in the interest of reducing administrative and compliance costs.

The cost of individual tax expenditures cannot be added together to reach a total tax expenditure figure for two reasons:

•                  in some cases the programs interact with one another so that eliminating one program could increase or decrease the cost of another; and

•                  eliminating certain tax expenditure programs could change the choices taxpayers make, which in turn would affect the cost estimates.

The estimates for each tax expenditure are based on a static analysis of the costs and do not take into account any behavioural changes which could change the cost over time. In addition, all estimates are recalculated each year using current data sources and using refinements to the methods of estimation which can result in significant changes to the value of a given tax expenditure from prior years’ reports.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A1.1   Social and Income Transfer Programs – Tax Expenditure

2008/09
Estimated Cost
($ millions)
Provincial Sales Tax (1)
Exemptions for the following items:
• Food (basic groceries, snack foods, candies, soft drinks and restaurant meals)	991
• Residential fuels (electricity, natural gas, fuel oil, etc.)	200
• Prescription and non-prescription drugs, vitamins and certain other health care products and appliances	165
• Children’s clothing and footwear	34
• Clothing patterns, fabrics and notions	4
• Specified school supplies	55
• Books, magazines and newspapers	63
• Basic telephone and cable service	82
• “1-800” and equivalent telephone services	9
• Specified safety equipment	11
• Labour to repair major household appliances, clothing and footwear	8
• Miscellaneous consumer exemptions (e.g. used clothing under $100)	4
• Livestock for human consumption and feed, seed and fertilizer	47
Personal Income Tax
Provincial Measures
BC Family Bonus (2)	12
BC Low Income Climate Action Tax Credit	106
Sales Tax Credit	53
Political contributions tax credit	1
Provincial Non-Refundable Credits: (3)
• Charitable donations tax credit	174
• Tax credits for tuition and education	44
• Tax credits for disabilities and medical expenses	59
• Pension income tax credit	22
• Credit for persons older than 65 years	50
• Married and equivalent-to-married credits	70
• Tax credit for Canada Pension Plan contributions	122
• Tax credit for Employment Insurance premiums paid	41

September Budget Update – 2009/10 to 2011/12

Appendices

Table A1.1 Social and Income Transfer Programs – Tax Expenditure – Continued

			2008/09
			Estimated Cost
			($ millions)
Federal Measures (4)
• Deduction and inclusion of alimony and child support payments			5
• Child care expense deduction			31
• Exemption from capital gains up to $500,000 for small businesses and family farms			38
• Deduction for residents of northern and isolated areas			6
• Non-taxation of employer-paid insurance premiums for group private health and welfare plans			115
• Tax Free Savings Accounts			1
• Registered Retirement Savings Plans: (5)
• exemption for	– contributions	354
	– investment earnings	346
• taxation of	– withdrawals	(202)
	Total		498
• Registered Pension Plans: (5)
• exemption for	– contributions	380
	– investment earnings	624
• taxation of	– withdrawals	(295)
	Total		709
Corporation Income Tax (6)
Charitable donations deduction			20

School and Rural Area Property Tax (7)
Home Owner Grant			678
Exemption for places of worship			9

Property Transfer Tax
Exemption for first-time home buyers			66
Exemptions for the following:
• Property transfers between related individuals			68
• Property transfers to municipalities, regional districts, hospital districts, library boards, school boards, water districts and educational institutions			12
• Property transfers to charities registered under the Income Tax Act (Canada)			8

(1)	Estimates of the cost of sales tax measures are based on most current information available.
(2)

The $12 million represents the tax expenditure portion of the program’s cost. The tax expenditure portion represents family bonus payments that effectively reduce the recipient’s personal income tax. The remaining cost of the program, including recoveries and administration costs, of $12 million for 2008/09, is presented in the BC Family Bonus Vote because it represents payments to families which exceed their provincial income tax liabilities. In 2008/09, the total program cost was $24 million.

(3)	Provincial non-refundable credits are generally based on estimates of credit claims by British Columbia residents.
(4)

The estimates show provincial revenue losses only. They are based on estimates of projected federal losses contained in Government of Canada: Tax Expenditures and Evaluations, 2008. British Columbia personal income tax expenditures for the federal measures are based on the amounts claimed by British Columbia residents for the measure and the relevant provincial tax rates for the period. Certain tax expenditure items have been excluded where no data were available or the amounts were immaterial.

(5)

Registered retirement savings plans and registered pension plans are treated in the same way as in the federal tax expenditure report. The tax expenditure associated with these schemes is presented as the amount of tax that would otherwise be paid in the year of deferral, were the deferral not available. However, this type of estimate overstates the true costs of these preferences because taxes are eventually paid, including tax on investment earnings. An estimate that does not overstate these costs would, however, be difficult to develop and would require some largely speculative assumptions.

(6)

The deduction offered for corporate charitable donations is a federal measure, but the estimate shows only the provincial revenue loss. This is calculated from the federal revenue loss by applying British Columbia’s share of corporate taxable income and the relevant tax rates to the federal estimate.

(7)	The property tax estimate is for the 2008 calendar year, and includes only school and rural area property taxes levied by the province. The home owner grant cost is shown for the 2008/09 fiscal year.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A1.2   Economic Development and Business Programs – Tax Expenditure

2008/09
Estimated Cost
($ millions)
Fuel Tax
Tax exemption for international flights carrying cargo	2
Tax exemption for family farm trucks (on road)	5
Tax exemption for compressor fuel used to transmit natural gas from wellhead to processing plant	14
Personal Income Tax
Training tax credit	15
Venture capital tax credit	25
Employee venture capital tax credit	2
BC mining flow-through tax credit	16
Corporation Income Tax
Provincial Measures
Training tax credit	5
Film and video tax credit	79
Production services tax credit	120
International financial activities tax refund (1)	20
Scientific Research and Experimental Development Tax Credit	136
Mining Exploration Tax Credit	10
School and Rural Area Property Taxation (2)
Assessment exemption of $10,000 for industrial and business properties	8
Overnight tourist accommodation assessment relief	3
Exemption for property used for pollution abatement (3)	6

(1)	Includes employee income tax refunds.
(2)	Estimates are for the 2008 calendar year and include only school and rural area property taxes levied by the province.
(3)

The property tax exemption for most land and improvements used in pollution abatement equipment was removed for 1997, but existing properties which were exempt in 1996 remain exempt under grandparenting provisions.

Table A1.3   Environmental Protection Programs – Tax Expenditure

2008/09
Estimated Cost
($ millions)
Provincial Sales Tax
Exemptions for the following items:
• Bicycles	8
• Specified energy conservation equipment (1)	26
• Hybrid electric and fuel efficient passenger vehicles	27
Fuel Tax
Tax exemption for alternative fuels	17

(1)          Includes all energy conservation/energy efficient equipment: ENERGY STAR items, energy efficient water heaters, insulation material, polystyrene forming blocks used in construction industry and similar material that prevents heat loss from a building.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A2   Interprovincial Comparisons of Tax Rates – 2009

(Rates known as of August 17, 2009) (1)

									Prince
	British		Saskat-				New	Nova	Edward	New-
Tax	Columbia	Alberta	chewan	Manitoba	Ontario	Quebec	Brunswick	Scotia	Island	foundland
Corporation income tax (2) (per cent of taxable income)
General rate	11	10	12	12	14	11.4	12	16	16	14
Manufacturing rate	11	10	10	12	12	9.9	12	16	16	5
Small business rate	2.5	3	4.5	1	5.5	8.0	5	5	2.1	5
Small business threshold ($000s)	400	500	500	400	500	500	500	400	500	500
Corporation capital tax (3)
Non-financial	Nil	Nil	Nil	.1/.3	.225	.24	Nil	.15	Nil	Nil
Financial	.33/1.0	Nil	.7/3.25	3.0	.54/.675	.72	3.0	4.0	5.0	4.0
Health care premiums (4)
Individual/family	54/108	44/88	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Payroll tax (5) (per cent)	Nil	Nil	Nil	2.15	1.95	4.26	Nil	Nil	Nil	2.0
Insurance premium tax (per cent) (6)	2-4.4	2-3	3-4	2-3	2-3.5	2-3	2-3	3-4	3.5	4
Fuel tax (cents per litre) (7)
Gasoline	18.01	9.0	15.0	11.5	14.7	21.9	17.5	22.6	15.8	22.4
Diesel	19.04	9.0	15.0	11.5	14.3	22.6	23.6	21.8	20.2	23.8
Sales tax (per cent) (8)
General rate	7	Nil	5	7	8	7.5	8	8	10	8
Liquor (9)	10	Nil	10	7	10, 12	7.5	8	8	37.5	8
Meals	Nil	Nil	Nil	7	8	7.5	8	8	10	8
Accommodation	8	4	5	7	5	7.5	8	8	10	8
Tobacco tax (dollars per carton of 200 cigarettes) (10)	37.00	40.00	40.30	42.20	24.70	20.60	28.30	49.40	44.90	41.80

(1)	Rates shown are those known as of August 17, 2009 and that are in effect for 2009.
(2)

Provinces planning reductions in general corporate income tax rates include British Columbia, to 10.5 per cent effective January 1, 2010 and to 10 per cent effective January 1, 2011, Ontario, to 12 per cent effective July 1, 2010, to 11.5 per cent effective July 1, 2011, to 11 per cent effective July 1, 2012 and to 10 per cent effective July 1, 2013; and New Brunswick, to 11 per cent effective July 1, 2010, to 10 per cent effective July 1, 2011 and to 8 per cent effective July 1, 2012.

Provinces planning changes to their small business rates include British Columbia, to the lowest rate in Canada by April 1, 2012, Ontario, to 4.5 per cent effective July 1, 2010, Nova Scotia, to 4 per cent effective January 1, 2011, to 3 per cent effective January 1, 2012 and to 2.5 per cent effective January 1, 2013, and Prince Edward Island, to 1 per cent effective April 1, 2010. The British Columbia small business threshold increases to $500,000 effective January 1, 2010.

(3)

Provinces planning to eliminate their general corporation capital taxes include Manitoba effective January 1, 2011, Ontario effective July 1, 2010, Quebec effective January 1, 2011 and Nova Scotia by 2012. Provinces planning elimination of their capital taxes on financial institutions include British Columbia, effective January 1, 2010 and Ontario, effective July 1, 2010.

(4)

British Columbia has a two-person rate of $96; rates will increase effective January 1, 2010 to $59 for singles, $102 for two-persons and $114 for families. British Columbia provides premium assistance in the form of lower rates or an exemption from premiums for lower income individuals and families. Ontario and Quebec levy health care contributions as additions to provincial personal income taxes payable.

(5)	Provinces with payroll taxes provide payroll tax relief for small businesses.
(6)

The lower rate applies to premiums for life, sickness and accident insurance; the higher rate applies to premiums for property insurance including automobile insurance. In Ontario, Quebec and Newfoundland specific sales taxes also apply to insurance premiums, except those related to individual life and health.

(7)

Tax rate is for regular fuel used on highways and includes all provincial taxes payable by consumers at the pump. The British Columbia rate includes 6.75 cents per litre dedicated to the BC Transportation Financing Authority and the carbon tax rates of 3.51 cents per litre for gasoline and 4.04 cents per litre for diesel. The British Columbia rates do not include regional taxes that effectively increase the gasoline and diesel tax rates by 6 cents per litre in the South Coast British Columbia transportation service area and by 3.5 cents per litre in the Capital Regional District. The tax rates for Quebec, New Brunswick, Nova Scotia and Newfoundland include provincial sales tax based on current pump prices. The PEI rate consists of an ad valorem tax rate capped at 8.7 cents per litre and a volume-based motor fuel tax rate set at 7.1 cents per litre for gasoline and 11.5 cents per litre for diesel fuel.

(8)

The rates shown are statutory rates. Quebec and PEI impose tax on the purchase price including GST. British Columbia and Ontario plan to harmonize their sales taxes with the federal GST effective July 1, 2010. The Quebec tax rate increases to 8.5 per cent effective January 1, 2010.

(9)

In Ontario, sellers of liquor at licensed establishments are generally required to charge sales tax at the rate of 10 per cent; however, a rate of 12 per cent applies to liquor purchased at beer manufacturers’ outlets, Brewers Retail stores, government liquor stores and wine stores.

(10)	Includes estimated provincial sales tax where applicable.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A3 Comparison of Provincial and Federal Taxes by Province – 2009

										Prince
		British		Saskat-				New	Nova	Edward	New-
Tax		Columbia	Alberta	chewan	Manitoba	Ontario	Quebec	Brunswick	Scotia	Island	foundland
		( $ )
Two Income Family of Four - $90,000
1.	Provincial Income Tax	3,565	4,520	4,784	6,811	4,876	7,917	6,200	6,949	6,894	5,987
	Net Child Benefits	0	113	0	—	0	-1,637	0	0	—	0
2.	Property Tax - Gross	3,092	2,343	4,226	3,094	4,461	4,523	4,080	3,577	2,813	2,382
	- Net	2,522	2,343	4,226	2,494	4,461	4,523	4,080	3,577	2,813	2,382
3.	Sales Tax	1,253	15	970	1,359	1,728	2,045	1,950	1,919	1,625	1,959
4.	Fuel Tax	218	135	225	173	221	306	236	309	237	336
5.	Net Carbon Tax	-93	—	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	7,465	7,126	10,205	10,837	11,286	13,154	12,466	12,754	11,569	10,664
7.	Health Care Premiums/Payroll Tax	1,296	0	—	1,935	1,755	3,834	—	—	—	1,800
8.	Total Provincial Tax	8,761	7,126	10,205	12,772	13,041	16,988	12,466	12,754	11,569	12,464
9.	Federal Income Tax	8,160	8,160	8,160	8,160	8,160	8,160	8,160	8,160	8,160	8,160
10.	Net Federal GST	1,290	1,379	1,306	1,230	1,273	1,252	1,219	1,199	1,215	1,225
11.	Total Tax	18,211	16,665	19,671	22,162	22,474	26,400	21,845	22,113	20,944	21,849

Two Income Family of Four - $60,000
1.	Provincial Income Tax	1,594	1,989	1,878	3,640	2,131	3,975	3,114	3,627	3,797	3,205
	Net Child Benefits	0	-283	0	—	0	-2,737	0	0	—	0
2.	Property Tax - Gross	2,251	1,901	2,816	2,501	3,188	3,109	2,269	2,245	2,237	1,640
	- Net	1,681	1,901	2,816	1,901	3,188	3,109	2,269	2,245	2,237	1,640
3.	Sales Tax	983	13	782	1,089	1,385	1,742	1,565	1,542	1,298	1,561
4.	Fuel Tax	218	135	225	173	221	306	236	309	237	336
5.	Net Carbon Tax	-13	—	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	4,463	3,755	5,701	6,803	6,925	6,395	7,184	7,723	7,569	6,742
7.	Health Care Premiums/Payroll Tax	1,296	0	—	1,290	1,170	2,556	—	—	—	1,200
8.	Total Provincial Tax	5,759	3,755	5,701	8,093	8,095	8,951	7,184	7,723	7,569	7,942
9.	Federal Income Tax	3,980	3,980	3,980	3,980	3,980	3,980	3,980	3,980	3,980	3,980
10.	Net Federal GST	1,012	1,151	1,052	985	1,021	1,067	978	964	970	976
11.	Total Tax	10,751	8,886	10,733	13,058	13,096	13,998	12,142	12,667	12,519	12,898

Two Income Family of Four - $30,000
1.	Provincial Income Tax	0	0	0	503	158	-735	0	765	863	997
	Net Child Benefits	0	-1,212	0	—	-287	-3,174	0	0	—	0
2.	Property Tax - Gross	2,251	1,901	2,816	2,501	3,188	3,109	2,269	2,245	2,237	1,640
	- Net	1,681	1,901	2,816	1,901	3,188	3,109	2,269	2,245	2,237	1,640
3.	Sales Tax	740	10	335	822	1,026	1,447	1,186	1,152	971	1,141
4.	Fuel Tax	145	90	150	115	147	204	157	206	158	224
5.	Net Carbon Tax	-207	—	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	2,359	789	3,301	3,341	4,232	851	3,612	4,368	4,229	4,002
7.	Health Care Premiums/Payroll Tax	0	0	—	645	585	1,278	—	—	—	600
8.	Total Provincial Tax	2,359	789	3,301	3,986	4,817	2,129	3,612	4,368	4,229	4,602
9.	Federal Income Tax	523	523	523	523	523	523	523	523	523	523
10.	Net Federal GST	6	154	21	-13	0	130	-15	-36	-31	-43
11.	Total Tax	2,888	1,466	3,845	4,496	5,340	2,782	4,120	4,855	4,721	5,082

Unattached Individual - $25,000
1.	Provincial Income Tax	498	538	977	914	965	708	1,125	1,246	1,416	1,107
2.	Property Tax	—	—	—	—	—	—	—	—	—	—
3.	Sales Tax	412	5	333	487	591	730	702	696	571	703
4.	Fuel Tax	145	90	150	115	147	204	157	206	158	224
5.	Net Carbon Tax	-80	—	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	975	633	1,460	1,516	1,703	1,642	1,984	2,148	2,145	2,034
7.	Health Care Premiums/Payroll Tax	130	0	—	538	488	1,065	—	—	—	500
8.	Total Provincial Tax	1,105	633	1,460	2,054	2,191	2,707	1,984	2,148	2,145	2,534
9.	Federal Income Tax	1,618	1,618	1,618	1,618	1,618	1,618	1,618	1,618	1,618	1,618
10.	Net Federal GST	90	112	86	77	73	74	61	57	58	61
11.	Total Tax	2,813	2,363	3,164	3,749	3,882	4,399	3,663	3,823	3,821	4,213

September Budget Update – 2009/10 to 2011/12

Appendices

Table A3 Comparison of Provincial and Federal Taxes by Province – 2009 – Continued

										Prince
		British		Saskat-				New	Nova	Edward	New-
Tax		Columbia	Alberta	chewan	Manitoba	Ontario	Quebec	Brunswick	Scotia	Island	foundland
		( $ )
Unattached Individual - $80,000
1.	Provincial Income Tax	4,406	5,407	7,006	7,917	5,768	9,203	7,401	8,493	8,139	7,344
2.	Property Tax - Gross	1,540	1,882	3,055	3,676	3,089	4,127	1,845	2,948	2,062	1,683
	- Net	970	1,882	3,055	3,076	3,089	4,127	1,845	2,948	2,062	1,683
3.	Sales Tax	1,039	12	655	1,159	1,495	1,652	1,719	1,667	1,398	1,721
4.	Fuel Tax	218	135	225	173	221	306	236	309	237	336
5.	Net Carbon Tax	-140	—	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	6,493	7,436	10,941	12,325	10,573	15,288	11,201	13,417	11,836	11,084
7.	Health Care Premiums/Payroll Tax	648	0	—	1,720	1,560	3,408	—	—	—	1,600
8.	Total Provincial Tax	7,141	7,436	10,941	14,045	12,133	18,696	11,201	13,417	11,836	12,684
9.	Federal Income Tax	11,231	11,231	11,231	11,231	11,231	11,231	11,231	11,231	11,231	11,231
10.	Net Federal GST	1,181	1,218	1,130	1,084	1,142	1,024	1,074	1,042	1,066	1,076
11.	Total Tax	19,553	19,885	23,302	26,360	24,506	30,951	23,506	25,690	24,133	24,991

Senior Couple with Equal Pension Incomes - $30,000
1.	Provincial Income Tax	0	0	0	-316	-897	-659	0	355	378	390
2.	Property Tax - Gross	2,251	1,901	2,816	2,501	3,188	3,109	2,269	2,245	2,237	1,640
	- Net	1,406	1,901	2,816	1,901	3,188	3,109	2,269	2,245	2,237	1,640
3.	Sales Tax	756	9	576	871	1,041	1,299	1,293	1,278	1,045	1,304
4.	Fuel Tax	145	90	150	115	147	204	157	206	158	224
5.	Net Carbon Tax	-146	—	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	2,161	2,000	3,542	2,571	3,479	3,953	3,719	4,084	3,818	3,558
7.	Health Care Premiums/Payroll Tax	230	0	—	—	—	—	—	—	—	—
8.	Total Provincial Tax	2,391	2,000	3,542	2,571	3,479	3,953	3,719	4,084	3,818	3,558
9.	Federal Income Tax	0	0	0	0	0	0	0	0	0	0
10.	Net Federal GST	356	384	334	353	327	310	312	303	313	319
11.	Total Tax	2,747	2,384	3,876	2,924	3,806	4,263	4,031	4,387	4,131	3,877

Personal Income Tax

•              Income tax is based on basic personal credits, applicable provincial credits, and typical major deductions at each income level. Quebec residents pay federal income tax less an abatement of 16.5 per cent of basic federal tax. This abatement has been used to reduce Quebec provincial tax rather than federal tax, for comparative purposes. The two income family of four with $60,000 annual income is assumed to have one spouse earning $40,000 and the other $20,000, the family with $90,000 income is assumed to have one spouse earning $50,000 and the other $40,000, the family with $30,000 is assumed to have each spouse earning $15,000 and each senior is assumed to receive $15,000. All representative families are assumed to have employment income except the senior couple. British Columbia personal income tax has been calculated using the 2008 tax rates in effect prior to the implementation of the rate cuts in the government’s plan to recycle carbon tax revenues. The benefit of the rate cuts is shown as a reduction in carbon taxes payable.

Net Child Benefits

•              Net child benefits are provincial measures affecting payments to families with children. Provincial child benefit measures are available in British Columbia (BC Family Bonus), Alberta (Family Employment Credit), Saskatchewan (Child Benefit), Ontario (Child Care Supplement for Working Families), Quebec (Child Assistance Payments), New Brunswick (Child Tax Benefit), Nova Scotia (Child Benefit) and Newfoundland (Child Benefit). In addition, the Alberta government has chosen to vary the amount of the basic federal child tax benefit that its residents receive (shown as a net amount)

Property Tax

•              It is assumed that the individual at $25,000 rents accommodation; the family at $30,000 and at $60,000 and the senior couple own bungalows; the family at $90,000 owns a two-story executive style home; and the single at $80,000 owns a luxury condominium, in a major city for each province. Net local and provincial property taxes are estimated as taxes owing after credits provided through the property tax system are subtracted.

Sales, Fuel and Carbon Tax Estimates

•              Includes sales tax on meals, liquor and accommodation. Estimates are based on expenditure patterns from the Survey of Household Spending. In estimating individual and family taxable consumption, disposable income is reduced by 20 per cent to reflect housing (mortgage and property taxes or rent) costs. The senior couple is assumed to own their home and have no mortgage costs. For each province, disposable income is further reduced by estimated federal income taxes, estimated provincial income taxes and health care premiums if applicable. In addition, the single individual with $80,000 annual income and the family with $90,000 annual income are assumed to have savings equal to 5 per cent of their disposable income. For each family, disposable income is distributed among expenditures using the consumption pattern of a typical family with the relevant characteristics as estimated by the family expenditure survey. The provincial retail sales tax and the federal goods and services tax (GST) components of these expenditures are then calculated. GST estimates have been reduced by the GST credit, where applicable

•              Fuel tax is based on annual consumption: 1,000 litres of unleaded fuel for the single at $25,000, the family at $30,000 and the senior couple; others are assumed to consume 1,500 litres.

•              Carbon tax applies in British Columbia to household consumption of gasoline, diesel, natural gas and home heating fuel. Estimated carbon tax liabilities are based on natural gas and home heating fuel consumption amounts from the Survey of Household Spending and the assumed fuel tax consumption noted above. Net carbon tax is estimated as carbon tax liabilities less the value of the personal income tax cuts and the BC Low income Climate Action Tax Credit (where applicable) as reported in the Government’s plan to recycle carbon tax revenues

Health Care Premiums/Payroll Tax

•              A health care premium is levied in British Columbia only. Approximately 50 per cent of British Columbia premiums are paid by employers on behalf of their employees with the remainder paid by individuals, either by employees or by residents who are not employed. Payroll taxes, in the four provinces that levy them, are paid by the employer. The cost to employers of payroll taxes and health care premiums paid on behalf of employees is generally reflected in reduced wages.

Effective Tax Rates

•              British Columbia taxes have been calculated using rates in effect for 2009. Taxes for other provinces were calculated using rates that were announced prior to August 17, 2009, and that come into effect during 2009.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A4        Interprovincial Comparisons of Provincial Personal Income Taxes Payable (1) – 2009

(Rates known as of August 17, 2009)

									Prince
	British		Saskat-				New	Nova	Edward	New-
Taxable income (2)	Columbia	Alberta	chewan	Manitoba	Ontario	Quebec(3)	Brunswick	Scotia	Island	foundland
	Annual provincial taxes payable(4) ($)
$10,000	0	0	0	22	0	0	0	0	0	0
$20,000	177	206	613	1,127	602	761	638	904	1,091	852
$30,000	951	1,139	1,639	2,164	1,467	2,130	1,796	1,800	2,005	1,570
$40,000	1,536	2,073	2,666	3,347	2,279	3,523	2,839	3,236	3,240	2,745
$50,000	2,289	3,037	3,925	4,584	3,323	5,178	4,159	4,700	4,586	3,998
$60,000	3,059	4,037	5,225	5,859	4,238	6,816	5,511	6,209	5,966	5,278
$70,000	3,829	5,037	6,525	7,274	5,212	8,454	6,863	7,876	7,521	6,770
$80,000	4,838	6,037	7,825	9,014	6,693	10,179	8,359	9,543	9,191	8,320
$100,000	7,270	8,037	10,425	12,494	10,175	14,130	11,399	13,229	12,534	11,420
$125,000	10,945	10,537	13,882	16,844	14,527	19,058	15,275	18,041	17,126	15,295
$150,000	14,620	13,037	17,632	21,194	18,880	23,868	19,287	22,854	21,719	19,170

	Provincial personal income taxes as a per cent of taxable income (%)
$10,000	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0
$20,000	0.9	1.0	3.1	5.6	3.0	3.8	3.2	4.5	5.5	4.3
$30,000	3.2	3.8	5.5	7.2	4.9	7.1	6.0	6.0	6.7	5.2
$40,000	3.8	5.2	6.7	8.4	5.7	8.8	7.1	8.1	8.1	6.9
$50,000	4.6	6.1	7.9	9.2	6.6	10.4	8.3	9.4	9.2	8.0
$60,000	5.1	6.7	8.7	9.8	7.1	11.4	9.2	10.3	9.9	8.8
$70,000	5.5	7.2	9.3	10.4	7.4	12.1	9.8	11.3	10.7	9.7
$80,000	6.0	7.5	9.8	11.3	8.4	12.7	10.4	11.9	11.5	10.4
$100,000	7.3	8.0	10.4	12.5	10.2	14.1	11.4	13.2	12.5	11.4
$125,000	8.8	8.4	11.1	13.5	11.6	15.2	12.2	14.4	13.7	12.2
$150,000	9.7	8.7	11.8	14.1	12.6	15.9	12.9	15.2	14.5	12.8

(1)

Calculated for a single individual with wage income and claiming credits for Canada Pension Plan and Quebec Pension Plan contributions, Employment Insurance premiums, Quebec Parental Insurance Plan premiums, and the basic personal amount.

(2)

Taxable income, total income less allowable deductions, is defined by federal legislation in all provinces except Quebec. In the table it is assumed that federally defined taxable income is equal to Quebec taxable income.

(3)

Quebec residents pay federal tax less an abatement of 16.5 per cent of federal tax. In the table, the Quebec abatement has been used to reduce Quebec provincial personal income tax for comparative purposes.

(4)

Includes provincial low income reductions (all provinces except Alberta and Saskatchewan), surtaxes payable in Ontario, Nova Scotia and Prince Edward Island, and the Ontario Health Premium tax. Excludes credits for sales and property tax credits.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A5        Summary of Revenue Measures from July 30, 2001 to September 1, 2009 (1)

July 30, 2001 Economic and Fiscal Update	Effective Date
Income Tax
• 25 per cent personal income tax cut	January 1, 2001
• Dividend tax credit rates reduced	January 1, 2001
• General corporate income tax rate reduced to 13.5 per cent from 16.5 per cent	January 1, 2002
• Manufacturing and processing tax credit repealed	July 31, 2001
Corporation Capital Tax
• Tax phased-out for general corporations	September 1, 2001
Social Service Tax
• Tax exemption for production machinery and equipment	July 31, 2001
• Vehicle surtax threshold for passenger vehicles increased	July 31, 2001
Motor Fuel Tax
• Tax exemption provided for marine bunker fuel	August 1, 2001
• Domestic jet fuel and aviation fuel tax rates reduced to 2 cents/litre	August 1, 2001

Budget 2002
Income Tax
• Increase sales tax credit	January 1, 2002
• Adjust BC Family Bonus	July 1, 2002
• Raise small business threshold to $300,000	April 1, 2002
Medical Services Plan Premiums
• Increase premiums and enhance premium assistance	May 1, 2002
Social Service Tax
• Increase provincial sales tax rate to 7.5 per cent from 7 per cent	February 20, 2002
• Expand machinery and equipment tax exemption to include repair parts	February 20, 2002
Tobacco Tax
• Increase tobacco tax rate to $30 from $22 per carton	February 20, 2002
School and Rural Area Property Taxes
• Increase average gross residential rural and school property taxes by 2 per cent	January 1, 2002
Miscellaneous measures
• Disability credits; sales tax exemptions for farmers and refunds to Parent Advisory Councils	various

Budget 2003
Income Tax
• Increase budget for labour sponsored venture capital tax credits	April 1, 2003
• Introduce an equity tax credit for new media	April 1, 2003
• Provide an enhanced regional incentive for film credits	April 1, 2003
• Introduce a Digital Animation or Visual Effects tax credit	April 1, 2003
• Extend the BC Mining Flow-Through Share Tax Credit	January 1, 2004
• Extend the Mining Exploration Tax Credit for three years	August 1, 2003
• Introduce a book publishing tax credit	October 1, 2002
Corporation Capital Tax
• Increase the capital tax exemption threshold for small financial institutions to $10 million from $5 million	April 1, 2003
Motor Fuel Tax
• Provide exemption for marine gas oil used in gas turbine powered commercial vessels	February 19, 2003
BC Transportation Financing Authority Revenue
• Increase the clear fuel tax rate levied on behalf of BC Transportation Financing Authority by 3.5 cents/litre	March 1, 2003
Tobacco Tax
• Increase the tobacco tax rate to $32 from $30 per carton and to 16 cents from 15 cents per gram of fine-cut tobacco	February 19, 2003
School and Rural Area Property Taxes
• Increase average gross residential rural and school property taxes by inflation	January 1, 2003
Insurance Premium Tax
• Increase tax on property insurance to 4.4 per cent from 4 per cent to offset forest fire suppression costs	January 1, 2004
• Clarify the definition of taxable insurers	February 19, 2003
Property Transfer Tax
• Enhance fairness and effectiveness of First Time Home Buyers’ exemption	February 19, 2003

September Budget Update – 2009/10 to 2011/12

Appendices

Table A5 Summary of Revenue Measures from July 30, 2001 to September 1, 2009 (1) – Continued

Budget 2004	Effective Date
Income Tax
• Reduce BC Family Bonus and BC Earned Income amounts	July 1, 2004
• Extend Scientific Research and Experimental Development Tax Credit	September 1, 2004
International Financial Business Tax Refund
• Allow non-financial institutions to register, expand the list of qualifying activities and eliminate the employee tax refund	September 1, 2004
Tobacco Tax
• Increase tobacco tax rate to $35.80 from $32.00 per carton and to 17.9 cents per gram for fine-cut tobacco	December 20, 2003
Home Owner Grant Act
• Increase the threshold for the home owner grant phase-out to $585,000 from $525,000	January 1, 2004
Ports Property Tax Act
• Reduce property taxes on major BC port facilities and provide compensation to municipalities	January 1, 2004

Budget 2005 – February 15, 2005
Income Tax
• Introduce the BC Tax Reduction, a non-refundable personal income tax credit	January 1, 2005
• Extend the Mining Exploration Tax Credit to 2016	August 1, 2006
• Increase the Film Incentive BC and Production Services tax credit rates	January 1, 2005
• Increase corporate income tax small business threshold to $400,000 from $300,000	January 1, 2005
Social Service Tax
• Reduce provincial sales tax rate to 7 per cent from 7.5 per cent	October 21, 2004
• Increase incentives for purchases of hybrid passenger vehicles on a time-limited basis	February 16, 2005
• Provide time-limited exemption for ENERGY STAR residential heating equipment	February 16, 2005
• Increase vehicle surtax threshold for passenger vehicles to $49,000 from $47,000	February 16, 2005
Property Transfer Tax
• Increase thresholds for First Time Home Buyers’ program	February 16, 2005
Medicare Protection Act
• Enhance Medical Services Plan premium assistance	July 1, 2005
Home Owner Grant Act
• Increase threshold for home owner grant phase-out and reduce reduction rate	2005 tax year
School Act
• Exempt specified improvements of eligible hydroelectric projects	2005 tax year

September Update (September 14, 2005)
Income Tax
• Reduce the general corporate income tax rate to 12 per cent from 13.5 per cent	July 1, 2005
International Financial Activity Act
• Provide tax refunds for the exploitation of life science related patents	January 1, 2006

Budget 2006
Income Tax
• Introduce an enhanced dividend tax credit to parallel new federal credit	January 1, 2006
• Extend the BC Mining Flow-through Share Tax Credit to December 31, 2008	January 1, 2006
• Extend the enhanced tax credit rates for the Film Incentive BC and Production Services tax credits to 2008	April 1, 2006
Social Service Tax
• Exempt services to maintain or modify software	February 22, 2006
• Clarify and expand eligibility for machinery and equipment exemption	February 22, 2006
• Increase vehicle surtax threshold for passenger vehicles to $55,000 from $49,000	February 22, 2006
• Provide authority to repeal tire levy when industry stewardship program introduced	January 1, 2007
Motor Fuel Tax
• Expand eligible coloured fuel uses	February 22, 2006
Home Owner Grant Act
• Increase the basic home owner grant to $570 from $470 and the grant for seniors, veterans and the disabled to $845 from $745	2006 tax year
• Increase the threshold for the home owner grant phase out	2006 tax year
Small Business Venture Capital Act
• Increase the tax credit budget to $25 million from $20 million	April 1, 2006

September Budget Update – 2009/10 to 2011/12

Appendices

Table A5 Summary of Revenue Measures from July 30, 2001 to September 1, 2009 (1) – Continued

Budget 2007	Effective Date
Income Tax
• Introduce a 10 per cent tax cut up to $100,000 in income	January 1, 2007
• Introduce an adoption expense tax credit	January 1, 2007
• Enhance the Mining Exploration Tax Credit for exploration activity in Mountain Pine Beetle affected areas	February 21, 2007
• Extend the Book Publishing Tax Credit for five more years to 2012	April 1, 2007
• Extend the Scientific Research and Experimental Tax Credit for five more years to 2014	September 1, 2009
• Implement the BC Training Tax Credit program	January 1, 2007
Mineral Tax Act
• Extend the new mine allowance to 2016	February 21, 2007
Social Service Tax Act
• Restructure the exemption for multi-glazed windows/doors to apply only to ENERGY STAR windows, doors (including side panels) and skylights	February 21, 2007
• Extend the expiry date for ENERGY STAR furnaces, boilers and heat pumps to various dates	February 21, 2007
• Extend the tax relief for hybrid passenger vehicles to 2011	February 21, 2007
• Provide a tax refund on eligible medical equipment purchased by charities	February 21, 2007
Motor Fuel Tax Act
• Classify all biodiesel fuel as alternative motor fuel	February 21, 2007
Property Transfer Tax Act
• Set the First Time Home Buyers’ exemption threshold at $375,000 province-wide	February 21, 2007
Home Owner Grant Act
• Increase the threshold for the home owner grant phase-out	2007 tax year
• Extend home owner grant eligibility to certain low-income homeowners with homes assessed above the phase-out threshold	2007 tax year
Land Tax Deferment Act
• Extend eligibility to homeowners age 55 and over from 60 and over	2007 tax year
Police Act
• New property tax to help fund police services in rural areas and communities under 5,000 population	2007 tax year
Provincial Sales Tax Review
Various Consumption Tax Statutes
• Changes to consumption tax statutes to reduce compliance burden for businesses and simplify specific exemptions	various

Budget 2008
Revenue Neutral Climate Action Measures
Climate Action Act
• Government to introduce a broadly based revenue neutral carbon tax on the purchase or use of fossil fuels subject to approval by the Legislature	July 1, 2008
Income Tax Act - Revenue Neutral Tax Reductions
• Introduce a Low Income Climate Action Tax Credit	July 1, 2008
• Reduce first two personal income tax bracket rates by 2 per cent for 2008 and by 5 per cent for 2009 and subsequent years	January 1, 2008
• Reduce general corporate income tax rate to 11 per cent from from 12 per cent	July 1, 2008
• Reduce corporate income tax small business rate to 3.5 per cent from 4.5 per cent	July 1, 2008
Income Tax Act - One-time Payment
• Provide a one-time Climate Action Dividend Payment of $100 to each person resident in BC on December 31, 2007	December 31, 2007
Other Climate Action Initiatives
Small Business Venture Capital Act
• Increase equity tax credit budget by $5 million per year and set a tax credit budget of $7.5 million for clean technology	April 1, 2008
International Financial Activity Act
• Expand eligible intellectual property to include green-related patents	March 1, 2008

September Budget Update – 2009/10 to 2011/12

Appendices

Table A5 Summary of Revenue Measures from July 30, 2001 to September 1, 2009 (1) – Continued

Budget 2008 - (Continued)	Effective Date
Social Service Tax Act
• Provide time-limited point-of-sale tax reduction for conventional fuel efficient vehicles	February 20, 2008
• Exempt ENERGY STAR qualified residential refrigerators, clothes washers and freezers to March 31, 2010	February 20, 2008
• Exempt energy efficient residential gas-fired water heaters to December 31, 2009	February 20, 2008
• Exempt production machinery and equipment for local governments for power production and cogeneration	February 20, 2008
• Expand the exemption for bicycles to include electric power-assisted two and three wheel cycles and non-motorized tricycles	February 20, 2008
• Exempt electric motorcycles to March 31, 2011	February 20, 2008
• Reduce tax payable on hydrogen fuel cell buses	February 20, 2008
• Exempt biodiesel fuel or portion of biodiesel for heating	February 20, 2008
• Impose tax on coal and coke except for residential use	February 20, 2008
Other Revenue Measures
Income Tax Act
• Reduce dividend tax credit rates for ordinary and enhanced dividends	January 1, 2009
• Extend film tax credits for five more years to 2013 from 2008	various
• Increase basic Film Incentive BC Tax Credit rate to 35 per cent from 30 per cent and basic Production Services Tax Credit rate to 25 per cent from 18 per cent for two years	January 1, 2008
• Enhance regional film tax credit for productions in distant locations	February 20, 2008
Corporation Capital Tax Act
• Phase-out Corporation Capital Tax and replace it with a new financial institutions minimum tax	April 1, 2008
Ports Property Tax Act
• Extend ports competitiveness initiative for ten years	various
Property Transfer Tax Act
• Increase First Time Home Buyers’ threshold to $425,000 from $375,000	February 20, 2008
• Remove First Time Home Buyers’ 70 percent financing requirement	February 20, 2008
Home Owner Grant Act
• Increase in the home owner grant phase-out threshold	2008 tax year
School Act
• Reduce the non-residential school tax rate for major industrial property	2008 tax year
Provincial Sales Tax Review
Various Consumption Tax Statutes
• Changes to consumption tax statutes to reduce compliance burden for businesses and simplify specific exemptions	various

October 22 and November 1, 2008
Income Tax Act
• Reduce personal income tax rates for the first two tax brackets by 3 per cent	January 1, 2008
• Reduce small business corporate income tax rate to 2.5 per cent from 3.5 per cent	December 1, 2008
Land Tax Deferment Act
• Introduce 2 year temporary financial hardship property tax deferment program	2009 tax year
Social Service Tax Act and Hotel Room Tax Act
• Double maximum commission paid to business for provincial sales tax and hotel room tax collection and remittance	November 1, 2008
School Act
• Provide an Industrial Property Tax Credit of 50 per cent of provincial school property tax on major industrial (class 4) and light industrial (class 5) properties	2009 tax year

September Budget Update – 2009/10 to 2011/12

Appendices

Table A5  Summary of Revenue Measures from July 30, 2001 to September 1, 2009 (1) – Continued

Budget 2009
Income Tax Act
• Reduce the dividend tax credit for ordinary dividends	January 1, 2010
• Extend the BC Mining Flow-through Share Tax Credit to December 31, 2009	January 1, 2009
• Reduce general corporate income tax rate from 11 per cent to 10.5 per cent effective January 1, 2010 and to 10 per cent effective January 1, 2011	January 1, 2010
• Remove expiry dates for film tax credits	various
• Eligibility requirement for Film Incentive BC expanded	January 1, 2009
International Financial Activity Act
• Expand the list of prescribed patents to include wastewater treatment and fuel cell technology	April 1, 2009
Social Service Tax Act
• Extend exemption for ENERGY STAR qualified residential heating equipment to 2011	February 18, 2009
• Extend exemption for ENERGY STAR qualified windows, doors and skylights to 2011	February 18, 2009
• Extend exemption for energy efficient residential gas-fired water heaters to 2011	February 18, 2009
• Provide exemption for energy efficient commercial boilers to 2011	February 18, 2009
• Provide exemption for devices which reduce idling by commercial vehicles to 2012	February 18, 2009
• Expand exemption for aerodynamic devices for commercial vehicles	February 18, 2009
• Provide exemption for equipment to produce energy from ocean currents, tides and waves	February 18, 2009
• Expand exemption for production machinery and equipment	February 18, 2009
Motor Fuel Tax Act
• Classify and exempt hydrogen as an alternative motor fuel when purchased for use in fuel cell vehicles	February 18, 2009
Tobacco Tax Act
• Increase tobacco tax rate from $35.80 to $37.00 per carton of 200 cigarettes	February 18, 2009
Home Owner Grant Act
• Maintain home owner grant phase-out threshold at 2008 level	2009 tax year

September Update (September 1, 2009)
Income Tax Act
• Increase basic personal amount tax credit to $11,000	January 1, 2010
• Increase the corporate income tax small business threshold to $500,000 from $400,000	January 1, 2010
• Double the basic training tax credit for employers to $4,000 from $2,000	July 1, 2009
• Extend the BC Mining Flow-through Share Tax Credit to 2010	January 1, 2010
Carbon Tax Act
• Include renewable fuels in the tax base and reduce carbon tax rates for gasoline and light fuel oil (diesel) by 5 per cent	January 1, 2010
• Expand exemptions and refunds for non-energy use of fuels	September 2, 2009
• Clarify exemptions and refunds for interjurisdictional air and marine services	July 1, 2008
Motor Fuel Tax Act
• Remove exemption for renewable fuels	January 1, 2010
Medicare Protection Act
• Increase Medical Services Plan premiums by 6 per cent and enhance premium assistance	January 1, 2010

(1) Denotes measures that have no or minimal taxpayer impacts.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A6 Operating Statement – 2005/06 to 2011/12

					Budget
	Actual	Actual	Actual	Actual	Estimate	Plan	Plan
($ millions)	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12
Revenue	35,958	38,478	39,800	38,328	37,608	38,845	41,072
Expense	(32,235)	(34,186)	(36,519)	(38,268)	(40,133)	(40,320)	(41,767)
Negotiating Framework incentive payments	(710)	(264)	(4)	(2)	—	—	—
Climate Action Dividend	—	—	(440)	20	—	—	—
Surplus (deficit) before forecast allowance	3,013	4,028	2,837	78	(2,525)	(1,475)	(695)
Forecast allowance	—	—	—	—	(250)	(250)	(250)
Surplus (deficit)	3,013	4,028	2,837	78	(2,775)	(1,725)	(945)

September Budget Update – 2009/10 to 2011/12

Appendices

Table A7 Revenue by Source – 2005/06 to 2011/12

					Budget
	Actual	Actual	Actual	Actual	Estimate	Plan	Plan
($ millions)	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12
Taxation revenue
Personal income	5,838	6,905	6,956	6,093	5,681	5,927	6,205
Corporate income	1,426	1,538	2,250	2,038	1,409	1,099	1,038
Sales (1)	4,367	4,714	5,072	4,958	4,847	5,555	6,056
Fuel	911	901	935	891	873	866	865
Carbon	—	—	—	306	557	748	955
Tobacco	701	726	692	708	686	686	686
Property	1,717	1,732	1,795	1,848	1,891	1,912	1,920
Property transfer	843	914	1,068	715	685	780	975
Corporation capital	162	91	117	108	56	—	—
Other (2)	464	496	521	532	532	437	413
	16,429	18,017	19,406	18,197	17,217	18,010	19,113
Natural resource revenue
Natural gas royalties	1,921	1,207	1,132	1,314	522	888	1,195
Bonus bids, permits and fees	405	479	606	855	868	904	918
Forests	1,214	1,276	1,087	558	387	550	719
Other natural resources	1,027	1,020	953	1,121	800	833	858
	4,567	3,982	3,778	3,848	2,577	3,175	3,690
Other revenue
Medical Services Plan premiums	1,482	1,524	1,557	1,595	1,628	1,737	1,870
Post secondary education fees	892	928	979	1,039	1,067	1,089	1,114
Other fees and licences	1,313	1,360	1,450	1,386	1,481	1,460	1,478
Investment earnings	949	1,032	1,140	804	897	899	1,032
Miscellaneous (3)	2,280	2,563	2,585	2,565	2,599	2,575	2,610
	6,916	7,407	7,711	7,389	7,672	7,760	8,104
Contributions from the federal government
Health and social transfers	4,220	4,473	4,614	4,743	4,873	5,180	5,325
Harmonized sales tax transition payments	—	—	—	—	750	374	475
Equalization	590	459	—	—	—	—	—
Other cost shared agreements (4)	1,015	1,454	1,317	1,246	1,627	1,440	1,401
	5,825	6,386	5,931	5,989	7,250	6,994	7,201
Commercial Crown corporation net income
BC Hydro	266	407	370	366	452	512	550
Liquor Distribution Branch	800	840	858	891	896	974	1,013
BCLC (net of payments to the federal government)	914	1,011	1,080	1,082	1,121	1,139	1,159
ICBC (5)	191	381	633	512	407	249	209
Transportation Investment Corporation (Port Mann)	—	—	—	(8)	(22)	(16)	(16)
Other	50	47	33	62	38	48	49
	2,221	2,686	2,974	2,905	2,892	2,906	2,964
Total revenue	35,958	38,478	39,800	38,328	37,608	38,845	41,072

(1)          Includes social service tax, BC’s portion of HST and tax on private sales of used vehicles. More details are available in Table A10.

(2)          Includes revenue from insurance premium and hotel room taxes.

(3)          Includes asset dispositions, reimbursements for health care and other services provided to external agencies, and other recoveries.

(4)          Includes contributions for health, education, housing and social service programs, for transportation projects, and for coastal ferry services.

(5)          Amounts represent earnings during government’s fiscal year.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A8 Expense by Function – 2005/06 to 2011/12

					Budget
	Actual	Actual	Actual	Actual	Estimate	Plan	Plan
($ millions)	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12
Health
Medical Services Plan	2,696	2,969	3,247	3,406	3,593	3,812	4,023
Pharmacare	868	914	955	1,010	1,062	1,100	1,152
Regional services	8,112	8,500	9,038	9,794	10,301	10,655	11,333
Other healthcare expenses (1)	754	867	996	911	955	988	1,019
	12,430	13,250	14,236	15,121	15,911	16,555	17,527
Education
Elementary and secondary	4,829	5,272	5,521	5,740	5,743	5,682	5,773
Post-secondary	3,906	4,056	4,300	4,565	4,742	4,697	4,759
Other education expenses (2)	182	159	165	172	409	357	355
	8,917	9,487	9,986	10,477	10,894	10,736	10,887
Social services
Social assistance (1),(2)	1,151	1,279	1,297	1,379	1,500	1,544	1,508
Child welfare (1)	892	1,027	992	1,144	1,209	1,210	1,211
Community living and other services	681	586	756	722	771	779	778
	2,724	2,892	3,045	3,245	3,480	3,533	3,497
Protection of persons and property	1,379	1,326	1,579	1,592	1,534	1,485	1,466
Transportation	1,215	1,270	1,398	1,422	1,480	1,442	1,556
Natural resources & economic development	1,571	1,676	1,961	1,683	2,118	1,621	1,602
Other	1,089	1,243	1,398	1,742	1,238	1,319	1,296
Contingencies (3)	—	—	—	—	500	300	300
General government	707	768	677	842	752	841	850
Debt servicing costs	2,203	2,274	2,239	2,144	2,226	2,488	2,786
Subtotal	32,235	34,186	36,519	38,268	40,133	40,320	41,767
Negotiating Framework incentive payments	710	264	4	2	—	—	—
Climate Action Dividend	—	—	440	(20)	—	—	—
Total expense	32,945	34,450	36,963	38,250	40,133	40,320	41,767

(1)          Payments for healthcare services by the Ministry of Housing and Social Development and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

(2)          Payments for training costs by the Ministry of Housing and Social Development made on behalf of its clients are reported in the Education function. Beginning in 2009/10, includes the expenses of the Labour Market Development Agreement made with the federal government.

(3)          The Contingencies vote is allocated to functions according to actual results for 2004/05 to 2008/09.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A9 Service Delivery Agency Operating Results (1) – 2005/06 to 2011/12

					Budget
	Actual	Actual	Actual	Actual	Estimate	Plan	Plan
($millions)	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12

School districts (2)

Revenue	4,812	5,178	5,243	5,385	5,418	5,406	5,401
Expense	(4,612)	(5,041)	(5,133)	(5,352)	(5,324)	(5,335)	(5,337)
	200	137	110	33	94	71	64
Accounting adjustments	(31)	39	88	158	92	175	148
Net impact	169	176	198	191	186	246	212

Post-secondary institutions

Revenue	3,902	4,129	4,178	4,145	4,666	4,719	4,770
Expense	(3,678)	(3,903)	(4,133)	(4,435)	(4,644)	(4,696)	(4,767)
	224	226	45	(290)	22	23	3
Accounting adjustments	249	270	493	202	66	141	(64)
Net impact	473	496	538	(88)	88	164	(61)

Health authorities and hospital societies

Revenue	8,245	8,857	9,467	10,272	10,696	11,175	11,812
Expense	(8,243)	(8,892)	(9,495)	(10,292)	(10,696)	(11,175)	(11,812)
	2	(35)	(28)	(20)	—	—	—
Accounting adjustments	176	64	181	(36)	30	82	35
Net impact	178	29	153	(56)	30	82	35

Community Living BC

Revenue	439	631	687	724	729	691	691
Expense	(439)	(631)	(687)	(723)	(729)	(691)	(691)
	—	—	—	1	—	—	—
Accounting adjustments	4	1	—	1	—	(1)	(1)
Net impact	4	1	—	2	—	(1)	(1)

BC Transportation Financing Authority

Revenue	657	618	651	745	582	638	600
Expense	(604)	(585)	(722)	(660)	(823)	(836)	(896)
	53	33	(71)	85	(241)	(198)	(296)
Accounting adjustments	(168)	(155)	(171)	(285)	(131)	(123)	(117)
Net impact	(115)	(122)	(242)	(200)	(372)	(321)	(413)

BC Pavilion Corporation

Revenue	37	39	70	45	99	93	106
Expense	(37)	(39)	(41)	(44)	(105)	(123)	(117)
	—	—	29	1	(6)	(30)	(11)
Accounting adjustments	97	105	26	290	10	(15)	(31)
Net impact	97	105	55	291	4	(45)	(42)

September Budget Update – 2009/10 to 2011/12

Appendices

Table A9 Service Delivery Agency Operating Results (1) – 2005/06 to 2011/12 – Continued

					Budget
	Actual	Actual	Actual	Actual	Estimate	Plan	Plan
($millions)	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12

British Columbia Housing Management Commission

Revenue	343	497	540	627	602	715	598
Expense	(343)	(497)	(540)	(627)	(602)	(715)	(598)
	—	—	—	—	—	—	—
Accounting adjustments	5	(15)	(4)	14	65	2	(67)
Net impact	5	(15)	(4)	14	65	2	(67)

British Columbia Transit

Revenue	155	165	188	229	259	293	332
Expense	(155)	(167)	(187)	(232)	(259)	(293)	(332)
	—	(2)	1	(3)	—	—	—
Accounting adjustments	8	(9)	2	(6)	39	(38)	(46)
Net impact	8	(11)	3	(9)	39	(38)	(46)

Tourism British Columbia

Revenue	58	60	61	65	114	—	—
Expense	(57)	(59)	(63)	(65)	(114)	—	—
	1	1	(2)	—	—	—	—
Accounting adjustments	(1)	7	(1)	1	(7)	—	—
Net impact	—	8	(3)	1	(7)	—	—

Other service delivery agencies

Revenue	1,098	683	705	735	694	748	767
Expense	(964)	(610)	(662)	(702)	(696)	(721)	(741)
	134	73	43	33	(2)	27	26
Accounting adjustments	(35)	22	20	(20)	211	438	316
Net impact	99	95	63	13	209	465	342

Total net impact	918	762	761	159	242	554	(41)

Total service delivery agency operating results:

Revenue	19,746	20,857	21,790	22,972	23,859	24,478	25,077
Accounting adjustments	298	319	627	326	375	661	173
	20,044	21,176	22,417	23,298	24,234	25,139	25,250
Expense	(19,132)	(20,424)	(21,663)	(23,132)	(23,992)	(24,585)	(25,291)
Accounting adjustments	6	10	7	(7)	—	—	—
	(19,126)	(20,414)	(21,656)	(23,139)	(23,992)	(24,585)	(25,291)
Total net impact	918	762	761	159	242	554	(41)

(1)          Revenue and expense are shown as reported in the entity financial statements and service plans, before consolidation and accounting adjustments.

(2)          Revenue and expense projections for 2010/11 and 2011/12 do not reflect the new full-day kindergarten program. This additional, phased-in funding will be reflected in the second Quarterly Report.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A10 Material Assumptions – Revenue

			September
Revenue Source and Assumptions	Budget	Actual	Update	Plan	Plan
($ millions unless otherwise specified)	2008/09		2009/10	2010/11	2011/12	Sensitivities 2009/10
Personal income tax	$6,700	$6,093	$5,681	$5,927	$6,205
Current calendar year assumptions						+/- 1% change in 2009 BC personal income growth equals +/- $50 to $100 million
Personal income growth	4.4%	5.2%	-1.0%	2.1%	3.8%
Labour income growth	4.7%	5.6%	-2.0%	2.4%	4.7%
Tax base growth	5.4%	3.1%	-1.7%	2.1%	4.5%
Average tax yield	5.45%	5.28%	5.21%	5.14%	5.17%
Current-year tax	$6,662	$6,316	$6,067	$6,103	$6,424

+/- 1% change in 2008 BC personal or taxable income growth equals +/- $50 to $100 million one-time effect (prior-year adjustment) and could result in an additional +/- $50 to $100 million base change in 2009/10

BC Tax Reduction	$-116	$-130	$-131	$-134	$-136
Low income climate action tax credit	$-90	$-70	$-150	$-150	$-158
Sales/BC HST tax credit	$-56	$-53	$-53	$-146	$-283
Other tax credits and refunds	$-99	$-110	$-116	$-110	$-103
Policy neutral elasticity *	1.4	0.7	1.0	1.4	1.4
Fiscal year assumptions
Prior-year adjustment	$0	$-151	$-296
Family Bonus offset	$-14	$-12	$-9	$-6	$-4

2008 Tax-year	2008 Assumptions
Personal income growth	4.4%	5.2%	5.2%
Tax base growth	5.4%	3.1%	1.9%
Average 2008 tax yield	5.45%	5.28%	5.14%
2008 tax	$6,662	$6,316	$6,090
Policy neutral elasticity *	1.4	0.7	0.1
BC Tax Reduction, tax credits and refunds	$-361	$-363	$-373

* Ratio of annual per cent change in current-year revenue to annual per cent change in personal income (calendar year).

Corporate income tax	$1,343	$2,038	$1,409	$1,099	$1,038
Components of revenue (fiscal year)
Advance instalments	$1,382	$1,387	$1,399	$1,361	$1,332
International Financial Activity Act refunds	$-27	$-20	$-20	$-20	$-20
Prior-year adjustment	$-12	$671	$30	$-242	$-274
Current calendar year assumptions
National tax base ($ billions)	$205.3	$199.9	$162.3	$176.1	$206.2	+/- 1% change in the 2009
BC instalment share of national tax base	10.0%	10.0%	12.1%	13.4%	11.5%	national tax base equals $15 +/- to $25 million in
Effective tax rates (general/small business)	11.5 / 4.0	11.5 / 3.92	11.0 / 2.5	10.5 / 2.5	10.0 / 2.5	2009/10
BC tax base growth (post federal measures)	0.5%	1.0%	-26.1%	7.7%	6.1%
BC corporate profits growth	0.4%	2.2%	-36.4%	7.3%	5.4%	+/- 1% change in the 2008
BC Tax credits						BC tax base equals +/- $20 to
Film, Television and Production Services	$-204	$-199	$-196	$-206	$-216	$30 million in 2009/10
Scientific Research and Experimental Development	$-135	$-140	$-146	$-156	$-166
Other	$-44	$-29	$-21	$-26	$-38

	2008 Assumptions
2008 Tax-year	Feb/08	Feb/09	Sept/09
BC tax base growth	-0.8%	-5.0%	1.0%
BC corporate profits growth	0.4%	-4.0%	2.2%
Gross 2008 tax	$1,672	$2,083	$2,213
Prior-year adjustments	$-116	$247	$30
Prior years losses/gains (included in above)	$0	$-75	$-400
Total BC tax credits	$-383	$-349	$-371

Revenue is recorded on a cash basis. Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. For example, 2009/10 instalments from the federal government are based on BC’s share of the national tax base for the 2007 tax year (assessed as of December 31, 2008) and a forecast of the 2009 national tax base. 2009/10 advance instalments include accelerated payments from the federal government. Cash adjustments for any under/over payments from the federal government in respect of 2008 will be received/paid on March 31, 2010.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A10 Material Assumptions – Revenue – Continued

			September
Revenue Source and Assumptions	Budget	Actual	Update	Plan	Plan
($ millions unless otherwise specified)	2008/09		2009/10	2010/11	2011/12	Sensitivities 2009/10
Sales taxes	$5,284	$4,958	$4,847	$5,555	$6,056
Calendar Year						Social service tax +/- 1% change in growth equals up to +/- $25 million +/- 1% change in growth equals up to +/- $10 million
Nominal consumer expenditure	5.0%	4.7%	-2.0%	4.2%	4.5%
Nominal business investment	5.4%	4.2%	-7.5%	5.5%	5.0%
Nominal residential construction	3.8%	-2.1%	-24.2%	15.5%	10.8%
Nominal government expenditures	5.5%	7.2%	4.2%	2.2%	3.5%
Nominal GDP	4.2%	3.5%	-5.0%	3.5%	5.0%

HST Rebates (% rebate of the provincial portion of the HST paid)
Municipalities				75%	75%
Charities and non-profits organization				57%	57%
New housing (up to $20,000)				71.43%	71.43%

Components of BC’s portion of HST
Consolidated Revenue Fund	$0	$0	$0	$4,007	$5,664
Recovery to vote (residential energy use)	$0	$0	$0	$175	$220

Components of social service tax revenue
Consolidated Revenue Fund	$5,212	$4,887	$4,772	$1,234	$10
BC Transportation Financing Authority	$14	$14	$14	$3	$0
Recovery to vote	$58	$57	$61	$61	$61

Tax on private sales of used vehicles	$0	$0	$0	$75	$101
Fuel and carbon taxes	$1,295	$1,191	$1,419	$1,620	$1,833
Calendar Year
Real GDP	2.4%	-0.3%	-2.9%	1.9%	2.7%
Gasoline volumes		-2.8%	-1.0%	-1.0%	-1.0%
Diesel volumes		-6.7%	-10.4%	1.0%	1.0%
Gasoline and diesel volumes	2.0%
Natural gas volumes	2.0%	-7.7%	1.0%	1.0%	1.0%
		estimated
Carbon tax rates (July 1)
Carbon dioxide equivalent emissions ($/tonne)	$10	$10	$15	$20	$25
Natural gas (cents/gigajoule)	49.88 ¢	49.66 ¢	74.49 ¢	99.32 ¢	124.15 ¢
Gasoline (cents/litre)	2.41 ¢	2.34 ¢	3.51 ¢	4.45 ¢	5.56 ¢
Light fuel oil (cents/litre)	2.76 ¢	2.69 ¢	4.04 ¢	5.11 ¢	6.39 ¢

Carbon tax revenue	$338	$306	$557	$748	$955

Fuel tax revenue
Consolidated Revenue Fund	$506	$473	$456	$451	$453
BC Transit	$12	$11	$11	$11	$11
BC Transportation Financing Authority	$439	$407	$406	$404	$401
	$957	$891	$873	$866	$865

Carbon tax rates are assumed to change effective January 2010 (gasoline: 3.33¢; light fuel: 3.84¢)
Property taxes	$1,861	$1,848	$1,891	$1,912	$1,920
Calendar Year
BC Consumer Price Index	1.8%	2.1%	0.6	2.1%	2.1%	+/- 1% change in new construction and inflation equals up to +/- $5 million in residential property taxation revenue
Housing starts	34,597	34,321	13,491	17,341	21,395
Home owner grants (fiscal year)	$-683	$-674	$-685	$-723	$-803

Components of revenue
Residential (net of home owner grants)	$635	$653	$687	$676	$643
Non-residential	$1,012	$987	$975	$995	$1,019	+/- 1% change in non- residential assessed values equals up to +/- $5 million
Rural area	$91	$74	$82	$83	$85
Police	$19	$23	$23	$23	$23
BC Assessment Authority	$69	$70	$73	$77	$79
BC Transit	$37	$43	$53	$60	$73
Commissions	$(2)	$(2)	$(2)	$(2)	$(2)

September Budget Update – 2009/10 to 2011/12

Appendices

Table A10 Material Assumptions – Revenue – Continued

			September
Revenue Source and Assumptions	Budget	Actual	Update	Plan	Plan
($ millions unless otherwise specified)	2008/09		2009/10	2010/11	2011/12	Sensitivities 2009/10
Other taxes	$2,326	$2,063	$1,959	$1,903	$2,074
Calendar Year
Population	1.4%	1.7%	1.5%	1.4%	1.4%
BC Consumer Price Index	1.8%	2.1%	0.6%	2.1%	2.1%
Housing starts	-11.7%	-12.4%	-60.7%	28.5%	23.4%
Nominal GDP	4.2%	3.5%	-5.0%	3.5%	5.0%
Real GDP	2.4%	-0.3%	-2.9%	1.9%	2.7%

Components of revenue
Property transfer	$1,020	$715	$685	$780	$975
Tobacco	$705	$708	$686	$686	$686
Corporation capital	$69	$108	$56	$0	$0
Insurance premium	$372	$389	$393	$403	$413
Hotel room
Consolidated Revenue Fund	$97	$86	$85	$20	$0
Recovery to vote	$0	$0	$0	$14	$0
Tourism British Columbia	$63	$57	$54	$0	$0
Energy, sales of Crown land tenures, metals, minerals and other	$2,376	$2,878	$1,821	$2,226	$2,571
Natural gas price

+/- $1.00 change in the natural gas price equals  +/- $255 to $305 million  +/- 1% change in natural gas volumes equals +/- $5 to $20 million
+/- 1 cent change in the exchange rate equals
+/- $15 to $25 million on natural gas royalties

Plant inlet, $Cdn/gigajoule	$5.65	$6.32	$3.51	$5.09	$5.78
Sumas, $US/ MMBtu	$7.12	$7.46	$4.44	$6.18	$6.80
Natural gas volumes (petajoules)
Base gas production	669	671	602	494	432
Incremental gas production	400	429	521	639	938
Total gas volume production	1,069	1,100	1,123	1,133	1,370
Annual per cent change	0.1%	3.3%	2.1%	0.9%	20.9%

Oil price ($US/bbl at Cushing, Ok)	$84.02	$85.82	$64.13	$73.55	$79.21
Auctioned land base (000 hectares)	642	654	465	630	613
Average bid price/hectare ($)	$710	$3,710	$871	$903	$1,194
Cash sales of Crown land tenures	$455	$2,425	$405	$569	$732
Metallurgical coal price ($US/tonne, fob west coast)	$105	n.a.	$130	$123	$126
Copper price ($US/lb)	$3.19	$2.66	$1.91	$2.13	$2.31
Annual electricity volumes set by treaty	4.0	4.0	4.5	4.6	4.5	+/- 10% change in the average Mid-Columbia electricity price equals +/- $25 to $30 million
(million mega-watt hours)
Mid-Columbia electricity price	$65	$56	$34	$48	$55
($US/mega-watt hour)
Exchange rate (US¢/ Cdn$, calendar year)	99.9	93.7	86.2	92.9	92.6

Components of revenue						Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects eight-
Natural gas royalties	$1,165	$1,314	$522	$888	$1,195
Bonus bids, fees and rentals	$582	$855	$868	$904	$918
Petroleum royalties	$113	$105	$67	$67	$67
Columbia River Treaty electricity sales	$245	$230	$150	$215	$210
Coal	$112	$265	$158	$81	$89
Minerals, metals and other	$130	$81	$24	$37	$56
Oil and Gas Commission fees and levies	$29	$28	$32	$34	$36	year deferral of cash receipts from the sale of Crown land tenures

Royalty programs and infrastructure credits
Summer drilling	$-48	$-36	$-43	$-43	$-44
Deep drilling	$-63	$-87	$-90	$-146	$-224
Road and pipeline infrastructure	$-78	$-65	$ - 98	$-97	$-120
Total	$-189	$-188	$ - 231	$-286	$-388
Implicit average natural gas royalty rate	19.3%	19.0%	13.2%	15.4%	15.1%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.
Natural gas royalties incorporate all royalty programs and infrastructure credits.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A10 Material Assumptions – Revenue – Continued

			September
Revenue Source and Assumptions	Budget	Actual	Update	Plan	Plan
($ millions unless otherwise specified)	2008/09		2009/10	2010/11	2011/12	Sensitivities 2009/10
Forests	$952	$558	$387	$550	$719
Prices (calendar year average)

+/- US$50 change in SPF price equals+/- $40 to $ 75 million
+/- US$100 change in hemlock price equals+/- $10 to $20 million
+/- US$50 change in pulp price equals+/-$4 to $8 million +/- Cdn$10 change in average log price equals+/-$30 to $50 million
+/- 1 cent change in exchange rate equals
+/- $8 to $10 million on stumpage revenue

SPF 2x4 ($US/1000 bd ft)	$213	$219	$176	$200	$238
Random Lengths Composite
($US/thousand board feet)	$248	$252	$213	$235	$273
Hemlock price ($US/1000 bd ft)	$600	$723	$771	$750	$700
Pulp ($US/tonne)	$844	$851	$609	$650	$694
Coastal log ($Cdn/cubic metre)
(Vancouver Log Market, fiscal year)	$96	$84	$66	$64	$67

Fiscal Year Trade Assumptions
Export tax rate (effective rate)	15.0%	15.0%	15.0%	15.0%	13.8%
SPF 2x4 ($US/1000 bd ft)	$225	$207	$181	$213	$250
Random Lengths Composite price
($US/thousand board feet)	$260	$240	$216	$248	$285
Lumber shipments and consumption (billion board feet)
U.S. lumber consumption	40.6	37.9	33.4	37.1	42.4
BC surge trigger volumes	8.6	8.0	7.1	7.9	9.0
BC lumber exports to US	8.0	6.2	5.4	6.6	7.9

Crown harvest volumes (million cubic metres)

+/- 10% change in Interior harvest volumes equals
+/- $15 to $20 million
+/- 10% change in Coastal harvest volumes equals
+/- $5 to $8 million

The above sensitivities relate to stumpage revenue only. Depending on market conditions, changes in stumpage revenues may be offset by changes in border tax revenues.

Interior	49.0	39.8	36.4	39.4	43.7
Coast	10.0	9.9	7.6	8.6	9.3
Total	59.0	49.7	44.0	48.0	53.0
BC Timber Sales (included in above)	11.5	9.8	9.4	10.0	10.7

Components of revenue
Tenures	$434	$274	$131	$189	$276
BC Timber Sales	$240	$142	$104	$132	$148
Border tax (SLA 2006)	$253	$152	$144	$203	$263
Logging tax	$5	$-34	$-14	$4	$10
Other CRF revenue	$9	$12	$11	$11	$11
Recoveries to vote	$11	$12	$11	$11	$11
Other natural resources	$395	$412	$369	$399	$400

Components of revenue
Water rental and licences	$377	$394	$311	$335	$334
Angling & hunting permits and licences	$18	$18	$11	$11	$11
Recoveries to vote	$0	$0	$47	$53	$55

Forecast for water rentals and licences includes BC Hydro rate increases approved by the BC Utilities Commission.
Other revenue	$7,469	$7,389	$7,672	$7,760	$8,104
Components of revenue
Fees and licences
Consolidated revenue fund	$2,460	$2,345	$2,467	$2,536	$2,660
Recoveries to vote	$114	$132	$127	$114	$115
Crown corporations and agencies	$113	$101	$99	$116	$130
Other service delivery agencies	$1,389	$1,442	$1,483	$1,520	$1,557
Post-secondary education fees	$989	$1,039	$1,067	$1,089	$1,114
Other health-care related fees	$252	$257	$273	$287	$299
School Districts	$148	$146	$143	$144	$144
Investment earnings
Consolidated revenue fund	$58	$86	$40	$45	$50
Fiscal agency loans & sinking funds earnings	$614	$638	$726	$702	$825
Crown corporations and agencies	$41	$55	$40	$46	$48
Other service delivery agencies	$171	$25	$91	$106	$109
Sales of goods and services	$688	$694	$724	$747	$789
Miscellaneous
Consolidated revenue fund	$213	$210	$185	$192	$198
Recoveries to vote	$418	$521	$429	$388	$388
Crown corporations and agencies	$78	$65	$101	$120	$76
Other service delivery agencies	$1,112	$1,075	$1,160	$1,128	$1,159

September Budget Update – 2009/10 to 2011/12

Appendices

Table A10 Material Assumptions – Revenue – Continued

			September
Revenue Source and Assumptions	Budget	Actual	Update	Plan	Plan
($ millions unless otherwise specified)	2008/09		2009/10	2010/11	2011/12	Sensitivities 2009/10
Health and social transfers	$4,794	$4,743	$4,873	$5,180	$5,325
National Cash Transfers
Canada Health Transfer (CHT)	$22,629	$22,629	$23,987	$25,426	$26,952
Wait Time	—	—	$250	$250	$250	+/- 0.1% change in BC’s population share equals +/- $45 to $50 million
Canada Social Transfer (CST)	$10,537	$10,537	$10,853	$11,178	$11,514
BC share of national population (June 1)	13.35%	13.15%	13.23%	13.31%	13.38%
BC health and social transfers revenue
CHT	$3,243	$3,177	$3,355	$3,606	$3,727
Wait time	—	—	$33	$33	$33
CST	$1,407	$1,386	$1,437	$1,488	$1,542
Prior-year adjustments	—	$35	$-20	—	—
Health deferral
Wait times	$79	$79	—	—	—
Diagnostic and Medical Equipment	$16	$17	$17	$16	$16
Medical Equipment Trust	$7	$7	$7	$7	$7
Human Papillomavirus Immunization Trust	$14	$14	$13	$13	—
Patient Wait Times Guarantee Trust	$28	$28	$31	$17	—
Other federal contributions	$1,015	$1,246	$2,377	$1,814	$1,876
Components of revenue
Consolidated revenue fund	$154	$188	$198	$176	$138
Transitional funding for HST	—	—	$750	$374	$475
Millennium Scholarship Fund	$37	$38	$37	—	—
Police Officer’s Recruitment Fund	—	$8	$16	$18	$11
Community Development Trust	—	$71	$47	$11	—
Labour Market and Immigration	—	$53	$45	$45	$45
Labour Market Agreement	—	$18	$66	$66	$66
Labour Market Development Agreement	—	$34	$336	$289	$289
Other recoveries to vote	$261	$279	$304	$247	$248
Crown corporations and agencies	$153	$159	$175	$180	$190
Other service delivery agencies	$410	$398	$403	$408	$414
Service delivery agency direct revenue	$4,818	$4,644	$4,919	$4,974	$5,072
School districts	$518	$509	$511	$508	$508
Post-secondary institutions	$2,405	$2,197	$2,338	$2,397	$2,448
Health authorities and hospital societies	$646	$721	$779	$756	$791
BC Transportation Financing Authority	$490	$435	$451	$446	$448
Other service delivery agencies	$759	$782	$840	$867	$877
Commercial Crown corporation net income	$2,680	$2,905	$2,892	$2,906	$2,964
BC Hydro	$358	$366	$452	$512	$550
reservoir water inflows	100%	96%	93%	100%	100%	+/-1% in hydro generation = +/-$15 million +/-10% = -/+$15 million

mean gas price	7.55	7.13	4.20	6.16	6.93
(Sumas, $US/MMbtu - BC Hydro forecast based on NYMEX forward selling prices)
electricity prices	59.72	50.31	33.60	47.08	52.80	+/-$1/MWh in electricity trade margins = +/-$35 million
(Mid-C, $US/MWh) assumed rate increases:
- base rate	6.56%	2.34%	8.74%	6.42%	5.20%
- rate rider	0.50%	0.50%	1.00%	5.00%	3.50%

Assumed rate increases for 2010/11 and 2011/12 reflect the notional annual increases that would be required for BC Hydro to earn its allowed return on equity as mandated by the BCUC. These increases are included for planning purposes only.

Actual rate increases in these years will be determined by future applications to the BCUC.

ICBC	$272	$512	$407	$249	$209
vehicle growth	+ 2.6%	+ 1.6%	+ 0.3%	+ 1.0%	+ 1.3%	+/-1% = +/-$36 - $37 million +/-1% = -/+$27 - $29 million +/-1% return = +/-$101 to $111 million
claims cost trend	+ 4.6%	-0.3%	+ 2.8%	+ 2.7%	+ 3.3%
investment return	4.8%	2.9%	4.6%	4.3%	4.6%

loss ratio	87.0%	77.6%	83.2%	87.3%	89.2%

September Budget Update – 2009/10 to 2011/12

Appendices

Table A11 Natural Gas Price Forecasts — 2009/10 to 2011/12

				Adjusted to fiscal years and
Private sector forecasts (calendar year)				$C/gigajoule at plant inlet
	2009	2010	2011	2009/10	2010/11	2011/12
GLJ Henry Hub US$/MMBtu (July 1,09)	4.45	6.25	7.00	3.55	4.69	5.44
Sproule Henry Hub US$/MMBtu (Jun 30, 09)	4.43	6.30	7.11	3.48	4.76	5.57
McDaniel Henry Hub US$/MMBtu (July 1, 09)	4.43	6.40	7.25	3.56	4.87	5.70
AJM Henry Hub US$/Mcf (Jun 30, 09)	4.38	6.40	7.40	3.31	4.67	5.53
GLJ Alberta AECO-C Spot CDN$/MMBtu (July 1, 09)	4.62	6.32	7.16	3.80	5.32	5.99
Sproule Alberta AECO-C Spot CDN$/MMBtu (Jun 30, 09)	4.50	6.15	6.85	3.67	5.12	5.69
McDaniel AECO-C Spot C$/MMBtu (July 1, 09)	4.53	6.40	7.25	3.83	5.39	6.11
AJM AECO-C Spot C$/Mcf (Jun 30, 09)	4.47	6.65	7.60	3.74	5.43	6.12
GLJ Sumas Spot US$/MMBtu (July 1, 09)	4.16	5.70	6.45	3.61	4.81	5.56
Sproule Sumas Spot CDN$/MMBtu (Jun 30, 09)	4.82	6.40	7.10	3.63	5.05	5.62
GLJ BC Spot Plant Gate CDN$/MMBtu (July 1, 09)	4.52	6.23	7.06	3.89	5.42	6.09
Sproule BC Plant Inlet CDN$/MMBtu (Jun 30, 09)	3.68	5.23	5.93	3.67	5.14	5.72
McDaniel BC Spot Plant Gate C$MMBtu (July 1, 09)	4.45	6.20	7.05	3.83	5.40	6.11
AJM BC Spot Plant Gate C$/Mcf (Jun 30, 09)	4.43	6.35	7.30	3.67	5.35	6.03
GLJ Midwest Chicago US$/MMBtu (July 1, 09)	4.53	6.25	7.10	3.66	4.87	5.70
Sproule Alliance Plant Gate CDN$/MMBtu (Jun 30, 09)	3.86	5.70	6.50	3.34	4.72	5.39
EIA Henry Hub US$/MMBtu (July 7, 09)	4.10	5.75		2.82
TD Economics Henry Hub FuturesUS$/MMBtu (July 6, 09)	4.01	4.85		2.42
Scotiabank Group Henry Hub US$/MMBtu (Jun 4, 09)	4.50	6.00		3.28
BMO Alberta Empress US$/MMBtu (Jun 17, 09)	3.44	5.85		3.32
RBC Financial Henry Hub US$/Mcf (Jun 25, 09)	4.00	6.00		2.89
Exports Development Canada Henry Hub US$/MMBtu (July, 09)	4.60	5.80		3.28
Tristone Capital Henry Hub US$/MMBtu (July 6, 09)	4.25	6.75		3.37
Petro-Canada AECO-C Spot CDN$/Mcf (Jun 17, 09)	6.50	8.26	8.87	4.99	6.81
NYMEX Forward Market converted to Plant Inlet CDN$/GJ (July 7, 09)				2.83	4.42	5.16
Average all minus high/low				3.51	5.09	5.78
Average one forecast per consultant minus high/low				3.40	5.33	5.99
Natural gas royalty price forecast				3.51	5.09	5.78

GLJ: Gilbert Laustsen Jung Petroleum Consultants Ltd

AJM: Ashton Jenkins Mann Petroleum Consultants

US EIA: US Energy Information Administration

McDaniel: McDaniel & Associates Consultants Ltd

AECO: Alberta Energy Company

•	The September Update 2009 price forecast is based on the private sector average.

•	Average plant inlet prices rose 130 per cent from September 2007 to June 2008 and declined 78 per cent over the next 13 months to July 2009.

•

The average July 2009 price of $2.05 is very low compared to recent history and prices can be expected to remain volatile and influenced by economic demand, inventory levels, hurricane activity, winter weather and other energy prices.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A12 Material Assumptions — Expense

			September
Ministry Programs and Assumptions	Budget (1)	Actual (1)	Update	Plan	Plan
($ millions unless otherwise specified)	2008/09		2009/10	2010/11	2011/12	Sensitivities 2009/10
Advanced Education and Labour Market Development	2,063	2,025	2,131	2,128	2,128	The number of student spaces may vary depending on the financial and other policies of post secondary institutions.

Student spaces in public institutions (2) (# of FTEs)	199,627	195,317	204,457	204,982	205,328
Attorney General	531	512	548	541	530

The number of recommended criminal cases brought forward by the various police departments, resulting in charges being laid by the Crown, the number of civil litigation cases, the number of traffic fines disputed and the number of family cases.

New cases filed/processed (# for all courts)	295,000	295,000	295,000	295,000	295,000

Crown Proceeding Act (CPA)	25	25	25	25	25	The number and size of litigation brought against the province, as well as the effectiveness of mitigation strategies and legal defence.

Children and Family Development	1,382	1,376	1,394	1,395	1,395	A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by approximately $2.7 million.
Average children-in-care caseload (#)	9,100	9,077	8,800	8,700	8,700

Average annual residential cost per child in care ($)	29,200	30,000	31,400	31,400	31,400

Education	5,115	5,102	5,042	5,080	5,158	The enrolment figures are based on BC Stats enrolment trends to which the ministry has added forecasts for distributed learning, adult education, and summer learning.

Enrolment (# of FTEs)	555,833	556,972	554,627	560,536	566,457
School Age (K-12)		530,766	526,785	524,151	521,530
Expanded Full-Day Kindergarten		—	—	7,543	15,085
Distributed Learning (online)		11,954	13,000	14,000	15,000
Summer		5,888	6,477	6,477	6,477
Adults		8,364	8,365	8,365	8,365
Forests and Range	872	841	1,101	738	739
Direct Fire Fighting	56	82	409	52	52

Over the past 11 years, fire fighting costs have ranged from a low of $19 million in 1997 to a high of $372 million in 2003. The 2009 fire season is forecast to surpass the 2003 season to become the worst fire season on record in terms of number of fires and costs.

BC Timber Sales.	219	169	159	167	171

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 2 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year then capitalized expenses will also be reduced in that year.

(1)          The 2008/09 budget estimate and actual results have been restated to reflect government’s current organization and accounting policies.

(2)          Beginning in 2008/09 the student space forecasts include apprentice training FTEs delivered by the Industry Training Authority.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A12 Material Assumptions — Expense — Continued

			September
Ministry Programs and Assumptions	Budget (1)	Actual (1)	Update	Plan	Plan
($ millions unless otherwise specified)	2008/09		2009/10	2010/11	2011/12	Sensitivities 2009/10
Health Services	13,343	13,277	14,155	14,817	15,737
Additional health authority funding	—	120	—	—	—
Pharmacare	1,016	989	1,055	1,095	1,152	A 1% change in utilization or drug prices affects costs by approximately $10 million.
Demand/cost growth
(per cent change)	3.7%	3.7%	3.7%	3.7%	3.7%

Medical Services Plan (MSP)	3,188	3,236	3,408	3,623	3,830	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $25 million.

Regional Health Sector funding	8,646	8,553	9,185	9,566	10,196
Additional health authority funding	—	120	—	—	—
Housing and Social Development	2,581	2,581	2,725	2,775	2,740

The expected to work caseload is sensitive to fluctuations in economic and employment trends in the service sector. A 1% change in the Temporary Assistance annual average caseload or average cost per case will affect expenditures by approximately $4.5 million annually.

Temporary Assistance annual average caseload (#)	37,077	42,517	56,382	58,503	50,802

Disability Assistance annual average caseload (#)	67,190	67,836	72,344	76,448	79,207

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities and significant health issues. A 1% change in the Disability Assistance annual average caseload or average cost per case will affect expenditures by approximately $7.5 million annually.

Total annual average caseload (#)	104,267	110,353	128,726	134,951	130,009	The average cost per case is sensitive to the composition of the caseload, and reported income.

Adult Community Living:						The adult community living caseload is sensitive to the pressures of an aging population. A 1% increase in the adult caseload will increase expenditures by approximately $2.9 million.
Residential Services:
Average caseload (#)	5,469	5,232	5,375	5,539	5,719
Average cost per client ($)	68,200	68,662	68,965	67,560	65,733
Day Programs:
Average caseload (#)	11,113	11,686	12,358	13,040	13,714
Average cost per client ($)	19,200	19,064	19,941	19,078	18,140

(1)   The 2008/09 budget estimate and actual results have been restated to reflect government’s current organization and accounting policies.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A12 Material Assumptions — Expense — Continued

			September
Ministry Programs and Assumptions	Budget (1)	Actual (1)	Update	Plan	Plan
($ millions unless otherwise specified)	2008/09		2009/10	2010/11	2011/12	Sensitivities 2009/10
Public Safety and Solicitor General	646	657	661	646	647	The volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.

Emergency Program Act (EPA)	16	29	21	15	15	The number and severity of natural disasters.

Management of Public Funds and Debt	1,262	1,192	1,186	1,403	1,488	Full year impact on MoPD on interest costs of a 1% change in interest rates equals $40 million; $100 million increase in debt level equals $4 million.
Interest rates for new provincial borrowing:
Short-term	4.30%	1.47%	0.28%	1.22%	2.56%
Long-term	5.04%	4.59%	4.35%	4.95%	5.64%
CDN/US exchange rate (cents)	100.1	112.6	112.0	107.5	108.3
Service delivery agency net spending	4,059	4,469	4,677	4,420	5,113
School districts	301	319	325	262	296
Post-secondary institutions	2,185	2,284	2,250	2,233	2,509
Health authorities and hospital societies	427	776	749	674	756
BC Transportation Financing Authority	646	635	823	836	896
Other service delivery agencies	500	455	530	415	656

(1)   The 2008/09 budget estimate and actual results have been restated to reflect government’s current organization and accounting policies.

Table A13 Full-Time Equivalents (FTEs) (1) — 2005/06 to 2011/12

					Budget
	Actual	Actual	Actual	Actual	Estimate		Plan	Plan
	2005/06	2006/07	2007/08	2008/09	2009/10		2010/11	2011/12
Ministries and special offices (CRF)	27,129	28,647	30,224	31,874	32,017	(3)	31,391	30,791
Service delivery agencies (2)	3,992	3,917	4,128	4,403	4,410		4,198	4,252
Total FTEs	31,121	32,564	34,352	36,277	36,427		35,589	35,043

(1)

Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

(2)	Service delivery agency FTE amounts do not include SUCH sector staff employment.
(3)	Includes an incremental 270 FTEs to support wildfire management.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A14 Capital Spending — 2005/06 to 2011/12

					Budget
	Actual	Actual	Actual	Actual	Estimate	Plan	Plan
($ millions)	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12

Taxpayer-supported
Education
Schools (K—12)	286	322	380	413	508	467	445
Post-secondary	790	874	782	658	697	753	363
Health	848	760	881	892	1,025	1,126	744
BC Transportation Financing Authority	713	821	884	881	1,230	1,096	1,078
BC Transit	24	13	37	77	167	61	59
Vancouver Convention Centre expansion project	85	105	251	242	39	5	—
BC Place rejuvenation	—	—	—	45	148	141	31
Government ministries	320	355	335	430	398	368	260
Other (1)	87	159	122	140	217	233	106
Capital spending contingencies	—	—	—	—	300	376	290
Total taxpayer-supported	3,153	3,409	3,672	3,778	4,729	4,626	3,376
Self-supported
BC Hydro	610	807	1,076	1,400	1,695	1,926	1,984
BC Transmission Corporation	21	50	70	19	22	12	12
Columbia River power projects (2)	30	19	29	32	166	242	258
Transportation Investment Corporation	—	—	—	165	594	552	544
BC Railway Company	15	19	20	10	69	107	131
ICBC (3)	27	22	23	22	38	84	92
BC Lotteries	83	44	60	97	100	115	115
Liquor Distribution Branch	19	22	18	17	21	23	32
Total self-supported commercial	805	983	1,296	1,762	2,705	3,061	3,168
Total capital spending	3,958	4,392	4,968	5,540	7,434	7,687	6,544

(1)	Includes BC Housing Management Commission, Provincial Rental Housing Corporation, Rapid Transit Project 2000, and other service delivery agencies.

(2)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

(3)	Includes ICBC Properties Ltd.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A15 Statement of Financial Position — 2005/06 to 2011/12 (1)

					Budget
	Actual	Actual	Actual	Actual	Estimate	Plan	Plan
($ millions)	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12
Financial assets
Cash and temporary investments	3,922	3,492	5,994	5,226	3,145	2,963	2,464
Other financial assets	7,084	8,003	8,322	7,405	8,297	8,670	9,290
Sinking funds	4,059	3,798	2,649	2,134	1,333	1,302	1,067
Investments in commercial Crown corporations
Retained earnings	3,476	4,426	5,090	5,738	6,511	6,936	7,398
Recoverable capital loans	6,916	7,170	7,719	9,149	10,976	12,490	14,249
	10,392	11,596	12,809	14,887	17,487	19,426	21,647
Warehouse borrowing program assets	—	—	—	2,081	—	—	—
	25,457	26,889	29,774	31,733	30,262	32,361	34,468
Liabilities
Accounts payable & accrued liabilities (2)	7,365	7,152	8,007	7,409	8,044	8,335	8,576
Deferred revenue	5,695	5,980	7,145	9,168	9,342	9,599	9,825
Debt:
Taxpayer-supported debt	27,251	25,968	26,589	26,446	30,593	34,984	37,279
Self-supported debt	7,206	7,471	8,048	11,568	11,489	13,227	15,225
Forecast allowance	—	—	—	—	250	250	250
Total provincial debt	34,457	33,439	34,637	38,014	42,332	48,461	52,754
Add: debt offset by sinking funds	4,059	3,798	2,649	2,134	1,333	1,302	1,067
Less: guarantees and non-guaranteed debt	(459)	(416)	(452)	(452)	(606)	(807)	(1,027)
Financial statement debt	38,057	36,821	36,834	39,696	43,059	48,956	52,794
	51,117	49,953	51,986	56,273	60,445	66,890	71,195
Net liabilities	(25,660)	(23,064)	(22,212)	(24,540)	(30,183)	(34,529)	(36,727)
Capital and other assets
Tangible capital assets	24,942	26,802	28,755	30,679	33,493	36,106	37,369
Other assets	761	780	730	780	834	842	832
	25,703	27,582	29,485	31,459	34,327	36,948	38,201
Accumulated surplus (deficit)	43	4,518	7,273	6,919	4,144	2,419	1,474

(1)          Comparative figures have been restated to reflect government’s accounting policies in effect at March 31, 2009.

(2)          Accrued liabilities include accumulated forecast allowances of $250 million in 2010/11 and $500 million in 2011/12.

September Budget Update – 2009/10 to 2011/12

Appendices

Table A15a Changes in Financial Position — 2005/06 to 2011/12

					Budget
	Actual	Actual	Actual	Actual	Estimate	Plan	Plan
($ millions)	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12

(Surplus) deficit for the year	(3,013)	(4,028)	(2,837)	(78)	2,775	1,725	945
Comprehensive income and other equity adjustments	—	(447)	82	432	—	—	—
Change in accumulated (surplus) deficit	(3,013)	(4,475)	(2,755)	354	2,775	1,725	945
Capital and other asset changes:
Taxpayer-supported capital investments	3,153	3,409	3,672	3,778	4,729	4,626	3,376
Less: amortization and other accounting changes	(1,614)	(1,549)	(1,719)	(1,854)	(1,915)	(2,013)	(2,113)
Increase in net capital assets	1,539	1,860	1,953	1,924	2,814	2,613	1,263
Increase (decrease) in other assets	215	19	(50)	50	54	8	(10)
	1,754	1,879	1,903	1,974	2,868	2,621	1,253
Increase (decrease) in net liabilities	(1,259)	(2,596)	(852)	2,328	5,643	4,346	2,198
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	291	(430)	2,502	(768)	(2,081)	(182)	(499)
Increase (decrease) in warehouse borrowing investments	—	—	—	2,081	(2,081)	—	—
Investment in commercial Crown corporations:
Increase (decrease) in retained earnings	281	950	664	648	773	425	462
Self-supported capital investments	805	983	1,296	1,762	2,705	3,061	3,168
Less: loan repayments and other accounting changes	(790)	(729)	(747)	(332)	(878)	(1,547)	(1,409)
	296	1,204	1,213	2,078	2,600	1,939	2,221
Other working capital changes	(1,183)	586	(2,850)	(2,857)	(718)	(206)	(82)
	(596)	1,360	865	534	(2,280)	1,551	1,640
Increase (decrease) in financial statement debt	(1,855)	(1,236)	13	2,862	3,363	5,897	3,838
(Increase) decrease in sinking fund debt	456	261	1,149	515	801	31	235
Increase (decrease) in guarantees and non-guaranteed debt	(13)	(43)	36	—	154	201	220
Increase (decrease) in total provincial debt	(1,412)	(1,018)	1,198	3,377	4,318	6,129	4,293

September Budget Update — 2009/10 to 2011/12

Appendices

Table A16 Provincial Debt Summary — 2005/06 to 2011/12 (1), (2)

					Budget
	Actual	Actual	Actual	Actual	Estimate	Plan	Plan
($ millions unless otherwise indicated)	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12
Taxpayer-supported debt
Provincial government direct operating	11,923	9,505	8,264	6,455	8,250	10,071	10,512
Other taxpayer-supported debt (mainly capital)
Education
Schools (2)	4,588	4,724	4,906	5,189	5,571	5,910	6,228
Post-secondary institutions (2)	2,663	2,909	3,314	3,493	3,816	4,098	4,175
	7,251	7,633	8,220	8,682	9,387	10,008	10,403
Health(2),(3)	2,491	2,899	3,345	3,757	4,115	4,786	5,303
Highways and public transit
BC Transportation Financing Authority(4)	2,699	3,237	3,948	4,586	5,325	6,065	6,745
Public transit	904	892	897	931	988	988	988
SkyTrain extension	1,145	1,153	1,153	1,154	1,154	1,154	1,154
BC Transit	80	96	84	94	151	169	188
	4,828	5,378	6,082	6,765	7,618	8,376	9,075
Other
BC Buildings	246	— (5)	—	—	—	—	—
Social housing (6)	189	216	218	286	431	559	539
Homeowner Protection Office	110	110	136	150	146	103	67
BC Pavilion Corporation	—	—	—	—	75	225	238
BC Immigrant Investment Fund	148	167	256	287	297	297	295
Other (7)	65	60	68	64	274	559	847
	758	553	678	787	1,223	1,743	1,986
Total other taxpayer-supported debt	15,328	16,463	18,325	19,991	22,343	24,913	26,767
Total taxpayer-supported debt	27,251	25,968	26,589	26,446	30,593	34,984	37,279
Self-supported debt
Commercial Crown corporations
BC Hydro	6,892	7,144	7,633	9,054	10,106	11,018	12,195
BC Transmission Corporation	30	30	79	70	70	70	70
Columbia River power project (8)	247	236	219	208	383	608	847
BC Lotteries	—	—	—	—	83	117	139
Transportation Investment Corporation (Port Mann)	—	—	—	20	712	1,279	1,839
Liquor Distribution Branch	5	3	2	1	1	1	1
Post-secondary institutions’ subsidiaries	32	58	115	134	134	134	134
	7,206	7,471	8,048	9,487	11,489	13,227	15,225
Warehouse borrowing program	—	—	—	2,081	—	—	—
Total self-supported debt	7,206	7,471	8,048	11,568	11,489	13,227	15,225
Forecast allowance (9)	—	—	—	—	250	250	250
Total provincial debt	34,457	33,439	34,637	38,014	42,332	48,461	52,754
Debt as a per cent of GDP
Provincial government direct operating	7.0%	5.2%	4.3%	3.2%	4.4%	5.1%	5.1%
Taxpayer-supported	16.1%	14.2%	13.8%	13.3%	16.2%	17.9%	18.1%
Total provincial	20.4%	18.3%	18.0%	19.1%	22.4%	24.8%	25.7%

(1)         Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)         Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(3)         Health facilities’ debt includes public-private partnership obligations of $117 million for fiscal 2005/06; $179 million for fiscal 2006/07; $410 million for fiscal year 2007/08; $540 million for fiscal year 2008/09; $697 million for fiscal 2009/10, $1,019 million for fiscal 2010/11, and $1,222 million for fiscal 2011/12.

(4)         BC Transportation Financing Authority’s debt includes public-private partnership obligations of $84 million for fiscal 2005/06; $353 million for fiscal 2006/07; $604 million for fiscal year 2007/08; $776 million for fiscal year 2008/09; $799 million for fiscal 2009/10, $783 million for fiscal 2010/11, and $766 million for fiscal 2011/12.

(5)         Debt of BC Buildings was transferred to the province as the corporation’s operations are now conducted through the Ministry of Citizens’ Services.

(6)         Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.

(7)         Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

(8)         A joint venture of the Columbia Power Corporation and Columbia Basin Trust.

(9)         Reflects the operating statement forecast allowance for each year (amounts are not cumulative). Since it is unknown as to which agency would require this debt, the borrowing allowance is shown as a separate item over the plan.

September Budget Update — 2009/10 to 2011/12

Appendices

Table A17 Key Provincial Debt Indicators — 2005/06 to 2011/12 (1)

					Budget
	Actual	Actual	Actual	Actual	Estimate	Plan	Plan
	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12

Debt to revenue (per cent)
Total provincial	74.8	69.1	69.3	77.9	87.3	95.3	98.4
Taxpayer-supported	77.8	69.7	69.5	71.9	84.6	92.6	93.6
Debt per capita ($) (2)
Total provincial	8,210	7,880	8,036	8,676	9,515	10,746	11,539
Taxpayer-supported	6,493	6,119	6,169	6,036	6,876	7,758	8,154
Debt to GDP (per cent) (3)
Total provincial	20.4	18.3	18.0	19.1	22.4	24.8	25.7
Taxpayer-supported	16.1	14.2	13.8	13.3	16.2	17.9	18.1
Interest bite (cents per dollar of revenue) (4)
Total provincial	4.4	4.3	4.0	4.4	4.4	4.9	5.3
Taxpayer-supported	4.4	4.2	3.9	4.2	4.4	4.9	5.1
Interest costs ($ millions)
Total provincial	2,012	2,074	2,012	2,123	2,144	2,502	2,845
Taxpayer-supported	1,547	1,575	1,490	1,555	1,584	1,860	2,040
Interest rate (per cent) (5)
Taxpayer-supported	5.5	5.9	5.7	5.9	5.6	5.7	5.6
Background Information:
Revenue ($ millions)
Total provincial (6)	46,080	48,389	50,002	48,790	48,497	50,837	53,601
Taxpayer-supported (7)	35,013	37,253	38,256	36,770	36,161	37,774	39,842
Debt ($ millions)
Total provincial	34,457	33,439	34,637	38,014	42,332	48,461	52,754
Taxpayer-supported (8)	27,251	25,968	26,589	26,446	30,593	34,984	37,279
Provincial GDP ($ millions) (9)	169,308	182,743	192,528	199,214	189,163	195,737	205,469
Population (thousands at July 1) (10)	4,197	4,244	4,310	4,382	4,449	4,510	4,572

(1)          Includes fiscal data of school districts, post-secondary institutions and regional health authorities/societies (SUCH).

(2)          The ratio of debt to population (e.g. 2009/10 debt divided by population at July 1, 2009).

(3)          The ratio of debt outstanding at fiscal year end to provincial nominal gross domestic product (GDP) for the calendar year ending in the fiscal year (e.g. 2009/10 debt divided by 2009 GDP).

(4)          The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

(5)          Weighted average of all outstanding debt issues.

(6)          Includes revenue of the consolidated revenue fund (excluding dividends from enterprises) plus revenue of all government organizations and enterprises.

(7)          Excludes revenue of government enterprises, but includes dividends from enterprises paid to the consolidated revenue fund.

(8)          Excludes debt of commercial Crown corporations and agencies and funds held under the province’s warehouse borrowing program.

(9)          Nominal GDP for the calendar year ending in the fiscal year (e.g. GDP for 2009 is used for the fiscal year ended March 31, 2010).

(10)    Population at July 1st within the fiscal year (e.g. population at July 1, 2009 is used for the fiscal year ended March 31, 2010).

September Budget Update — 2009/10 to 2011/12